
11007439


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$436,000,000
10.00 per cent. High Coupon / High Premium Notes due 9 May 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: 4 May 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$436,000,000 principal amount of 10.00 per cent. High Coupon / High Premium Notes due 9 May 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), and in the Pricing Supplement relating to the Notes dated 4 May 2011 (the "Pricing Supplement"), each of which are filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2011, was filed under a report of the ADB dated April 28, 2011.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Center, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 4 May 2011, the ADB entered into a Appointment Agreement, filed herewith, with HSBC Bank plc (the "Dealer"), pursuant to which the ADB has agreed to issue, and the Dealer has agreed to solicit (through HSBC Bank USA N.A., pursuant to the exemption provided by Section 3(a)(4)(B)(vi) of the Securities Exchange Act of 1934, as amended) offers to purchase, a principal

amount of the Notes aggregating U.S.$436,000,000 for an issue price of 137.57734% less a commission of 0.0625%. The Notes will be offered for sale subject to issuance and acceptance by the purchaser and subject to prior sale. It is expected that the delivery of the Notes will be made on or about May 9, 2011. ADB has agreed to pay the Dealer a commission equal to 0.0625%.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Appointment Agreement.

	Price to the Public	Commission	Proceeds to ADB
Per Unit	137.57734%	0.0625%	137.51484%
Total	U.S.$599,837,202.40	U.S.$272,500.00	U.S.$599,564,702.40

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*
Listing Fees (Luxembourg)	$5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011.

(ii) Pricing Supplement dated 4 May 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011.

(ii) Appointment Agreement dated 4 May 2011.

(d) (i) Information Statement dated April 28, 2011, previously filed under a report of the ADB dated April 28, 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).

PROSPECTUS

Asian Development Bank

Global Medium-Term Note Program

for issues of Notes with final maturities exceeding one year

The Asian Development Bank ("*ADB*") may issue from time to time under its Global Medium-Term Note Program (the "*Program*") notes with final maturities exceeding one year from the date of original issue ("*Notes*"). The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by ADB in any calendar year will not exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year. Notes may be denominated in such currencies or currency units as may be designated by ADB at the time of issue. A pricing supplement (each, a "*Pricing Supplement*") will contain the terms and pricing details of each particular issue of Notes. Each Pricing Supplement shall constitute the "final terms" of such issue of Notes for purposes of the Luxembourg law of 10 July 2005 on prospectuses for securities. Notes may be sold through one or more dealers appointed by ADB ("*Dealers*") or directly by ADB itself.

Notes may be either interest bearing at fixed or floating rates or non-interest bearing and may be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the applicable Pricing Supplement. Notes may be index-linked, equity-linked or commodity-linked as to principal or interest, as specified in the applicable Pricing Supplement. Notes may be issued with specified or variable maturities exceeding one year and may be subject to early redemption in whole or in part, as specified in the applicable Pricing Supplement. This Prospectus has been filed with the Luxembourg Stock Exchange, on whose regulated market Notes issued under the Program may be listed. Notes issued under the Program may alternatively be listed on one or more other stock exchanges, or may be unlisted, as specified in the applicable Pricing Supplement.

Certain types of Notes may be complex financial instruments and may not be suitable for all investors. Investors should have sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and in the applicable Pricing Supplement and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Investors also should have the financial capacity to bear the risks associated with an investment in Notes. Investors should not purchase Notes unless they understand and are able to bear risks due to interest or exchange rate fluctuations or market, liquidity, early redemption or other risks associated with Notes. See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in certain types of Notes.

Notes of any particular issue will be in book-entry form, registered form or bearer form, as specified in the applicable Pricing Supplement. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Pricing Supplement. The Federal Reserve Bank of New York will act as fiscal agent (the "*Fiscal Agent*") for Notes denominated and payable in U.S. dollars that are initially distributed in the United States and originally issued in book-entry form. Citibank, N.A. will act as global agent (the "*Global Agent*") for all other Notes. ADB may appoint additional agents for specific issues of Notes.

Depending on their form and specified currency, Notes will be accepted for clearing through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems may include those operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System ("*Euroclear*"), Clearstream Banking, société anonyme ("*Clearstream, Luxembourg*"), The Depository Trust Company ("*DTC*"), the Hong Kong Monetary Authority, as operator of the Hong Kong Central Moneymarkets Unit ("*CMU*") Service, and, for U.S. dollar-denominated book-entry Notes, the book-entry system operated by the Federal Reserve Banks (the "*Federal Reserve*").

Notes will not be the obligations of any government.

The date of this Prospectus is 28 April 2011.

Notes issued under the Program are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "*Commission*"). The Notes have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the United States.

ADB, having made all reasonable inquiries, confirms that all information in this Prospectus is true and accurate in all material respects and is not misleading in any material respect, and that there are no other facts the omission of which, in the context of the issue of Notes, make this Prospectus or any information in it misleading in any material respect. In addition, ADB confirms that each Pricing Supplement, when read together with the Prospectus, will as of its date be true and accurate in all material respects and not misleading in any material respect, and that there will be no other facts the omission of which make any Pricing Supplement, when read together with this Prospectus, or any information therein misleading in any material respect.

Investors in Notes should rely only on information contained or incorporated by reference in this Prospectus or contained in the applicable Pricing Supplement. ADB has not authorized anyone to provide information different from that contained or incorporated by reference herein or contained in the applicable Pricing Supplement. The delivery of this Prospectus or the applicable Pricing Supplement at any time does not imply that the information contained in this Prospectus or the applicable Pricing Supplement, as the case may be, is correct at any time subsequent to its date, or, if later, to the date of the documents incorporated by reference in this Prospectus.

To the fullest extent permitted by law, none of the Dealers accepts any responsibility for the contents of this Prospectus, any Pricing Supplement or any statement made by ADB in respect of itself or an offering of the Notes. Each Dealer accordingly disclaims all and any liability, whether arising in tort or contract, which it might otherwise have in respect of this Prospectus, any Pricing Supplement or any such statement by ADB.

Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of, ADB or any Dealer to subscribe or purchase any Notes. Neither this Prospectus nor any Pricing Supplement constitutes, or may be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of Notes or the distribution of this Prospectus or any Pricing Supplement in any jurisdiction where such action is required.

The distribution of this Prospectus and any Pricing Supplement and the offer and sale of any Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by ADB and any relevant Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus or any Pricing Supplement, see "Plan of Distribution."

The issuance and distribution of this Prospectus and any Pricing Supplement and any offering and sale of Notes are not a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank (the "*Charter*") or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

This Prospectus does not describe all of the risks and investment considerations (including those relating to each investor's particular circumstances) of an investment in Notes of a particular issue. Investors should refer to and consider carefully the relevant Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. The risks and investment considerations identified in this Prospectus and the applicable Pricing Supplement are provided as general information only. Investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in their particular circumstances.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) disclosed as the stabilizing manager(s) (or persons acting on behalf of the stabilizing manager(s)) in the applicable Pricing Supplement may over-allot Notes (provided that, in the case of any Tranche of Notes to be listed on the regulated market of the Luxembourg Stock Exchange, the aggregate principal amount of the Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail. However, there is no assurance that the stabilizing manager(s) (or persons acting on behalf of a stabilizing manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

	Page
Availability of Information and Incorporation by Reference	3
Pricing Supplements	5
Amount	5
Use of Proceeds	5
Summary	6
Risk Factors	11
Form of Notes	15
Terms and Conditions of the Notes	20
Clearance and Settlement	45
Tax Considerations	50
Currency Conversions	57
Plan of Distribution	59
General Information	63

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

ADB prepares an annual information statement (the "*Information Statement*"), which describes ADB, including its capital, operations, administration, Charter, legal status and its principal financial policies. Each Information Statement also contains ADB's most recent audited financial statements. ADB's latest Information Statement has been filed with the Commission. ADB also prepares an annual report to its Board of Governors and unaudited quarterly financial statements.

ADB is subject to certain informational requirements of Regulation AD, promulgated by the Commission under Section 11(a) of the Asian Development Bank Act, and in accordance therewith files with the Commission its annual report to its Board of Governors and its regular quarterly and annual financial statements (collectively, together with the Information Statement, the "*ADB Information*").

ADB will file the latest ADB Information with the Commission and, for so long as ADB lists Notes on any stock exchange and the rules of such exchange so require, with such exchange. The ADB Information may be inspected and copies may be obtained (without charge other than for ADB Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address as may be specified in the applicable Pricing Supplement:

Securities and Exchange Commission
Public Reference Room
100 F Street, NE
Washington, DC 20549

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

Copies of the Charter and the Global Agency Agreement may be inspected at the above offices of Citibank, N.A., as Global Agent.

ADB will provide, without charge, copies of the ADB Information, the Charter, the Fiscal Agency Agreement and the Global Agency Agreement upon written or telephonic request at the following offices of ADB:

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Attention: Funding Division,
Treasury Department
Telephone: (632) 632-4444
Facsimile: (632) 636-2444 or 2625

8th Floor Kasumigaseki Bldg.
Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Telephone: (813) 3504-3160
Facsimile: (813) 3504-3165

Rahmhofstrasse 2
60313 Frankfurt am Main, Germany
Telephone: (4969) 2193-6400
Facsimile: (4969) 2193-6444

900 17th Street NW, Suite 900
Washington, DC 20007, United States
Telephone: (202) 728-1500
Facsimile: (202) 728-1505

Incorporation by Reference

ADB's latest Information Statement, any quarterly or annual financial statements filed with the Commission subsequent to the date of such Information Statement, the most recent global borrowing authorization of the Board of Directors of ADB and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by ADB from time to time shall be deemed to be incorporated in and to form part of this Prospectus, and references to this "*Prospectus*" shall mean this document and any documents incorporated by reference in and forming part of this Prospectus, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in and forming part of this Prospectus. Documents incorporated by reference in and forming part of this Prospectus may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

ADB will, in the event of any material change in the financial position of ADB that is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and listing of Notes by ADB.

If the terms of the Program are modified or amended in a manner that would make this Prospectus inaccurate or misleading in any material respect, ADB will prepare an amendment or supplement to this Prospectus or prepare a new Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained without charge from the offices of ADB as set out under "–Availability of Information." In addition to the addresses set out above, ADB's latest Information Statement, any annual financial statements subsequent to the date of such Information Statement and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by ADB from time to time may be found on ADB's website (www.adb.org).

PRICING SUPPLEMENTS

ADB will prepare in respect of each particular issue of Notes a Pricing Supplement that will contain the terms of and pricing details for such issue of Notes and such other information or disclosures as ADB considers necessary. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue of Notes if ADB and the relevant Dealer(s) consider it necessary or appropriate.

AMOUNT

The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued in any calendar year will not exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Notes will be included in the ordinary capital resources of ADB and used in its ordinary operations.

SUMMARY

The following summary does not purport to be complete and is derived from, and is qualified in its entirety by, the information in the remainder of this Prospectus and, in relation to the terms and conditions of any particular issue of Notes, the applicable Pricing Supplement. Certain capitalized terms relating to Notes that are used in this Summary and not defined have the meanings given to them under "Terms and Conditions of the Notes."

Issuer	Asian Development Bank.
Dealers	The Dealers will consist of any one or more dealers becoming a party to the Standard Provisions (as defined under "Plan of Distribution") from time to time for a particular issue of Notes.
Fiscal Agent	Federal Reserve Bank of New York.
Global Agent	Citibank, N.A., London branch.
Amount	In any calendar year, up to the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.
Specified Currencies	Notes may be denominated in such currencies or currency units as may be agreed among ADB, the relevant Dealer(s) and the Global Agent at the time of issue (each, a "*Specified Currency*").
Maturities	Notes may be issued with specified or variable maturities exceeding one year, except that the final maturities of any Notes denominated in certain Specified Currencies shall not be less than any minimum or more than any maximum maturity as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to such Specified Currencies. The Pricing Supplement issued in respect of each issue of Notes having variable maturities will state the applicable terms, including any circumstances or factors relating to the performance of relevant indices that affect the maturity of the Notes.
Issue Price	Notes may be issued at par or at a discount to or premium over par and on a fully paid or partly paid basis.
Method of Issue	Notes may be issued through Dealers acting as principal, whether individually or in a syndicate, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. ADB may itself directly issue and sell Notes to the extent permitted by applicable law.
Description of Notes	Notes may be either interest bearing at fixed or floating rates or non-interest bearing, with principal repayable at a fixed amount or by reference to a formula, as specified in the applicable Pricing Supplement.
Fixed Rate	Notes for which the interest basis is fixed will bear interest at the rate or rates specified in the applicable Pricing Supplement.

Floating Rate	Notes for which the interest basis is floating will have the basis for calculating the amount of interest payable determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Zero Coupon....................	Notes for which the interest basis is zero coupon will not bear interest and will be issued at a discount to their redemption amount.
Fixed Redemption Amount..........................	Notes that have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.
Variable Redemption Amount..........................	Notes that have a variable redemption amount will have the basis for calculating the redemption amount determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Other Notes.......................	Notes may be any other type of security that ADB and any Dealer(s) agree to be issued under the Program, and the terms applicable to any such Notes will be specified in the applicable Pricing Supplement.
Status of Notes	Notes will constitute direct, unsecured obligations of ADB ranking *pari passu,* without any preference among themselves, with all other unsecured and unsubordinated obligations of ADB. Notes will not be the obligations of any government.
Negative Pledge	Notes will have the benefit of a negative pledge, as described and subject to the exceptions set forth under "Terms and Conditions of the Notes — Negative Pledge."
Default	Notes will have the benefit of a default (including cross-default) provision, as described under "Terms and Conditions of the Notes — Events of Default."
Tax Status	Notes and interest thereon generally will be subject to taxation. The Charter provides that Notes and the interest thereon are not subject to any tax by a member of ADB (a) which tax discriminates against the Notes solely because they are issued by ADB, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by ADB. Also, under the Charter, ADB is exempt from any obligation imposed by a member of ADB for the payment, withholding or collection of any tax or duty on Notes. Accordingly, payments on Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of such tax or duty.

	However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as ADB's Fiscal Agent or Global Agent.
Optional Redemption	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity in whole or in part at the option of ADB and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement.
Form of Notes	Each particular issue of Notes will be in book-entry form, registered form or bearer form. Restrictions on forms of Notes may apply in certain jurisdictions. See "Form of Notes."
Book-Entry Notes	Book-Entry Notes, which are Notes denominated and payable in U.S. dollars cleared through the book-entry system of the Federal Reserve, will be in book-entry form. Notes in book-entry form may not be exchanged for Notes in bearer form or for Notes in definitive form.
Registered Notes	Registered Notes will be represented by one or more Notes in global registered form or will be issued in definitive registered form. Notes in global registered form will be exchangeable for Notes in definitive registered form if and to the extent specified in the applicable Pricing Supplement. Notes in registered form, whether in global or definitive form, may not be exchanged for Notes in bearer form.
Bearer Notes	Except as may be specified in the applicable Pricing Supplement, Bearer Notes (other than Notes in certain Specified Currencies that will be issued in permanent global bearer form) will be issued in temporary global bearer form exchangeable for Notes in permanent global bearer form or, if and to the extent specified in the applicable Pricing Supplement, in definitive bearer form, global registered form or definitive registered form, upon certification as to non-U.S. beneficial ownership through the relevant clearing system. Notes in permanent global bearer form (other than Notes in certain Specified Currencies) will be exchangeable for Notes in definitive bearer form only in the circumstances described herein and in the applicable Pricing Supplement. Notes in bearer form may be exchanged for Notes in registered form if and to the extent specified in the applicable Pricing Supplement.
Denominations	Notes will be in such denominations as may be agreed between ADB and the relevant Dealer(s) and specified in the applicable Pricing Supplement, except that the minimum denominations for Notes denominated in certain Specified Currencies will be as required by applicable law or the relevant regulatory authority (and will be specified in the applicable Pricing Supplement).

Listing	Notes issued under the Program may be listed on the regulated market of the Luxembourg Stock Exchange or on other or additional stock exchanges, but ADB will not be required to maintain any such listing. Unlisted Notes may also be issued under the Program. The applicable Pricing Supplement will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.
Rating....................................	The Program has been rated Aaa/P-1 by Moody's Investors Service Inc., AAA by Standard & Poor's and AAA by Fitch Ratings. Notes issued under the Program may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Program. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.
Governing Law	Notes will be governed by the laws of the State of New York, English law or such other law as may be specified in the applicable Pricing Supplement, with such consequential amendments to the form of the Notes as may be specified in the applicable Pricing Supplement, and subject to the receipt of such legal opinions as may be specified in the applicable Terms Agreement or Appointment Agreement (as defined under "Plan of Distribution") between ADB and the relevant Dealer(s). Each Terms Agreement and Appointment Agreement will incorporate by reference the Standard Provisions. Each Terms Agreement and Appointment Agreement, and the Standard Provisions incorporated by reference therein, will be governed by the laws of the State of New York, English law or such other law as may be specified in such Terms Agreement or Appointment Agreement. The Global Agency Agreement is governed by English law. The Uniform Fiscal Agency Agreement is governed by the laws of the State of New York.
Selling Restrictions	United States, United Kingdom, Japan, Hong Kong, Singapore and the People's Republic of China. See "Plan of Distribution." There are restrictions on the sale of Notes and the distribution of offering material relating to the Notes. In particular, Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. See "Plan of Distribution." In connection with the offering and sale of a particular Tranche of Notes, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement. See "Plan of Distribution."

Clearance and Settlement.......	Notes will be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems may include those operated by Euroclear and Clearstream, Luxembourg, those operated by DTC and, for Book-Entry Notes, the book-entry system operated by the Federal Reserve.
Risk Factors	See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in certain types of Notes.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each investor's particular circumstances) of an investment in Notes. Investors should refer to and consider carefully the relevant Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in their particular circumstances. Certain capitalized terms relating to Notes that are used in this section and not defined have the meanings given to them under "Terms and Conditions of the Notes."

Structured Note Risks

An investment in a Structured Note issued by ADB entails risks (which may be significant) not associated with an investment in a conventional debt security issued by ADB. A "*Structured Note*" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each, an "*Applicable Index*") (other than a single conventional interest rate index or formula or commodity price or index, such as LIBOR) or features such as embedded options, caps or floors.

Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by ADB at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail below under "—Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by ADB.

Such risks generally depend on a number of factors, including financial, economic and political events over which ADB has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a Rate Multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("*cap*") or minimum ("*floor*") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by ADB at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different.

In recent years, certain interest rates, currencies, currency units, exchange rates, equity or commodity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity or

commodity index or other index that have occurred in the past are, however, not necessarily indicative of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of ADB, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by ADB, and this also may be true prior to any such period. ADB may be expected to redeem such Notes in circumstances where ADB's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate that is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyze quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency, commodity price or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a material adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of ADB and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Floating Rate Notes with caps or floors generally are more volatile than those of Floating Rate Notes linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches or passes the cap or floor. Similarly, the prices of Floating Rate Notes with an Applicable Index containing a Rate Multiplier or any other leverage factor greater than one generally are more volatile than those for Floating Rate Notes linked to the same Applicable Index without such a Rate Multiplier or other leverage factor.

In the case of Floating Rate Notes with an interest rate equal to a fixed rate less a rate based upon an index, the interest rate will vary in the opposite direction of changes in such index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by ADB based on the same index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that ADB may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate, the ability of ADB to convert the interest rate will affect the secondary market and the value of such Notes since ADB may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to ADB. If ADB elects to convert from a fixed rate to a floating rate, the spread may be lower (if being added to the index) or higher (if being subtracted from the index) than prevailing spreads at the time of such conversion on other floating rate securities issued by ADB with comparable maturities using the same index, and the interest rate at any time may be lower than that payable on other securities of ADB.

Conversely, if ADB elects to convert from a floating rate to a fixed rate, the fixed rate may be lower than prevailing interest rates on other securities of ADB.

The prices at which zero coupon instruments, such as Notes the interest basis for which is specified as being Zero Coupon, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the principal amount payable on such instruments, such as Notes issued with significantly below-market or above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared with that for conventional interest-bearing securities with comparable maturities.

Exchange Rate Risks and Exchange Controls

Notes may be denominated or payable in any Specified Currency designated by ADB at the time of issuance. For investors whose financial activities are denominated principally in a currency (the "*Investor's Currency*") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's

Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which ADB has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are, however, not necessarily indicative of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if ADB considers it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls that could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Changes in Creditworthiness of ADB's Borrowers May Affect the Financial Condition of ADB

ADB extends loans to and guarantees obligations of its developing member countries and other public sector borrowers (with a member country guarantee) and also extends loans and guarantees to and makes investments in private sector companies that support economic development in ADB's developing member countries. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of borrowers and their ability to repay their obligations and may also affect the value of ADB's equity investments. ADB policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio to the total amount of ADB's unimpaired subscribed capital, reserves and surplus.

FORM OF NOTES

Capitalized terms relating to Notes that are used in this section and not defined have the meanings given to them under "Terms and Conditions of the Notes."

ADB and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either book-entry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve), registered or bearer and will be specified in the applicable Pricing Supplement. Notes denominated in certain Specified Currencies may only be issued in global form.

Book-Entry Notes

Unless otherwise specified in the applicable Pricing Supplement, all Notes denominated and payable in U.S. dollars that are initially distributed in the United States will be cleared and settled through the Federal Reserve and will be issued in uncertificated book-entry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s).

Registered Notes

Notes in registered form that are not designated as Book-Entry Notes will, unless otherwise specified in the applicable Pricing Supplement, initially be represented by either:

- one or more Notes in registered global form (each, a "*Registered Global Note*") deposited on its Issue Date with Citibank, N.A. (the "*Custodian*") as custodian for, and registered in the name of a nominee of, DTC (such Registered Global Note or Notes being collectively referred to herein as a "*DTC Global Note*"); or

- one or more Registered Global Notes deposited on its or their Issue Date with, and registered in the name of, a common depositary for, Euroclear and Clearstream, Luxembourg, or with such other clearing system(s) as are agreed upon between ADB and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form ("*Definitive Registered Notes*"). Otherwise, Definitive Registered Notes will only be available:

- in the case of Notes initially issued as Bearer Notes, as described under "—Bearer Notes," or

- in the case of Registered Notes initially issued as Registered Global Notes (other than Notes in certain Specified Currencies), in certain circumstances described below.

Definitive Registered Notes to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Pricing Supplement, interests in a Registered Global Note will be exchangeable for Definitive Registered Notes only if such exchange is permitted by applicable law and:

- in the case of a DTC Global Note, DTC notifies ADB that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Note, or

ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), or is at any time no longer eligible to act as such and ADB is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC,

- in the case of any other Registered Global Note, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so,

- ADB, upon the request of a holder, elects to issue Definitive Registered Notes, or

- a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes.

In such circumstances, ADB will cause sufficient Definitive Registered Notes to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholders. A person having an interest in a Registered Global Note must provide the Registrar with a written order containing instructions and such other information as ADB and the Registrar may require to complete, execute and deliver such Definitive Registered Notes.

ADB understands that DTC will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Notes are credited and only in respect of such portion of the aggregate principal amount of the relevant DTC Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described above, ADB understands that DTC will surrender the relevant DTC Global Notes for exchange for Definitive Registered Notes.

While a DTC Global Note is deposited with DTC or its custodian, Definitive Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Bearer Notes

Except as provided below or as specified in the applicable Pricing Supplement, Notes in bearer form comprising an issue of Notes will initially be represented by a Note in temporary global bearer form (a "*Temporary Global Note*"), without Coupons, which will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Note in permanent global bearer form (a "*Permanent Global Note*"), without Coupons, representing Bearer Notes of the relevant issue or, if and to the extent specified in the applicable Pricing Supplement, for definitive Bearer Notes ("*Definitive Bearer Notes*"), for interests in a Registered Global Note or for Definitive Registered Notes. Bearer Notes may be exchanged for Definitive Registered Notes if and to the extent specified in the applicable Pricing Supplement. Unless otherwise agreed between ADB and the relevant Dealer, Definitive Bearer Notes to be issued at the request of a holder in respect of such holder's holding of Notes will be issued at the expense of such holder.

Each Temporary Global Note and each Permanent Global Note will contain provisions that apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set forth under "Terms and Conditions of the Notes." The following is a summary of certain of those provisions:

Exchange

A Temporary Global Note, unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole or in part (free of charge to the holder):

- for interests in a Permanent Global Note representing Bearer Notes or, if and to the extent specified in the applicable Pricing Supplement, for Definitive Bearer Notes, for interests in a Registered Global Note or for Definitive Registered Notes, in each case not earlier than 40 days after the closing date of the relevant issue upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement, and

- in certain circumstances, for interests in a Registered Global Note or for Definitive Registered Notes during such 40-day period.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies), unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Global Agent.

A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Registered Global Note or for Definitive Registered Notes on or after the Exchange Date (as defined below), if and to the extent specified in the applicable Pricing Supplement.

On or after any Exchange Date, the holder of a Permanent Global Note may surrender for exchange in whole (free of charge to the holder) the Permanent Global Note to or to the order of the Global Agent, except that no such exchanges will be made by the Global Agent, and no Noteholder may require such an exchange, during the period of 15 days ending on the due date for any payment of principal on that Note. In exchange for the Permanent Global Note, ADB will deliver, or cause the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest that has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Registered Global Note(s) or Definitive Registered Note(s), as the case may be, each substantially in the form attached to the Global Agency Agreement. Upon exchange in full of the Permanent Global Note, ADB will, if the holder so requests, ensure that it is canceled and returned to the holder (except in the case where Definitive Bearer Notes have been delivered to the holder in exchange for the Permanent Global Note).

"*Exchange Date,*" unless otherwise specified in the applicable Pricing Supplement, means a day falling, in the case of exchange of a Permanent Global Note for Definitive Bearer Notes, not less than 40 days, and, in the case of exchange for Definitive Registered Notes or interests in a Registered Global Note, not less than five days, after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

Payments

Prior to exchange, unless otherwise specified in the applicable Pricing Supplement, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the time for exchange, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Pricing Supplement, for Definitive Bearer Notes, interests in a Registered Global Note or Definitive Registered Notes) is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by a Permanent Global Note will be made against presentation for endorsement and, if no further payment is to be made in respect of the Bearer Notes, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bearer Notes.

Notices

So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, unless otherwise specified in the applicable Pricing Supplement, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. In addition, if and so long as the Bearer Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that Exchange so require, notices shall also be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Prescription

Other than for Notes governed by the laws of the State of New York, unless otherwise specified in the applicable Pricing Supplement, claims against ADB for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8 under "Terms and Conditions of the Notes") as specified in the applicable Pricing Supplement.

Purchase and Cancellation

Cancellation of any Bearer Note that ADB elects to be canceled following its purchase will, unless otherwise specified in the applicable Pricing Supplement, be effected by reduction in the principal amount of the Permanent Global Note.

Default

The holder of a Permanent Global Note, unless otherwise specified in the applicable Pricing Supplement, may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 under "Terms and Conditions of the Notes" by stating in the notice to ADB the principal amount of Notes that is being declared due and repayable.

Following the giving of notice of an event of default, the holder of a Permanent Global Note that is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against ADB under further provisions of the Permanent Global Note. No such election may however be made on or before an Exchange Date fixed in

accordance with the Permanent Global Note with respect to Notes to which that Exchange Date relates unless the holder elects in such notice that the exchange in question shall no longer take place.

No provision of the Permanent Global Note shall alter or impair the obligation of ADB to pay the principal of and interest on Notes when due in accordance with the conditions set forth under "Terms and Conditions of the Notes."

Redemption at the Option of ADB

Unless otherwise specified in the applicable Pricing Supplement, no drawing of Notes will be required under Condition 6(e) under "Terms and Conditions of the Notes" in the event that ADB exercises its call option set forth in that condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate principal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the Option of a Noteholder

Unless otherwise specified in the applicable Pricing Supplement, any Noteholders' option set out in Condition 6(f) under "Terms and Conditions of the Notes" to require ADB to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the principal amount of Bearer Notes in respect of which the option is exercised and presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(f).

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Pricing Supplement, will apply to the Notes referred to in such Pricing Supplement. If Notes are to be printed in definitive form either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on such Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below). Capitalized terms used herein and not otherwise defined have the meanings given to them in the applicable Pricing Supplement.

Notes (except the Book-Entry Notes, as defined in Condition 1(a)) issued after the date of this Prospectus are issued pursuant to an amended and restated Global Agency Agreement dated as of 28 April 2011 (as amended or supplemented from time to time, the "*Global Agency Agreement*") between ADB and Citibank, N.A., as global agent.

The global agent, the paying agents, the registrar, the transfer agents, the exchange rate agent(s), the calculation agent(s) and the Luxembourg listing agent are referred to below respectively as the "*Global Agent*" (which expression shall also include Citibank, N.A., in the capacity as paying agent, registrar and transfer agent), the "*Paying Agents*" (which expression shall also include the Global Agent and such additional paying agents as ADB may appoint from time to time or in connection with particular issues of Notes), the "*Registrar,*" the "*Transfer Agents,*" the "*Exchange Rate Agent(s),*" the "*Calculation Agent(s)*" and the "*Luxembourg Listing Agent*" (which expressions shall include their respective successors and any additional agents appointed as such by ADB from time to time) and, are together referred to, with the Federal Reserve Bank of New York, as the "*Agents.*" Unless otherwise specified in the applicable Pricing Supplement, the Calculation Agent will be Citibank, N.A.

Noteholders (as defined below), holders of interest coupons ("*Coupons*") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons ("*Talons*"), and holders of receipts for the payment of installments of principal ("*Receipts*") relating to Notes in bearer form of which the principal is payable in installments are bound by and are deemed to have notice of all of the provisions of the Global Agency Agreement and the Pricing Supplement applicable to such Notes. Copies of the Global Agency Agreement are available for inspection at the specified offices of each of the Global Agent, the Registrar and the Transfer Agents.

Book-Entry Notes are issued in accordance with a Uniform Fiscal Agency Agreement dated as of July 20, 2006, the letter of agreement dated July 20, 2006 from ADB to the Federal Reserve Bank of New York, as fiscal agent (the "*Fiscal Agent*") and the letter of acknowledgment dated August 8, 2006 from the Fiscal Agent to ADB (collectively, and as amended and supplemented from time to time, the "*Uniform Fiscal Agency Agreement*"). Copies of the Uniform Fiscal Agency Agreement are available for inspection at the specified offices of each of the Fiscal Agent and the Global Agent.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Pricing Supplement.

In these Conditions, "*Noteholder*" and, in relation to a Note, Receipt, Coupon or Talon, "*holder,*" means (i) the person in whose name a Registered Note is registered, (ii) the Federal Reserve Bank of New York for Book-Entry Notes, and (iii) the bearer of any Bearer Note, Receipt, Coupon or Talon, as the case may be.

References in these Conditions to terms specified on a Note shall, for Notes that are not definitive Bearer Notes or definitive Certificates, be deemed to include references to terms specified in the applicable Pricing Supplement and which will be attached to such Note. References in these Conditions to terms specified on a Book-Entry Note shall be deemed to be references to the security description in the possession of the Federal Reserve Bank of New York together with the Pricing Supplement applicable to such Book-Entry Note.

Notes are not the obligations of any government.

1. Form, Denomination, Title and Specified Currency

(a) *Form and Denomination:* Each issue of Notes of which this Note forms a part (the "*Notes*") is issued as:

(i) registered notes ("*Registered Notes*," other than those issued in exchange for Book-Entry Notes (as defined in Condition 1(a)(ii))) in the nominal amount specified on such Notes (the "*Nominal Amount*") of a Specified Denomination (as defined below);

(ii) uncertificated book-entry notes ("*Book-Entry Notes*") in the Nominal Amount of a Specified Denomination; and/or

(iii) bearer notes ("*Bearer Notes*") in the Nominal Amount of a Specified Denomination, as specified on such Note,

and these Conditions must be read accordingly. An issue of Notes may comprise either Registered Notes only, Registered Notes and Bearer Notes only, Book-Entry Notes only or Bearer Notes only.

Registered Notes are represented by registered certificates ("*Certificates*") in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the "*Register*") kept by the Registrar.

Bearer Notes may be issued in global form ("*Global Notes*") and/or definitive form. Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, Talons) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the nominal amount of which is redeemable in installments is issued with one or more Receipts attached.

Registered Notes, Book-Entry Notes and Bearer Notes will have such denominations as are set forth in the applicable Pricing Supplement ("*Specified Denominations*"). Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination (if any).

(b) *Title:*

(i) Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement or otherwise in accordance with applicable law.

(ii) ADB may deem and treat the Federal Reserve Bank of New York as the absolute owner of all Book-Entry Notes for all purposes whatsoever notwithstanding any notice to the contrary, and all payments to or on the order of the Federal Reserve Bank of New York shall be valid and effective to discharge the liability of ADB with respect to such Book-Entry Notes to the extent of the sum or sums so paid. As custodian of Book-Entry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Book-Entry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of ADB with respect to such Book-Entry Notes to the extent of the sum or sums so paid. A *"Holding Institution"* is a depositary or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch.

(iii) Title to Bearer Notes, Receipts, Coupons and, where applicable, Talons shall pass by delivery.

The holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Receipt, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Receipt, Coupon or Talon shall be overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note, Receipt or Coupon to such holder shall be valid and effectual to discharge the liability of ADB in respect of such Note, Receipt or Coupon to the extent of the sum or sums so paid.

(c) *Specified Currency:* The Specified Currency of any Note and, if different, any Specified Principal Payment Currency and/or Specified Interest Payment Currency, are as specified in the applicable Pricing Supplement. Subject to Condition 7(i), all payments of principal in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Principal Payment Currency, and all payments of interest in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Interest Payment Currency.

2. Exchanges and Transfers

(a) *Transfers of Registered Notes:* Subject as provided in Condition 2(g), Registered Notes may be transferred in whole or in part in a Specified Denomination upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed. In the case of a transfer of part only of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the interest in the Notes not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the transferee's aggregate interest in the Notes shall only be issued against surrender of the Certificate representing its existing interest in the Notes.

(b) *Transfer of Book-Entry Notes:* Book-Entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures.

(c) *Exercise of Options or Partial Redemption in Respect of Registered Notes:* In the case of a partial redemption (in respect of an exercise of ADB's or the Noteholder's option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(d) *Exchange of Bearer Notes:* Subject as provided in Condition 2(g), and if so provided in the applicable Pricing Supplement, Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes of the same Series at the request in writing of the relevant Noteholder and upon surrender of each Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; *provided, however*, that where such Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(c)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes.

(e) *Delivery of New Certificates:* New Certificates issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent or Registrar, as the case may be, or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent or the Registrar, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

(f) *Exchanges and Transfers Free of Charge:* Exchanges of Bearer Notes for Registered Notes and registrations of transfers of Certificates shall be effected without charge by or on behalf of ADB or the relevant Agent, *provided* that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(g) *Closed Periods:* No transfer of a Registered Note or exchange of a Bearer Note for one or more Registered Notes will be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, during the period of 15 days ending on the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by ADB at its option pursuant to Condition 6(e), (iii) after any such Note has been called for redemption, or (iv) during the period of seven days ending on (and including) any Record Date (as defined in Condition 7(c)). If the applicable Pricing Supplement provides that Bearer Notes may be exchanged for Registered Notes, then any such Bearer Note called for redemption may be exchanged for one or more Registered Notes not later than the relevant Record Date, *provided* that the Certificate in respect of such Registered Notes is simultaneously surrendered.

(h) *Provisions Concerning Transfers:* All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available by the Registrar to any holder of a Registered Note upon request.

3. Status of Notes

The Notes constitute direct, unsecured obligations of ADB ranking *pari passu,* without any preference among themselves, with all other unsecured and unsubordinated obligations of ADB.

4. Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, ADB will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by ADB for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by ADB as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other notes, bonds or evidences of indebtedness.

5. Interest

The interest basis for any Notes shall be determined in accordance with one or more of the following provisions or otherwise as specified in the applicable Pricing Supplement. Certain capitalized terms used in this Condition 5, unless otherwise defined in the applicable Pricing Supplement, have the meanings set forth in Condition 5(d).

(a) *Fixed Rate:* The following provisions in this Condition 5(a) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as "Fixed Rate" (a *"Fixed Rate Note"*).

Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest as specified in the applicable Pricing Supplement, payable in arrears on the Interest Payment Date(s) in each year and on the Maturity Date specified in such Pricing Supplement, if such date does not fall on an Interest Payment Date. The amount(s) of interest payable in respect of such Fixed Rate Note may be specified in the applicable Pricing Supplement as the Fixed Coupon Amount(s) or, if so specified, the Broken Amount.

The first payment of interest on a Fixed Rate Note will be made on the Interest Payment Date next following the relevant Interest Commencement Date. If the period between the Interest Commencement Date and the first Interest Payment Date is different from the period between Interest Payment Dates, the first payment of interest on a Fixed Rate Note will be the amount specified on the relevant Fixed Rate Note as being the initial Broken Amount. If the Maturity Date is not an Interest Payment Date, interest from and including the preceding Interest Payment Date (or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the relevant Fixed Rate Note as being the final Broken Amount.

If any Interest Payment Date for a Fixed Rate Note falls on a day that is not a Relevant Business Day, ADB shall make the relevant payment on the next day that is a Relevant Business Day, and no additional interest will accrue as a result of such delay.

Interest in respect of a period that is different from the period between Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Interest Payment Date) will be calculated using the applicable Day Count Fraction (as defined in Condition 5(d)).

Interest will cease to accrue on each Fixed Rate Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest and in the manner provided in this Condition 5(a) to the Applicable Date.

(b) *Floating Rate:* The following provisions in this Condition 5(b) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as being "Floating Rate" (a *"Floating Rate Note"*).

(i) *Interest Payment Dates*:

Each Floating Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date specified in the applicable Pricing Supplement at the rate per annum equal to the Rate of Interest calculated in accordance with this Condition 5(b) and such interest will be payable in arrears on each Interest Payment Date specified in such Pricing Supplement.

Interest will cease to accrue on each Floating Rate Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Rate of Interest and in the manner provided in this Condition 5(b) to the Applicable Date.

(ii) *Rate of Interest – Benchmark Rate Determination*:

In the case of a Floating Rate Note which specifies in the applicable Pricing Supplement that the manner in which the Rate of Interest is to be determined shall be Benchmark Rate Determination, the Rate of Interest for each Interest Period shall be a floating rate or rates of interest equal to (x) the Benchmark Rate (as defined below) adjusted, if necessary, by any Margin and/or any Rate Multiplier in accordance with Condition 5(b)(vi) or (y) such other rate or rates calculated as specified in the applicable Pricing Supplement. The Rate of Interest in respect of a Floating Rate Note may be calculated by reference to LIBOR, EURIBOR or EUR-LIBOR or one or more other interest rates, exchange rates, equity or commodity indices (each, a "*Benchmark Rate*"). The dates on which interest shall be payable on a Floating Rate Note, the basis for calculation of each amount of interest payable in respect of such Floating Rate Note on each such date and on any other date on which interest becomes payable in respect of such Floating Rate Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Rate of Interest and Interest Amount (as defined in Condition 5(b)(vi)) payable on the Floating Rate Note on each Interest Payment Date shall be determined by the Calculation Agent at or about the Relevant Time on the relevant Interest Determination Date in respect of each Interest Period on the basis of the following provisions.

(A) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be a specified page, section or other part of a particular information service, then the Benchmark Rate for such Interest Period, subject as provided below, shall be (x) the Reference Rate so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation of interest rates per annum or is customarily supplied by one entity) or (y) if no composite quotation so appears, the arithmetic mean of the individual Reference Rates at that time appearing in or on that page, section or other part of such information service, in any such case in respect of deposits

in the relevant Specified Currency for a period equal to the duration of such Interest Period.

(B) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be the Reference Banks identified in such Pricing Supplement, or in the case of a Floating Rate Note in respect of which paragraph (A) above is applicable but (x) no Reference Rate appears at or about such Relevant Time or (y) fewer than two Reference Rates appear at or about such Relevant Time, then the Calculation Agent shall request the principal offices in the Relevant Banking Center of each of the Reference Banks specified in the applicable Pricing Supplement (or, as the case may be, any Reference Bank appointed from time to time pursuant to Condition 5(b)(viii)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of the relevant Interest Period. Where this Condition 5(b)(ii)(B) shall apply, the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

(C) If, at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate in respect of a Floating Rate Note is to be determined pursuant to Condition 5(b)(ii)(B), only two or three of such Reference Banks provide such relevant quotations, then the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of the Reference Rates quoted by such Reference Banks as calculated by the Calculation Agent.

(D) If at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate is to be determined pursuant to Condition 5(b)(ii)(B), fewer than two of such Reference Banks provide such Reference Rates, then the Calculation Agent shall, after consultation with ADB, select four or more banks carrying on business in the Relevant Financial Center for such Specified Currency (the "*Alternative Banks*"), and the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

(1) the Benchmark Rate in effect for the last preceding Interest Period to which Condition 5(b)(ii)(A), (B) or (C) shall have applied; and

(2) the rate per annum which the Calculation Agent determines to be the arithmetic mean of the Reference Rate quoted by such Reference Bank (if any) and the Reference Rates in respect of the relevant Specified Currency which such Alternative Banks are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to the duration of such Interest Period to other leading banks carrying on business in that Relevant Financial Center; *provided, however*, that if the Calculation Agent is unable to select the requisite number of Alternative Banks or if the Alternative Banks so selected by the Calculation Agent are not quoting as aforesaid, then the

Benchmark Rate shall be the Benchmark Rate determined in accordance with paragraph (1) of this Condition 5(b)(ii)(D).

(iii) *Rate of Interest – ISDA Determination*:

In the case of a Floating Rate Note which specifies in the applicable Pricing Supplement that the manner in which the Rate of Interest is to be determined shall be ISDA Determination, the Rate of Interest for each Interest Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as specified in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "*ISDA Rate*" for an Interest Period means a rate equal to the Floating Rate that would be determined under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement;

(C) the relevant Reset Date is the first day of that Interest Period unless otherwise specified; and

(D) the Calculation Agent for purposes of the ISDA Definitions is the Calculation Agent hereunder.

For the purposes of this sub-paragraph (iii), "Floating Rate," "Floating Rate Option," "Designated Maturity," "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(iv) *Minimum/Maximum Rates*:

If the applicable Pricing Supplement specifies a Minimum Rate of Interest, then the Rate of Interest shall in no event be less than such Minimum Rate of Interest, and if the applicable Pricing Supplement specifies a Maximum Rate of Interest, then the Rate of Interest shall in no event exceed such Maximum Rate of Interest.

(v) *Rounding:*

The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

(vi) *Determination of Rate of Interest and Calculation of Interest Amounts*:

As soon as practicable after the Relevant Time on each Interest Determination Date or such other relevant time, the Calculation Agent will obtain any quote or rate or make any determination or calculation, determine the Rate of Interest and calculate the amount of interest payable (the "*Interest Amount*") in respect of each Specified Denomination (in the case of Bearer Notes) or the minimum Specified Denomination (in the case of Registered Notes and Book-Entry Notes) of the relevant Floating Rate Notes for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Rate of Interest to each Specified Denomination

(in the case of Bearer Notes) or the minimum Specified Denomination (in the case of Registered Notes and Book-Entry Notes), and multiplying such product by the applicable Day Count Fraction(s) and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of Japanese yen, downwards). The determination of the Rate of Interest and the Interest Amounts, the obtaining of any quote or rate, and the making of any determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(vii) *Notification of Rate of Interest and Interest Amounts*:

The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be provided to ADB, each of the Agents and, if the relevant Floating Rate Notes are at such time listed on any stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 13 as soon as possible after its determination but, unless otherwise provided in the applicable Pricing Supplement, in no event later than the seventh calendar day thereafter. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(viii) *Calculation Agent and Reference Banks*:

ADB will ensure that, as long as any Floating Rate Note remains outstanding, there shall always be a Calculation Agent for such Floating Rate Note and so long as the Primary Source for Floating Rate for such Floating Rate Note is Reference Banks, and unless otherwise provided in the applicable Pricing Supplement, there shall at all times be at least four Reference Banks for such Floating Rate Note with offices in the Relevant Banking Center. In the case of any Floating Rate Note in respect of which Condition 5(b)(ii)(A) applies but no Reference Rate appears at or about the Relevant Time, or fewer than two Reference Rates appear at or about the Relevant Time and ADB has not appointed at least five Reference Banks, ADB will, after consulting with the Calculation Agent, identify at least four Reference Banks for such Floating Rate Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then ADB will use reasonable endeavours to appoint another Reference Bank with an office in the Relevant Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, then ADB will appoint the New York or London office of a leading bank engaged in the international interbank markets to act as Calculation Agent in its place. With respect to any Floating Rate Note at any time outstanding, the Calculation Agent thereof may not resign its duties unless a successor has been appointed and the appointment has been made effective.

(c) *Zero Coupon and Deep Discount Notes:* In the case of a Note the interest basis for which is specified in the applicable Pricing Supplement as "Zero Coupon" (a "*Zero Coupon Note*"), references

to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of a Zero Coupon Note, or of a Note that is specified in the applicable Pricing Supplement as "Deep Discount" (a "*Deep Discount Note*") on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 5(a)) on such Note from the Maturity Date to the Applicable Date at a rate per annum equal to (i) the Amortization Yield specified in the applicable Pricing Supplement, in the case of a Zero Coupon Note, or (ii) the Amortization Yield plus the Rate of Interest, both as specified in the applicable Pricing Supplement, in the case of a Deep Discount Note.

(d) *Definitions:* As used in these Conditions, and unless otherwise specified in the applicable Pricing Supplement:

"*Applicable Date*" means, in respect of any Note, Receipt or Coupon for which payment of principal or interest thereon is improperly withheld or refused upon due presentation thereof, the earlier of (i) the date on which actual payment in respect of such Note, Receipt or Coupon is made or (ii) the 14th calendar day following the receipt of such payment in respect of such Note, Receipt or Coupon by the appointed Paying Agent therefor.

"*Business Day Convention*" means, in the case of Book-Entry Notes, the "*Following Business Day Convention*" referred to in paragraph (iii) below, and in the case of all other Notes, either:

(i) the "*Floating Rate Business Day Convention,*" in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that:

(A) if there is no such numerically corresponding day in the calendar month in which a Maturity Date, Installment Date or Interest Payment Date should occur, then the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the last day which is a Relevant Business Day in that calendar month;

(B) if a Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

(C) if such Interest Commencement Date or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Interest Payment Dates (and any Installment Dates or Maturity Date, if such dates are intended to correspond to Interest Payment Dates) in respect of such Note will be the last day which is a Relevant Business Day in the calendar month which is the Specified Period specified in the applicable Pricing Supplement after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Interest Payment Date occurred; or

(ii) the "*Modified Following Business Day Convention,*" in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be

specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, such Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case the relevant Maturity Date, Installment Date or Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(iii) the *"Following Business Day Convention,"* in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day; or

(iv) the "*Preceding Business Day Convention,*" in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first preceding day which is a Relevant Business Day; or

(v) such other Business Day Convention as may be specified in the applicable Pricing Supplement.

"*Day Count Fraction*" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last day of such period, whether or not constituting an Interest Period, the "*Calculation Period*" or "*Compounding Period*," as the case may be):

(i) if "1/1" is specified in the applicable Pricing Supplement, 1;

(ii) if "Actual/Actual," "Actual/Actual (ISDA)," "Act/Act" or "Act/Act (ISDA)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 365 (or, if any portion of that Calculation Period or Compounding Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period or Compounding Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period or Compounding Period falling in a non-leap year divided by 365);

(iii) if "Actual/Actual (ICMA)" or "Act/Act (ICMA)" is specified in the applicable Pricing Supplement, a fraction equal to "number of days accrued/number of days in year", as such terms are used in Rule 251 of the statutes, by-laws, rules and recommendations of the International Capital Markets Association (the "ICMA Rule Book"), calculated in accordance with Rule 251 of the ICMA Rule Book as applied to non US dollar denominated straight and convertible bonds issued after December 31, 1998, as though the interest coupon on a bond were being calculated

for a coupon period corresponding to the Calculation Period or Compounding Period in respect of which payment is being made;

(iv) if "Actual/365 (Fixed)" or "Act/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 365;

(v) if "Actual/360" or "Act/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360;

(vi) if "30/360," "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless such number would be 31 and D1 is greater than 29, in which case D_2 will be 30;

(vii) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless such number would be 31, in which case D_2 will be 30;

(viii) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless (i) that day is the last day of February but not the Termination Date or (ii) such number would be 31, in which case D_2 will be 30;

(ix) if "Actual/Actual - ISMA" is specified in the applicable Pricing Supplement, (a) if the Calculation Period or Compounding Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period or Compounding Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and (b) if the Calculation Period or Compounding Period is longer than one Determination Period, the sum of: (x) the number of days in such Calculation Period or Compounding Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and (y) the number of days in such Calculation Period or Compounding Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; it being understood that, for the purposes of this definition of Day Count Fraction, "*Determination Period*" means the period from and including a Determination Date (as defined in the applicable Pricing Supplement) in any year to but excluding the next Determination Date; or

(x) such other calculation basis as is specified in the applicable Pricing Supplement.

"*Installment Date*" means, with respect to any Note, a date on which an installment of principal in respect of such Note is payable, as specified in the applicable Pricing Supplement, subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Interest Commencement Date*" means, in the case of the first issue of a Tranche of Notes, the Issue Date of such Notes or such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement and, in the case of a further issue of a Tranche of Notes on substantially identical terms, the Interest Payment Date in relation to such first issue immediately preceding the date on which such Tranche of Notes are issued or if there is no such date, the Interest Commencement Date in respect of such first issue, or in any case such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement.

"*Interest Determination Date*" means, in respect of any Interest Period, the date that is that number of days (if any) specified in the applicable Pricing Supplement prior to the first day of such Interest Period on which banks and foreign exchange markets settle payments in the Relevant Banking Center or, in the case of Notes the Rate of Interest of which is determined by reference to one or more interest rate or exchange rate indices (and if so provided in the applicable Pricing Supplement), the date that is that number of days (if any) specified in the applicable Pricing Supplement prior to the first day on such Interest Period on which the relevant index or indices can be determined.

"*Interest Payment Date*" means either:

(i) with respect to any Fixed Rate Note, a date on which interest in respect of such Note is payable, as specified in the applicable Pricing Supplement, and

(ii) with respect to any Floating Rate Note, each date falling such number of days or months equal to the Specified Period, as specified in the applicable Pricing Supplement, after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date, or such other date or dates as are specified as such in the applicable Pricing Supplement, in each case subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Interest Period*" means, unless otherwise specified in the applicable Pricing Supplement, the period beginning on and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date.

"*ISDA Definitions*" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

"*Issue Date*" means, in respect of any Tranche of Notes, the date of issue of such Notes.

"*Margin*" means the rate per annum (expressed as a percentage) specified as such in the applicable Pricing Supplement.

"*Maturity Date*" means, with respect to any Note, the maturity date of such Note as specified in the applicable Pricing Supplement, subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Rate of Interest*" means, with respect to any Note, the interest rate per annum (expressed as a percentage) payable from time to time in respect of such Note.

"*Rate Multiplier*" means the percentage rate or number applied to the relevant Benchmark Rate, as specified in the applicable Pricing Supplement.

"*Reference Rate*" means, for any Floating Rate Note, the bid, offered or mean of bid and offered rate, as specified in the applicable Pricing Supplement, for the Rate of Interest specified in such Pricing Supplement.

"*Relevant Banking Center*" means, for any Specified Currency specified in the applicable Pricing Supplement, the Relevant Banking Center specified in such Pricing Supplement.

"*Relevant Business Day*" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the Relevant Financial Center and any Additional Business Center(s) specified in the applicable Pricing Supplement; and

(ii) in the case of euro, a TARGET Business Day and any Additional Business Center(s) specified in the applicable Pricing Supplement.

"*Relevant Financial Center*" means:

(i) in the case of a currency other than euro, the principal financial center for such currency; and

(ii) in the case of euro, Europe.

"*Relevant Time*" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center, and for this purpose "local time" means, with respect to Europe as a Relevant Banking Center, Central European Time.

"*Series*" means a series of Notes issued in one or more Tranches on one or more Issue Dates.

"*TARGET Business Day*" means a day on which the TARGET System is operating.

"*TARGET System*" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET2) System or any successor thereto.

"*Tranche*" means a tranche of Notes having identical terms and issued on the same Issue Date.

6. Redemption, Purchase and Options

(a) *Final Redemption and Redemption by Installments:*

(i) Unless previously redeemed or purchased and cancelled as provided in this Condition 6, each Note shall be redeemed in full on the Maturity Date or the Interest Payment Date falling in the Redemption Month specified in the applicable Pricing Supplement at its redemption amount (which, unless otherwise provided in this Condition 6 or in the applicable Pricing Supplement, shall be its nominal amount) ("*Final Redemption Amount*") or, in the case of a Note in respect of which subparagraph (ii) below applies, its final Installment Amount.

(ii) Unless previously redeemed or purchased and cancelled as provided in this Condition 6, each Note that provides for Installment Dates and Installment Amounts shall be partially redeemed on each Installment Date at the related Installment Amount specified in the applicable Pricing Supplement or, if so provided in the applicable Pricing Supplement, determined by the Calculation Agent. Upon payment in full of any Installment Amount, the outstanding nominal amount of each such Note shall be reduced by such Installment Amount (or, if such Installment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Installment Date, unless payment of the Installment Amount is improperly withheld or refused on presentation of the related Receipt, in which case such amount shall remain outstanding until the Applicable Date relating to such Installment Amount.

(b) *Purchases:* ADB may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Receipts and Talons relating to them) in the open market or otherwise.

(c) *Early Redemption of Zero Coupon Notes and Deep Discount Notes:*

(i) The redemption amount payable in respect of any Zero Coupon Note or Deep Discount Note, at any time prior to its stated Maturity Date or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortized Face Amount of any Zero Coupon Note, or of any Deep Discount Note, shall be the sum of (A) the Reference Price specified in the applicable Pricing Supplement and (B) the aggregate amortization of the difference between the Reference Price and the nominal amount of the Note from the Issue Date to the date on which the Note becomes due and payable, calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield applied to the Reference Price in the manner specified in such Pricing Supplement. Where the specified calculation is to be made for a period of less than a full year it shall be made using the applicable Day Count Fraction.

(iii) If the redemption amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the redemption amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Applicable Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (before and, to the extent permitted by applicable law, after judgment) until the Applicable Date, unless the Applicable Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled redemption amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

(d) *Redemption of Notes with Variable Redemption Amount:* The basis for calculation of the amount payable upon redemption of a Note with a redemption amount that is variable ("*Variable Redemption Amount*") shall be specified in the applicable Pricing Supplement and determined in accordance with Condition 6(h).

(e) *Redemption at the Option of ADB (Call Option):* If so provided in the applicable Pricing Supplement, ADB may at its option, subject to compliance with all relevant laws, regulations and directives, on giving to the holder of such Note irrevocable notice in accordance with Condition 13 of not less than 30 nor more than 45 days (or such other notice period as specified in the applicable Pricing Supplement) redeem all or, if so specified in the applicable Pricing Supplement, some of the Series of Notes of which such Note forms part, on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Floating Rate Note, be an Interest Payment Date) at the amount specified on such date as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date(s) specified in such notice in accordance with this Condition 6(e).

In the case of a partial redemption of Notes (other than in the case of Book-Entry Notes), the notice to Noteholders shall also contain the certificate or serial numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as may be agreed between ADB and the Global Agent, taking account of prevailing market practice, and subject

to compliance with any applicable laws and stock exchange requirements. In the case of a partial redemption of Book-Entry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(f) *Redemption at the Option of Noteholders (Put Option):* If so provided in the applicable Pricing Supplement, ADB shall, subject to compliance with all relevant laws, regulations and directives, at the option of the holder of such Note, redeem such Note on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Note that has a Floating Rate interest basis be an Interest Payment Date) at the amount specified in the applicable Pricing Supplement as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption.

In the case of a Note that is not a Book-Entry Note, to exercise such options or any other Noteholders' option that may be specified in the applicable Pricing Supplement, the holder must deposit, (i) in the case of Bearer Notes, such Note (and, in the case of a Bearer Note in definitive form, together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent; or (ii) in the case of Registered Notes, the Certificate representing such Note(s) with the Registrar or any Transfer Agent, at their respective specified offices, together, in each case, with a duly completed option exercise notice ("*Exercise Notice*") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) not more than 60 nor less than 46 days (or such other deposit period as may be specified in the applicable Pricing Supplement) prior to the relevant date for redemption. No Note, Certificate or Exercise Notice so deposited may be withdrawn without the prior consent of ADB and the Global Agent. In the case of a Book-Entry Note, if the holder wishes to exercise such option, the holder must give notice thereof to ADB through the relevant Holding Institution. In any such case, the Paying Agent, Registrar, Transfer Agent or relevant Holding Institution (as applicable) will notify the relevant clearing system at least 5 business days prior to the relevant date for redemption.

(g) *Cancellation:* ADB will be entitled to hold and deal with any Notes purchased or acquired by it which may be surrendered, for cancellation or not, at ADB's discretion. Any Notes so surrendered for cancellation may not be reissued or resold, and the obligations of ADB in respect of any such Notes shall be discharged.

(h) *Determination of Installment Amount or Variable Redemption Amount:* If the applicable Pricing Supplement provides that any Installment Amount, Variable Redemption Amount or premium are to be determined by the Calculation Agent (or another person), then on or prior to each date the Calculation Agent (or such other person) is required to determine each such Installment Amount, Variable Redemption Amount or premium, the Calculation Agent (or such other person) will obtain any quote or rate, or make any other determination or calculation as may be required, and will determine such Installment Amount, Variable Redemption Amount or premium in accordance with the applicable Pricing Supplement. The determination of such Installment Amount, Variable Redemption Amount or premium, and the obtaining of any quote or rate, by the Calculation Agent (or such other person) shall (in the absence of manifest error) be final and binding upon all parties. The Calculation Agent (or such other person) shall cause to be provided to ADB, each of the Agents, the relevant Noteholders (in accordance with Condition 13) and any stock exchange, if the relevant Notes are listed on such stock exchange and the rules of such exchange so require, the Installment Amounts, Variable Redemption Amounts or premium determined by it as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination.

7. Payments and Talons

(a) *Bearer Notes:*

(i) Payments of principal, premium (if any) and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes (in the case of all payments of principal (including final Installment Amounts) and premium (if any) and, in the case of interest, as specified in Condition 7(f)(vi)), Coupons (in the case of interest, except as specified in Condition 7(f)(vi)) and Receipts (in the case of payments of Installment Amounts other than final Installment Amounts on the due date for redemption and provided that the Receipt is presented for payment together with the related Bearer Note), as the case may be, at the specified office of any Paying Agent outside the United States (A) by a check payable in the currency in which such payment is due drawn on, or, at the option of the holder, by transfer to an account denominated in that currency maintained by the payee with, a bank in the Relevant Financial Center for that currency, provided that in the case of payments denominated in euro, the transfer will be to a euro account specified by the payee in a city in which banks have access to the TARGET System or (B) as may otherwise be specified in the applicable Pricing Supplement as an Alternative Payment Mechanism.

(ii) Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes is the U.S. dollar or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) ADB shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (iii) such payment is then permitted by United States law.

(iii) Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

(b) *Book-Entry Notes:*

(i) Payments of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Book-Entry Notes will be payable at a designated office or agency of ADB in New York City in U.S. dollars to the holder on the Book-Entry Record Date (as defined below), provided that, at ADB's option, principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Book-Entry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Book-Entry Notes. The Federal Reserve Bank of

New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Book-Entry Notes pursuant to the Fiscal Agency Agreement. The "*Book-Entry Record Date*" for the purpose of payment of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) on the Book-Entry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Book-Entry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii) Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(h), if the Fiscal Agent is not open for business on the due date for payment as set forth above.

(c) *Registered Notes:*

(i) Payments of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Registered Notes shall be made to the person shown on the Register at the close of business at the office of the Registrar on the 15th day before the due date for payment thereof (the "*Record Date*") and, in the case of payment of principal, against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in subparagraph (ii) and (iii) below.

(ii) Unless an Alternate Payment Mechanism is otherwise provided for in the applicable Pricing Supplement, payments of principal, premium (if any) and interest on each Registered Note shall be made in the currency in which such payments are due by transfer to an account in the relevant currency maintained by the payee with a bank in the Relevant Financial Center for such currency (which, in the case of euro, will be to a euro account specified by the payee in a city in which banks have access to the TARGET System), or, at the holder's option or, if the holder fails to nominate an account to which transfers may be made, by check drawn on a bank in the Relevant Financial Center for such currency and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register.

(iii) Registered Notes held through The Depository Trust Company ("*DTC*") will be represented by one or more Certificates registered in the name of, or the name of a nominee for, DTC and will be paid as follows:

(A) if the Specified Currency for payment is U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 7(c)(i) and (ii).

(B) if the Specified Currency for payment is a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency to the Exchange Rate Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the third day on which banks

are open for business in New York City (a "*DTC Business Day*") following the applicable Record Date in the case of interest and the 12th calendar day prior to the payment date for the payment of principal to receive that payment in such currency; provided, however, that Euroclear Bank S.A./N.V. as operator of the Euroclear System or any successor thereto ("*Euroclear*") and Clearstream Banking, société anonyme or any successor thereto ("*Clearstream, Luxembourg*") shall for this purpose be deemed to have made a standing election to receive all payments in such currency. In the case of DTC participants (other than Euroclear and Clearstream, Luxembourg) entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Exchange Rate Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement refers to the manner in which such conversions or such elections are to be made.

(iv) Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(h), if the Noteholder is late in surrendering its Certificate (if required to do so), or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(c) arrived after the due date for payment.

(d) *Payments Subject to Law:* All payments are subject to any applicable laws, regulations and directives. No commission or expenses shall be charged to the holders in respect of such payments.

(e) *Appointment of Agents:* The Global Agent, the Paying Agents, the Registrar, the Transfer Agents, the Calculation Agent and the Fiscal Agent initially appointed by ADB and their respective specified offices are listed below. ADB reserves the right at any time to vary or terminate the appointment of the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Calculation Agent or any other agent and to appoint a substitute Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Calculation Agents or any other Agent provided that ADB shall at all times maintain (i) a Global Agent, (ii) for Registered Notes, a Registrar, a Transfer Agent and an Exchange Rate Agent in New York City and a Transfer Agent having its specified office in a European city, (iii) for Book-Entry Notes, a Fiscal Agent, (iv) for Bearer Notes, a Paying Agent having its specified office in a European city, (v) one or more Calculation Agent(s) if specified in the applicable Pricing Supplement, (vi) a Paying Agent having a specified office in a Member State of the European Union, which Member State will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, and (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, ADB shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 7(a)(ii).

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13.

(f) *Unmatured Coupons and Receipts and Unexchanged Talons:*

(i) Bearer Notes issued in definitive form that are Fixed Rate Notes, other than Notes that are specified to be Long Maturity Notes (being Notes whose nominal amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(a)), should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the nominal amount due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) Unless otherwise specified in the applicable Pricing Supplement, upon the due date for redemption of any Bearer Note that is a Floating Rate Note or that is a Long Maturity Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in installments, all Receipts relating to such Note having an Installment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Unless otherwise provided in the applicable Pricing Supplement, where any Bearer Note that is a Floating Rate Note or that is a Long Maturity Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as ADB may require.

(vi) If the due date for redemption of any Note is not an Interest Payment Date, interest accrued from the immediately preceding Interest Payment Date or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) *Talons:* On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, any Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet, and if necessary another Talon for a further Coupon sheet (but excluding any Coupons that may have become void pursuant to Condition 8).

(h) *Non-Business Days:* Unless otherwise provided in the applicable Pricing Supplement, if any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other payment in respect of such postponed payment. In this paragraph, "*business day*" means: a day which is both (i) a Relevant Business Day for such Note and (ii) a day on which banks are open for business in the relevant place of presentation of such Note.

(i) *Unavailability of Specified Currency*: If the principal of, premium (if any) or interest on, any Note is payable in a Specified Currency other than U.S. dollars and at the time any such payment is due such Specified Currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions in such country or within the international banking community, or if such Specified Currency is otherwise not expected to be available to ADB as a result of circumstances beyond the control of ADB, then ADB shall be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate specified in the applicable Pricing Supplement on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date. Any payment made by ADB under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars shall constitute valid payment and shall not constitute a default in respect of the Notes.

8. Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against ADB for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, "*Relevant Date*" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due.

References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Installment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it and (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it.

9. Events of Default

With respect to a Series of Notes, if ADB shall default in the payment of the principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations which shall have been issued, assumed or guaranteed by ADB, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default the holder of any Note of such Series may deliver or cause to be delivered to ADB, at the office of the Global Agent or at the office of the Fiscal Agent, in the case of a Book-Entry Note, written notice that such holder elects to declare the principal and premium (if any) of and accrued interest on all Notes of such Series held by it (the aggregate nominal amount of such Notes to be specified in such notice) to be due and payable (with a copy of such written notice mailed or delivered to ADB at its principal office), and on the 30th day after such notice shall be so delivered to ADB, the principal and premium (if any) of and accrued interest on such Notes shall become due and payable, unless prior to that time all such defaults theretofore existing shall have been cured. Should ADB fail to redeem the Notes when due, interest shall not cease to accrue but shall continue to accrue until the actual redemption of the Notes but not beyond the 15th day after the necessary funds for

redemption have been provided to the Global Agent or to the Fiscal Agent, in the case of a Book-Entry Note.

10. Modifications

ADB and the Global Agent may agree, without the consent of the Noteholders or holders of Coupons, Receipts or Talons, to any modification of any of these Conditions or any of the provisions of the Global Agency Agreement which is (i) not, in the reasonable opinions of ADB and the Global Agent, materially prejudicial to the interests of the Noteholders or holders of Coupons, Receipts or Talons, (ii) of a formal, minor or technical nature or (iii) aimed at correcting a manifest error.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

11. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, by the Global Agent (in the case of Bearer Notes, Receipts, Coupons or Talons) and the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by ADB for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia,* that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to ADB on demand the amount payable by ADB in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as ADB may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Further Issues

ADB may from time to time without the consent of the Noteholders create and issue further securities having the same terms and conditions as outstanding Notes in all respects and so that such further issue shall be consolidated and form a single Series with such outstanding Notes. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

13. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices to holders of Registered Notes will also be published in accordance with clauses (ii) and (iii) of the requirements applicable to Bearer Notes set forth below, to the extent applicable, although such publication shall have no effect on when notice is deemed to have been given.

Unless otherwise specified in the applicable Pricing Supplement, notices to the holders of Bearer Notes shall be valid if published (i) in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*), (ii) in respect of Notes which are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange, and (iii) in respect of Notes which are listed on any other stock exchange, in such additional manner as shall be required by the rules of such exchange. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any

such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Other than in the case of Notes listed on the regulated market of the Luxembourg Stock Exchange where the rules of that stock exchange require publication of notices as provided above, until such time as any definitive Bearer Notes are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of holders by Euroclear and Clearstream, Luxembourg, be substituted for such publication in such newspaper the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the third day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg.

Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of Notes that are governed by English law under the Contracts (Rights of Third Parties) Act 1999.

15. Governing Law and Jurisdiction

(a) *Governing Law:* The Notes, the Receipts, the Coupons and the Talons, including, where English law is the governing law, any non-contractual obligations arising out of or in connection with them, are governed by, and shall be construed in accordance with, either the laws of the State of New York or English law or another system of law, in each case as specified in the applicable Pricing Supplement.

(b) *Jurisdiction:* With respect to any legal action or proceedings ("*Proceedings*") in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, ADB irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon ADB, *provided, however*, that, in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "*Charter*"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

(c) *Service of Process:* ADB irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the book-entry systems operated by the Federal Reserve, DTC, Euroclear and Clearstream, Luxembourg. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among these clearing systems and the Global Agent to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established among the Global Agent and the clearing systems concerned for this purpose.

The relationship between ADB and the holder of a Registered Note, a Book-Entry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Registered Note, other than a Definitive Registered Note, and the holder of a Bearer Note, other than a Definitive Bearer Note that is not deposited with a clearing system, will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in book-entry form in the relevant clearing system. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which ADB is not and will not be a party. ADB will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which Notes are held.

The Federal Reserve Bank of New York is the fiscal agent for U.S. dollar-denominated Notes issued in the United States and held through the book-entry system operated by the Federal Reserve. Citibank, N.A. is the Global Agent for Notes (other than Book-Entry Notes) that are held through DTC, Euroclear, Clearstream, Luxembourg, the CMU (as hereinafter defined) and such other clearing systems as may be specified in the applicable Pricing Supplement.

The Global Agent

Citibank, N.A., will act as the Global Agent for Notes issued under the Program (except for U.S. dollar-denominated Notes issued through the Federal Reserve Bank of New York). Citibank, N.A. or one of its affiliates has direct custodial and depositary linkages with DTC, Euroclear, Clearstream, Luxembourg and the CMU to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank, N.A. will act as Registrar, Transfer Agent, Exchange Rate Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Pricing Supplement.

The Clearing Systems

Federal Reserve Book-Entry System

The Federal Reserve operates the Federal book-entry system, which provides book-entry holding and settlement for all U.S. dollar-denominated securities issued by the U.S. Government, certain of its agencies and certain international organizations (including ADB) in which the United States is a member.

The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch (*"Holding Institutions"*) to hold, make payments and transfer securities and funds through the Federal Reserve's Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

Euroclear

Euroclear is operated by Euroclear Bank S.A./N.V. and holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg's accountholders through electronic book-entry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic book-entry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system that ADB, the Global Agent and any Dealer agree shall be available for a particular issue of Notes will be described in the applicable Pricing Supplement, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures — Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Pricing Supplement. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Pricing Supplement.

Registered Notes and Book-Entry Notes

ADB and the relevant Dealer(s) shall agree that either global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Pricing Supplement. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Pricing Supplement.

Unless otherwise agreed between ADB and the Global Agent, Citibank Europe plc, acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

- *Global Clearance and Settlement — Specified Currencies*

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Pricing Supplement. The procedures are expected to follow those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Pricing Supplement.

- *Specific Clearance and Settlement — Federal Reserve Bank of New York*

The Federal Reserve Bank of New York will take delivery of and hold Book-Entry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-Entry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Book-Entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain book-entry accounts with the Federal Reserve. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-Entry Notes.

The Federal Reserve will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from ADB, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Book-Entry Notes, the Federal Reserve will act only on the instructions of Holding Institutions for which they maintain such Book-Entry Notes. The Federal Reserve will not record pledges of Book-Entry Notes.

- *Specific Clearance and Settlement — DTC*

Registered Notes that are to be cleared and settled through DTC will be represented by a DTC Global Note. DTC participants acting on behalf of investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to ADB on the relevant Issue Date.

- *Specific Clearance and Settlement — Euroclear and Clearstream, Luxembourg*

Registered Notes that are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Registered Global Notes registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg accountholders' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value the relevant Issue Date).

Bearer Notes

ADB will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective book-entry systems, in respect of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds in the Specified Currency will be followed, unless otherwise specified in the applicable Pricing Supplement.

Clearance and Settlement Procedures — Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Note in global form within or between the various clearing systems will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Therefore, interests in a DTC Global Note and a Registered Global Note are exchangeable for, or are transferable to transferees who wish to take delivery thereof in the form of, beneficial interests in the Registered Global Note and the DTC Global Note, respectively, of the relevant issue only in accordance with the rules and operating procedures of DTC, Euroclear and Clearstream, Luxembourg, and in compliance with the provisions of the Global Agency Agreement, provided that no such exchange or transfer may take place during the period of 15 days ending on the due date for any payment of principal in respect of the relevant Notes. Further details concerning such rules and procedures may be set forth in the applicable Pricing Supplement.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Book-Entry Notes

Transfers of Book-Entry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfers of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of ADB, the Global Agent or any other agent will have any responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Clearance and Settlement Procedures — Hong Kong Central Moneymarkets Unit ("*CMU*")

The CMU service (the "*CMU Service*") is a central depositary service operated by the Hong Kong Monetary Authority ("*HKMA*") for the safe custody and electronic trading between CMU members ("*CMU Members*") of capital markets instruments ("*CMU Instruments*") which are specified in the CMU Service Reference Manual as capable of being held within the CMU Service. CMU Instruments may be denominated in Renminbi, Hong Kong dollars or other currencies.

The CMU Service is only available for CMU Instruments issued by a CMU Member or by a person for whom a CMU Member acts as agent for the purposes of lodging instruments issued by such persons. Membership of the CMU Service is open to all members of the Hong Kong Capital Markets Association and "authorised institutions" under the Banking Ordinance (Cap. 155) of Hong Kong.

Compared to clearing services provided by Euroclear and Clearstream, Luxembourg, the standard custody and clearing service provided by the CMU Service is limited. In particular (and unlike the European clearing systems), the HKMA does not as part of this service provide any facilities for the dissemination to the relevant CMU Members of payments (of interest or principal) under, or notices pursuant to the notice provisions of, CMU Instruments. Instead, the HKMA advises the lodging CMU Member (or a designated paying agent) of the identities of the CMU Members to whose accounts payments in respect of the relevant CMU Instruments are credited, whereupon the lodging CMU Member (or the designated paying agent) will make the necessary payments of interest or principal or send notices directly to the relevant CMU Members. Similarly, the HKMA will not obtain certificates of non-U.S. beneficial ownership from CMU Members or provide any such certificates on behalf of CMU Members. The lodging CMU Member will collect such certificates from the relevant CMU Members identified from an instrument position report obtained by request from the HKMA for this purpose.

An investor holding an interest through an account with either Euroclear or Clearstream, Luxembourg in any Notes denominated in Renminbi will hold that interest through the respective accounts which Euroclear and Clearstream, Luxembourg each have with the CMU Service.

TAX CONSIDERATIONS

General

The Notes will not be exempt from taxation generally.

Under the Charter, no member country may impose any tax on the Notes (including interest thereon) (i) if such tax discriminates against the Notes solely because they are issued by ADB, or (ii) if the sole jurisdictional basis for such tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by ADB. Also, under the Charter, ADB is exempt from any obligation imposed by any member country for the payment, withholding or collection of any tax or duty on Notes. Accordingly, payments on the Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of any such tax or duty.

United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "**IRS**") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN OR IN ANY RELEVANT PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN OR THEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with United States holders that will hold Notes as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar. Any special United States federal income tax considerations relevant to a particular issue of Notes, including any Indexed Notes, will be provided in the applicable Pricing Supplement.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Payments of Interest

Payments of "qualified stated interest" (as defined below under "—Original Issue Discount") on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). If

such payments of interest are made with respect to a Note that is denominated in, or provides for payments determined by reference to, a Specified Currency other than U.S. dollars (a "*Foreign Currency Note*"), the amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Specified Currency payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in the relevant foreign currency and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the "*IRS*"). A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Foreign Currency Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder, increased by any amounts includible in income by the holder as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest made on such Note. In the case of a Foreign Currency Note, the cost of such Note to a United States holder will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Foreign Currency Note that is traded on an established securities market, a cash basis United States holder (and, if it so elects, an accrual basis United States holder) will determine the U.S. dollar value of the cost of such Note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a Note in respect of original issue discount, market discount and premium denominated in a Specified Currency will be determined in the manner described under "—Original Issue Discount" and "—Premium and Market Discount" below. The conversion of U.S. dollars to a Specified Currency and the immediate use of the Specified Currency to purchase a Foreign Currency Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the United States holder's tax basis in such Note. If a United States holder receives a currency other than the U.S. dollar in respect of the sale, exchange or retirement of a Note, the amount realized will be the U.S. dollar value of the specified currency received calculated at the exchange rate in effect on the date the instrument is disposed of or retired. In the case of a Foreign Currency Note that is traded on an established securities market, a cash basis United States holder, and if it so elects, an accrual basis United States holder will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to accrual basis United States holders in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount and foreign currency gain or loss, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Original Issue Discount

A Note will be subject to the special U.S. tax rules applicable to original issue discount ("*OID*") if the Note's "stated redemption price at maturity" exceeds its "issue price" by more than a de minimis amount equal to 0.25% of the stated redemption price at maturity multiplied by the number of whole years to maturity. A Note's "stated redemption price at maturity" is the total of all payments on the Note other than qualified stated interest (as defined below). A Note's "*issue price*" generally is the first price at which a substantial number of Notes of the Series of which such Note is a part is sold to investors.

United States holders of Original Issue Discount Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder (the "*OID Regulations*"). United States holders of such Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of an Original Issue Discount Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the Note for all days during the taxable year that the United States holder owns the Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial holder, the amount of OID on an Original Issue Discount Note allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period.

The yield to maturity of a Note is the discount rate that causes the sum of the present values of all future payments on the Note (principal and interest, if any) as of its original issue date to equal the issue price of such Note. The "*adjusted issue price*" of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Note in all prior accrual periods. The term "*qualified stated interest*" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of an Original Issue Discount Note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. In the case of an Original Issue Discount Note that is a Floating Rate Note, both the "yield to maturity" and "qualified stated interest" will generally be determined for

these purposes as though the Original Issue Discount Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to the interest payments on the Note on its date of issue or, in the case of certain Floating Rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a Floating Rate Note is based on more than one interest index.)

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of an Original Issue Discount Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a Note (*i.e.*, the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount paid by such United States holder for such Note) under the constant-yield method described above. For Notes purchased at a premium or bearing market discount in the hands of the United States holder, the United States holder making such election will also be deemed to have made the election (discussed below in "—Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, a United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in the Specified Currency using the constant-yield method described above, and (b) translating the amount of the Specified Currency so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, at the United States holder's election (as described above under "—Payments of Interest"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. Because exchange rates may fluctuate, a United States holder of an Original Issue Discount Note that is also a Foreign Currency Note may recognize a different amount of OID income in each accrual period than would the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. All payments on an Original Issue Discount Note (other than payments of qualified stated interest) will generally be viewed first as payments of previously-accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

A subsequent United States holder of an Original Issue Discount Note that purchases the Note at a cost less than its remaining redemption amount (as defined below), or an initial United States holder that purchases an Original Issue Discount Note at a price other than the Note's issue price, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the United States holder acquires the Original Issue Discount Note at a price greater than its adjusted issue price, such holder is required to reduce its periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The "*remaining redemption amount*" for a Note is the sum of all future payments to be made on the Note other than payments of qualified stated interest.

Floating Rate Notes generally will be treated as "variable rate debt instruments" under the OID Regulations. Accordingly, the stated interest on a Floating Rate Note generally will be treated as

"qualified stated interest" and such a Note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a Floating Rate Note does not qualify as a "variable rate debt instrument," such Note will be subject to special rules (the "*Contingent Payment Regulations*") that govern the tax treatment of debt obligations that provide for contingent payments ("*Contingent Debt Obligations*"). A detailed description of the tax considerations relevant to United States holders of any such Notes will be provided in the applicable Pricing Supplement.

Certain of the Notes may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable Pricing Supplement. Notes containing such features, in particular Original Issue Discount Notes, may be subject to special rules that differ from the general rules discussed above. Purchasers of Notes with such features should carefully examine the applicable Pricing Supplement and should consult their own tax advisors with respect to such Notes since the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the purchased Notes.

Premium and Market Discount

A United States holder of a Note that purchases the Note at a cost greater than its remaining redemption amount (as defined in the third preceding paragraph) will be considered to have purchased the Note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States holder that elects to amortize such premium must reduce its tax basis in a Note by the amount of the premium amortized during its holding period. Original Issue Discount Notes purchased at a premium will not be subject to the OID rules described above. In the case of premium in respect of a Foreign Currency Note, a United States holder should calculate the amortization of such premium in the specified currency. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by the United States holder for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a Note based on the difference between the exchange rate on the date or dates such premium is recovered through interest payments on the Note and the exchange rate on the date on which the United States holder acquired the Note. With respect to a United States holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States holder's tax basis when the Note matures or is disposed of by the United States holder. Therefore, a United States holder that does not elect to amortize such premium and that holds the Note to maturity generally will be required to treat the premium as capital loss when the Note matures.

If a United States holder of a Note purchases the Note at a price that is lower than its remaining redemption amount, or in the case of an Original Issue Discount Note, its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the Note will be considered to have "market discount" in the hands of such United States holder. In such case, gain realized by the United States holder on the disposition of the Note generally will be treated as ordinary income to the extent of the market discount that accrued on the Note while held by such United States holder. In addition, the United States holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the Note. In general terms, market discount on a Note will be treated as accruing ratably over the term of such Note, or, at the election of the holder, under a constant-yield method. Market discount on a Foreign Currency Note will be accrued by a United States holder in the specified currency. The amount includible in income by a United States holder in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that the Note is disposed of by the United States holder.

A United States holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a Note as ordinary income. If a United States holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the United States holder's taxable year). Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Indexed Notes and Other Notes Providing for Contingent Payments

The Contingent Payment Regulations, which govern the tax treatment of Contingent Debt Obligations, generally require accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. A detailed description of the tax considerations relevant to United States holders of any Contingent Debt Obligations will be provided in the applicable Pricing Supplement.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes of a particular issue in the Specified Currency for such issue. To enable investors whose financial activities are denominated principally in a currency other than the Specified Currency to pay for Notes in the Specified Currency, the relevant Dealer(s) may, under certain terms and conditions, arrange for the conversion of any such other currency into the Specified Currency. Each such conversion will be made by such Dealer on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency, Specified Principal Payment Currency or Specified Interest Payment Currency (each, the "*Specified Payment Currency*") as specified in the applicable Pricing Supplement. Most banks in the United States do not currently offer non-U.S. dollar-denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Pricing Supplement, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to accounts outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars through DTC ("*DTC Noteholders*") will receive such payments in U.S. dollars, unless they elect to receive payments in the Specified Payment Currency. Except as provided below, in the event that a DTC Noteholder shall not have made such election, where the Specified Payment Currency is not U.S. dollars, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Rate Agent; *provided, however*, that depositaries for Euroclear and Clearstream, Luxembourg (in their capacity as DTC Noteholders and as participants in DTC) and any investors who hold beneficial interests in a DTC Global Note directly or indirectly through Euroclear or Clearstream, Luxembourg may not elect to receive payments in other than such Specified Payment Currency and shall receive all payments in such Specified Payment Currency. The U.S. dollar amount in respect of any payment received by a DTC Noteholder not electing (subject to the provision in the preceding sentence) payment in the Specified Payment Currency will be based on the Exchange Rate Agent's bid quotation, at or prior to 11:00 a.m., at the principal financial center for such Specified Payment Currency specified in the relevant Notes (in the case of a Specified Payment Currency other than euro) or in Frankfurt, Germany (in the case of euro), on the second business day preceding the applicable payment date, for the purchase of U.S. dollars with the Specified Payment Currency for settlement on such payment date of the aggregate amount of the Specified Payment Currency payable to all DTC Noteholders receiving U.S. dollar payments. If such bid quotation is not available, the Exchange Rate Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Rate Agent for such purchase. If no such bids are available, payment of the aggregate amount due to all DTC Noteholders on the payment date will be made in the Specified Payment Currency. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments.

A DTC Noteholder may elect to receive payment of the principal of, or interest with respect to, Notes in the Specified Payment Currency by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("*E.S.T.*") on or prior to the third day on which banks are open for business in New York City (a "*DTC Business Day*") following the applicable record date in the case of interest, and the 12th calendar day prior to the payment date for the payment of principal, of (i) such holder's election to receive all or a portion of such payment in the Specified Payment Currency for value the relevant interest payment date or final maturity date, as the case may be, and (ii) wire transfer instructions to an account denominated in

the Specified Payment Currency with respect to any payment to be made in the Specified Payment Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first DTC Business Day following the applicable record date. DTC will notify the Exchange Rate Agent of such election and wire transfer instructions and of the amount of the Specified Payment Currency to be converted into U.S. dollars, prior to 5:00 p.m. E.S.T. on or prior to the fifth DTC Business Day following the applicable record date in the case of interest and the 10th calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Exchange Rate Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Payment Currency outside DTC, otherwise only U.S. dollar payments will be made by the Exchange Rate Agent. Payments in the Specified Payment Currency outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes ("*Dealers*"). There are no sponsoring dealers with respect to the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by ADB to or through any one or more Dealers and by ADB itself. The arrangements under which Notes may from time to time be agreed to be sold by ADB to or through Dealers are set out in the Standard Provisions dated as of 28 April 2011 (as amended or supplemented from time to time, the "*Standard Provisions*"). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are subsequently appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, *inter alia*, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) that are payable or allowable by ADB in respect of such purchase. ADB and such Dealer may also enter into a separate agreement allocating expenses incident to the placement of Notes. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, change in currency exchange rates or exchange controls, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as, in the judgment of the relevant Dealer(s) or ADB, to materially adversely affect the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

General

No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any of the Notes, or to possess or distribute this Prospectus or any amendment or supplement hereto or any Pricing Supplement issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus or any amendment or supplement hereto or any Pricing Supplement or any other offering material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Pricing Supplement or such other information relating to ADB and/or the Notes as ADB has authorized to be used.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of ADB and the relevant Dealer(s) following a change in the relevant law, regulation or

directive. Any such modification or supplement will be set out in the applicable Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to this Prospectus.

United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale and that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it will have in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

As used herein, "*United States person*" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions, and "*United States*" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

Each Dealer will agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes will not be registered under the Financial Instruments and Exchange Act of Japan ("FIEA"), and each Dealer will represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

Each Dealer will represent, warrant and agree that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and (b) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules thereunder.

Singapore

Each Dealer will agree that it understands that this Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore ("MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

People's Republic of China

Each Dealer will represent, warrant and agree that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except as permitted by the securities laws of the People's Republic of China.

Other Jurisdictions

For each placement of Notes in a jurisdiction other than the United States, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by ADB and the relevant Dealer(s), may be provided in the applicable Pricing Supplement. Each Dealer will severally agree that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions and such other applicable laws and regulations of a given jurisdiction.

Related Derivatives Transactions

In connection with the issuance of Notes, ADB may enter into negotiated currency and/or interest rate swap or other financial derivative transactions. ADB's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a

Dealer. Payments to be made and received by ADB under any such derivative transaction may be calculated on the basis of the amounts payable by ADB under the Notes and the proceeds payable to ADB in connection with the sale of the Notes, either before or after deduction of the commissions described in the applicable Pricing Supplement. However, ADB's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which ADB may be entitled thereunder.

GENERAL INFORMATION

1. The Board of Directors of ADB has approved, at a meeting held on December 17, 2003, the establishment of the Program for an indefinite period under which ADB may issue in any calendar year Notes in an aggregate nominal amount not to exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.

2. Notes will not be issued under an indenture, and no trustee is provided for in any Notes.

3. This Prospectus and any supplements hereto (including Pricing Supplements for Notes listed on the regulated market of the Luxembourg Stock Exchange) will be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

4. The Luxembourg Stock Exchange has allocated the number 12613 to the Program for listing purposes.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald - Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States and English law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 617-00-2

U.S.$436,000,000

10.00 per cent. High Coupon / High Premium Notes due 9 May 2016

Issue price: 137.57734 per cent.

HSBC

The date of this Pricing Supplement is 4 May 2011.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$436,000,000 10.00 per cent. High Coupon / High Premium Notes due 9 May 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2010.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		617-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$436,000,000.
5.	(i)	Issue Price:	137.57734 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$599,564,702.40.
6.	Specified Denominations (Condition 1(a)):		U.S.$100,000.
7.	(i)	Issue Date (Condition 5(d)):	9 May 2011.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		9 May 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	10.00 per cent. per annum, payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	9 May and 9 November of each year, commencing on 9 November 2011.
	(iii) Fixed Coupon Amount(s):	U.S.$5,000.00 per Specified Denomination, payable on each Interest Payment Date.
	(iv) Broken Amount(s):	Not applicable.
	(v) Day Count Fraction (Condition 5(d)):	30/360.
	(vi) Determination Date(s):	Not applicable.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
26.	Talons for future Coupons to be attached to definitive Bearer Notes	

(and dates on which such Talons mature):	Not applicable.
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28. Details relating to Installment Notes:	Not applicable.
29. Redenomination, renominalization and reconventioning provisions:	Not applicable.
30. Consolidation provisions:	Not applicable.
31. Other terms or special conditions:	
(i) Relevant Financial Center:	New York.
(ii) Additional Business Center:	London.
(iii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York.

Distribution

32. (i) If syndicated, names of Managers:	Not applicable.

(ii)	Stabilizing Manager (if any):	Not applicable.
(iii)	Commissions and Concessions:	0.0625 per cent.
33.	If non-syndicated, name of Dealer:	HSBC Bank plc.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US04517PAE25.
	(ii)	CUSIP:	04517PAE2.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.

36.	Common Code:	062268646.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	DTC only.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	English.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 28 April 2011.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

STANDARD PROVISIONS

relating to the issuance of Notes

by the

ASIAN DEVELOPMENT BANK

under a

GLOBAL MEDIUM-TERM NOTE PROGRAM

Dated as of 28 April 2011

TABLE OF CONTENTS

		Page
1.	Appointment of Dealers	1
2.	Representations, Warranties and Agreements of ADB and the Dealers	2
3.	Settlement Date	3
4.	Distribution and Marketing of Notes	3
	(a) Purchases as Principal	3
	(b) Solicitations as Agent	4
	(c) Investor Suitability	5
	(d) Selling Restrictions	5
	(e) Stabilization	5
5.	Covenants of ADB	5
6.	Conditions to Dealer's Obligations	6
7.	Indemnification and Contribution	11
8.	Survival of Representations and Indemnities	13
9.	Payment of Expenses	14
10.	Notices	15
11.	Calculation Agent	15
12.	Successors and Assigns	16
13.	Amendment; Termination	16
14.	Governing Law	16
15.	Counterparts	16
EXHIBIT A	Initial Documentation List	A-1
EXHIBIT B	Documents to be Provided Following Amendment of or Supplement to the Prospectus	B-1
EXHIBIT C	Form of Pricing Supplement	C-1
EXHIBIT D	Form of Terms Agreement	D-1
EXHIBIT E	Form of Appointment Agreement	E-1
EXHIBIT F	Form of Calculation Agent Agreement	F-1
EXHIBIT G	Selling Restrictions	G-1

Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement, as the case may be, these Standard Provisions shall not be construed as an obligation of ADB to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

2. Representations, Warranties and Agreements of ADB and the Dealers.

(a) ADB represents and warrants to, and agrees with, the Dealers that:

(i) The Prospectus does not, and any applicable Pricing Supplement (when read together with the Prospectus) will not, as of their respective dates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Prospectus based upon information concerning any Dealer furnished to ADB in writing by or on behalf of such Dealer expressly for use therein.

(ii) ADB is duly established and existing under the Agreement Establishing the Asian Development Bank (the "Charter").

(iii) Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by ADB.

(iv) The creation, issue, sale, execution and delivery of the Notes specified in the applicable Terms Agreement or Appointment Agreement have been duly authorized.

(v) When the Notes have been duly executed, authenticated, issued and delivered in accordance with the applicable Terms Agreement or Appointment Agreement, and paid for, such Notes will constitute valid, binding and unconditional, direct, general obligations of ADB, enforceable in accordance with their terms; the Notes will rank pari passu, without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise, with all other bonds, notes or other debt obligations or guarantees of ADB then outstanding and relating to its ordinary capital resources; the Notes will conform in all material respects to the description thereof contained in the Prospectus and the applicable Pricing Supplement; and neither the issuance or sale of such Notes nor the taking of any other action herein contemplated will result in a breach by ADB of any terms of, or constitute a default under, any agreement or undertaking of ADB.

(vi) Each of the Global Agency Agreement and the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by ADB and

constitutes a valid and binding obligation of ADB, enforceable in accordance with its terms.

(vii) There has not been any material adverse change in the condition, financial or otherwise, of ADB from that set forth in the Prospectus since the date of the most recent financial statements contained in the Prospectus.

(viii) ADB has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes specified in the applicable Terms Agreement or Appointment Agreement.

(ix) The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of the Notes specified in the applicable Terms Agreement or Appointment Agreement, together with the aggregate nominal amount (or in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by the ADB in the same calendar year does not exceed the amount authorized by the Board of Directors of the ADB in its global borrowing authorization for such calendar year.

(b) Each Dealer warrants to, and agrees with, ADB that:

(i) It is duly incorporated under the laws of the jurisdiction of its incorporation and has full power and authority (corporate and other) to conduct any business relevant to the transactions contemplated under any applicable Terms Agreement or Appointment Agreement.

(ii) (A) It shall not sell, or accept offers to purchase, Notes, unless it is satisfied that the identity of the purchasers of the Notes has been sufficiently established, (B) in relation to the sale of Notes under the Program by it as principal, it has "know your customer" policies and procedures in place that satisfy the requirements of the laws applicable to it, and (C) in relation to the sale of Notes under the Program by it as principal, it shall comply with all laws applicable to it as a Dealer under the Program in relation to anti-money laundering and the financing of terrorism.

3. Settlement Date. The date of sale and purchase of a particular issue of Notes is referred to herein as a "Settlement Date."

4. Distribution and Marketing of Notes. Notes will be in such denominations as may be agreed between ADB and the relevant Dealers and specified in the applicable Pricing Supplement, subject to applicable law or other relevant regulatory authority.

(a) Purchases as Principal. Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate terms agreement satisfactory to ADB and such Dealer or Dealers that will provide for the sale of such Notes to and the purchase and re-offering thereof by such Dealer or Dealers.

Each such separate terms agreement between a Dealer or Dealers and ADB is herein referred to as a "Terms Agreement" and shall be substantially in the form of Exhibit D. ADB may from time to time issue Notes on a syndicated basis to two or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis as set forth in such Terms Agreement. A Dealer's commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations, warranties and agreements of ADB contained herein, and in any applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

(b) Solicitations as Agent. If acting as ADB's agent and not as principal, a dealer or underwriter is to be appointed by ADB as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, ADB will enter into an appointment agreement with such Dealer substantially in the form of Exhibit E (an "Appointment Agreement") and will deliver copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. ADB reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

Unless otherwise agreed or unless applicable law or directive in the relevant jurisdiction otherwise prescribes, each Dealer appointed as agent is authorized to solicit offers to purchase Notes only in the minimum principal amount of U.S.$1,000,000 (or, in the case of Notes not denominated in U.S. dollars, the approximate equivalent thereof in the currency or currency unit specified by ADB at the time of issue (the "Specified Currency")), or any amount in excess thereof that is an integral multiple of U.S.$1,000 (or, in the case of Notes not denominated in U.S. dollars, conventionally accepted integral multiples in the relevant Specified Currency). Each Dealer appointed as agent shall communicate to ADB, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer's reasonable judgment should be considered by ADB. ADB shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of ADB's agreements contained herein and in the applicable Appointment Agreement. Each Dealer shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer's agreements contained herein and in the applicable Appointment Agreement.

ADB reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from ADB, each Dealer shall forthwith suspend solicitations of offers to purchase Notes from ADB until such time as ADB has advised the Dealers that such solicitation may be resumed.

In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for ADB, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist ADB in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by ADB, but such Dealer shall not have any liability to ADB in the event any such purchase is not consummated for any reason. If ADB shall default in

its obligation to deliver Notes to a purchaser whose offer it has accepted, ADB shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

ADB and each Dealer may agree upon a commission to be paid by ADB to each Dealer as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer.

(c) Investor Suitability. Each Dealer agrees with ADB that it will give due regard to whether purchasers to whom it sells or from whom it solicits offers to purchase any Notes have the financial capacity to bear the risks associated with an investment in such Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in any Notes.

(d) Selling Restrictions. No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer, and ADB in connection with its sales of Notes directly to investors on its own behalf, agrees that in connection with offers or sales of Notes, it is familiar with and will observe the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit G and the applicable Pricing Supplement, or as otherwise agreed by ADB and the relevant Dealer or Dealers in respect of a particular issue of Notes.

(e) Stabilization. In connection with a particular issue of Notes, the relevant Dealer or Dealers reserve the right to appoint itself or any one of them to act as a stabilizing manager (the "Stabilizing Manager"), which will be disclosed in the applicable Pricing Supplement. The terms upon which any Stabilizing Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time among the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. If ADB agrees to issue Notes to more than one Dealer and no agreement shall be reached among the relevant Dealers, none of them may stabilize the relevant issue of Notes. The Stabilizing Manager, for its own account (subject to any agreement among the relevant Dealers) and in its discretion may, as principal and not as agent of ADB, in connection with the distribution of any particular issue of Notes, over-allot or effect transactions that stabilize or maintain the market price of such Notes at levels that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

5. Covenants of ADB. ADB covenants with the Dealers that:

(a) ADB shall provide, upon request, copies of (i) the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto as soon as available and in such quantities as each Dealer may reasonably request, and (ii) the Global Agency Agreement and the Uniform Fiscal Agency Agreement.

(b) If any event shall occur as a result of which, in the judgment of ADB, the Prospectus or any applicable Pricing Supplement (when read together with the Prospectus) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, ADB shall promptly notify those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued, and shall prepare an amendment or supplement to the Prospectus or such Pricing Supplement, as the case may be, that will correct such untrue statement or omission.

(c) Before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue of Notes, the Prospectus, ADB shall furnish those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel.

(d) ADB shall endeavor to qualify Notes for offer and sale under the securities or blue sky laws of such jurisdictions as the Dealers purchasing any particular issue of Notes shall reasonably request.

(e) If (i) there has been any downgrading of one or more of ADB's ratings by a credit rating agency that rates ADB's debt securities, or if ADB has received any notice from such an agency of (A) any intended or potential downgrading or (B) any review with possible negative implications in respect of one or more of ADB's ratings, (ii) the representations and warranties of ADB contained herein will not be true and correct at the time of a Settlement Date as though made at and as of such time, (iii) ADB will not have performed all of its obligations under the applicable Terms Agreement or Appointment Agreement, as the case may be, required to be performed or satisfied on or prior to such Settlement Date, or (iv) the Prospectus does not contain all material information relating to the assets and liabilities, financial position, and net income of ADB, or anything has happened or is expected to happen that would require the Prospectus to be supplemented or updated, then ADB shall promptly so notify each Dealer that has entered into any Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued.

6. Conditions to Dealer's Obligations. The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement or to solicit offers to purchase Notes as agent for ADB pursuant to any Appointment Agreement shall be subject to the condition that, at and as of (i) the date of agreement with ADB as to the sale and purchase of a particular issue of Notes, and (ii) the relevant Settlement Date, all representations, warranties and other statements of ADB herein are true and correct, to the condition that ADB shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement, as the case may be, and to the following additional conditions:

(a) On or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or for a purchase of Notes

pursuant to its initial solicitation of offers to purchase Notes under these Standard Provisions as agent for ADB pursuant to any Appointment Agreement, each Dealer party to such Terms Agreement or Appointment Agreement shall have received copies of the documents and confirmations with respect to ADB listed in Exhibit A hereto.

(b) On or before the Settlement Date for its initial purchase of Notes as principal pursuant to a Terms Agreement or for a purchase of Notes pursuant to its initial solicitation of offers to purchase Notes as agent for ADB pursuant to an Appointment Agreement, in either case occurring after an amendment of or supplement to the Prospectus (including any supplement resulting from the incorporation by reference of ADB's annual Information Statement containing ADB's audited financial statements, but excluding any amendment or supplement (i) by publication of a Pricing Supplement, (ii) resulting solely from incorporation by reference of ADB's separately published quarterly financial statements or Annual Report, or (iii) constituting an amendment pursuant to Condition 10 of the Terms and Conditions of the Notes contained in the Prospectus), each Dealer party to such Terms Agreement or Appointment Agreement shall have received, if so specified in the applicable Terms Agreement or Appointment Agreement, copies of the documents and confirmations with respect to ADB listed in Exhibit B hereto.

(c) On each Settlement Date for the purchase of Notes by a Dealer as principal pursuant to a Terms Agreement, or for a purchase of Notes pursuant to a solicitation of offers to purchase Notes by a Dealer as agent for ADB pursuant to an Appointment Agreement, each Dealer party to such Terms Agreement or Appointment Agreement shall have received:

(i) an opinion of in-house counsel to ADB authorized by ADB to deliver such opinion, dated such Settlement Date and addressed to such Dealer, to the effect that, subject to the limitations and assumptions referred to in Exhibit A, paragraph (ii):

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of such Notes;

(B) the creation, issue, sale and delivery of such Notes have been duly authorized; and when such Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for, such Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms; and

(C) the applicable Terms Agreement or Appointment Agreement, and Pricing Supplement, have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Dealer of the applicable Terms Agreement or Appointment Agreement) each constitutes a valid, binding and enforceable obligation of ADB;

(ii) if so specified in the applicable Terms Agreement or Appointment Agreement, a letter of ADB's independent accountants, dated such Settlement Date and addressed to each Dealer that is a party to the applicable Terms Agreement or Appointment Agreement, as the case may be, confirming that they are independent accountants with respect to ADB within the meaning of Rule 101 of the Code of Professional Ethics of the American Institute of Certified Public Accountants ("AICPA"), and:

(A) if such Dealer has requested an accountants' letter in the form prescribed by Statement on Auditing Standards ("SAS") No. 72 of the AICPA, and has satisfied the conditions for receipt of such an accountants' letter, such letter shall state in effect that on the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available financial statements of ADB, inquiries of officials of ADB responsible for financial and accounting matters regarding the specific items for which representations are requested below and other specified procedures through a specified date not more than five business days prior to the date of delivery of such letter, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that: (1) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus; or (2) there was any decrease in the subscribed capital stock or paid in capital stock of ADB from the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus to the specified date set forth in such letter, any new long-term debt issuances by ADB between the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus and the specified date set forth in such letter, or any decrease in total loans outstanding of ADB as at the specified date set forth in such letter as compared with the amounts shown in the latest unaudited or audited financial statements set forth or incorporated by reference in the Prospectus, except in all instances described in this clause (2) for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; or

(B) if such Dealer has requested an accountants' letter of the type contemplated by SAS No. 76 of the AICPA, and has satisfied the conditions for receipt of such an accountants' letter, such letter shall state in effect that they have (i) read the latest available resolutions adopted by the Board of Directors of ADB and minutes of all meetings of the Board of Directors of ADB through a specified date not more than five business days prior to the date of

delivery of such letter, (ii) read the latest available financial statements of ADB, and (iii) made inquiries of officials of ADB responsible for financial and accounting matters as to whether (1) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus, or (2) there was any decrease in the subscribed capital stock or paid in capital stock of ADB from the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus to the specified date set forth in such letter, any new long-term debt issuances by ADB between the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus and the specified date set forth in such letter, or any decrease in total loans outstanding of ADB as at the specified date set forth in such letter as compared with the amounts shown in the latest unaudited or audited financial statements set forth or incorporated by reference in the Prospectus, except in all instances described in this clause (2) for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter;

in either case (A) or (B) as described above, the letter shall also state that they have read the U.S. dollar amounts, percentages, ratios and other financial or statistical information set forth under the caption "Selected Financial Data" (and other relevant captions) included in the Information Statement, which is incorporated by reference in the Prospectus, and have compared such U.S. dollar amounts, percentages, ratios and other financial or statistical information (to the extent that such U.S. dollar amounts, percentages, ratios and other financial or statistical information are derived from ADB's financial statements, accounting records or computations on schedules prepared therefrom) to corresponding amounts in ADB's financial statements, accounting records or computations on schedules prepared therefrom, and have found such U.S. dollar amounts, percentages, ratios and other financial or statistical information to be in agreement with amounts in the Prospectus; the letter shall also state they have read the number of subscribed shares, number of votes and percentages set forth in the Information Statement, which is incorporated by reference in the Prospectus, and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of ADB or the appropriate accounts in ADB's general ledgers or the computations made by ADB therefrom; the letter will state that the independent accountants make no

representations regarding the sufficiency of such letter's procedures for the Dealer's purposes.

In the alternative, if ADB's independent accountants have previously delivered a letter pursuant to this Section 6(c)(ii) with respect to the most recent audited and unaudited financial statements set forth or incorporated by reference in the Prospectus, ADB may procure the production of a letter of ADB's independent accountants, dated such Settlement Date and addressed to each Dealer that is a party to the applicable Terms Agreement or Appointment Agreement, as the case may be, to the effect that such Dealer may rely on the relevant existing letter described above to the same extent as if such existing letter were addressed to such Dealer;

(iii) if so specified in the applicable Terms Agreement or Appointment Agreement, an opinion of U.S. or English counsel to such Dealer, dated such Settlement Date and addressed to such Dealer, with respect to the issue and sale of the Notes and other related matters as such Dealer may reasonably require, in which case ADB shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to opine on such matters; or a letter from such U.S. or English counsel, dated such Settlement Date and addressed to such Dealer, to the effect that such Dealer may rely on existing opinions described above;

(iv) if such issue of Notes involves an offering in the United States and if so specified in the applicable Terms Agreement or Appointment Agreement, a letter from U.S. counsel to such Dealer, dated such Settlement Date and addressed to such Dealer, to the effect that, based on such counsel's participation in certain conferences and telephone conversations in connection with the preparation of the Prospectus, such counsel's review of certain documents and such counsel's understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, while such counsel assume no responsibility for the accuracy or fairness of the statements contained in the Prospectus, nothing that came to such counsel's attention in the course of such review has caused them to believe that the Prospectus (except the financial statements and the other financial and statistical data included therein as to which such counsel need express no view) as of its date contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or a letter from such U.S. counsel, dated such Settlement Date and addressed to such Dealer, to the effect that such Dealer may rely on an existing letter described above; and

(v) solely with respect to any Notes governed by law other than United States or English law, if requested by such Dealer no later than the date of the applicable Terms Agreement or Appointment Agreement, as the case may be, an opinion of legal counsel to such Dealer who is authorized to opine on matters under such law, dated such Settlement Date and addressed to such Dealer, with respect to the issue and sale of Notes on such Settlement Date and other related matters as such Dealer may reasonably require.

(d) The Global Agency Agreement and the Uniform Fiscal Agency Agreement shall be continuing in full force and effect.

(e) Prior to such solicitation or purchase of Notes, there shall not have occurred, (i) a general moratorium on commercial banking activities in London or New York declared by any of the appropriate government authorities, (ii) a closure or widespread disruption of commercial banking, foreign exchange trading, or securities settlement or clearing services in any jurisdiction or jurisdictions (each, a "Relevant Jurisdiction") relevant to the money or capital markets in which a material amount of the Notes are intended under the applicable Terms Agreement or Appointment Agreement to be sold, offered or delivered by the relevant Dealer, (iii) any calamity or development or crisis of a political or economic nature or natural disaster resulting in a declaration of a state of emergency (or analogous concept), in each case within or having a material effect upon the Relevant Jurisdiction, (iv) any change in currency exchange rates or exchange controls, or change in the money or capital markets in which the Notes are being offered, the effect of which shall, either individually or in the aggregate, be such as, in the judgment of ADB or the relevant Dealer (or in the case of a syndicated offering, in the judgment of whichever Dealer is acting as the bookrunner), to materially adversely affect the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market, or (v) any downgrading in the rating accorded to any of ADB's outstanding debt securities by either Moody's Investors Service, Inc., Standard & Poor's Rating Service or Fitch Ratings or public announcement by any such organization that it has under surveillance or review, with possible negative implications, its rating of ADB's debt securities; and, upon notice being given, the parties to the applicable Terms Agreement or Appointment Agreement, as the case may be, shall (except for any liability in relation to expenses already incurred as agreed pursuant to a separate agreement, if any, and except for any liability arising prior to or in relation to such termination) be released and discharged from their respective obligations thereunder.

7. Indemnification and Contribution.

(a) ADB agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the U.S. Securities Act of 1933, as amended (the "Securities Act"), or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus or any Pricing Supplement in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as

such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to ADB in writing by such Dealer expressly for use therein.

(b) Each Dealer agrees to indemnify and hold harmless ADB, its directors, its officers and each person, if any, who controls ADB within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from ADB to such Dealer, but only with reference to information relating to such Dealer furnished to ADB in writing by such Dealer expressly for use in the Prospectus or any Pricing Supplement.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person that may seek indemnification pursuant to either of the two preceding paragraphs, such person (hereinafter called the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "Indemnifying Party") in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Indemnified Parties (or a representative thereof) in the case of parties indemnified pursuant to subsection (a) above and by ADB in the case of parties indemnified pursuant to subsection (b) above. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in subsections (a) or (b) of this Section 7 is unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Party under such paragraph, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by ADB on the one hand and each

Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (a "Relevant Dealer") on the other hand from the offering of the Notes, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of ADB on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by ADB on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by ADB bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of ADB on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by ADB or by such Relevant Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer's obligation to contribute pursuant to this Section 7 shall be several and not joint, and shall be in the proportion that the principal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate principal amount of the Notes that are the subject of such proceeding.

ADB and each Dealer agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the second preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the second preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

8. Survival of Representations and Indemnities. The respective indemnity and contribution agreements, representations, warranties and other statements of ADB, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, as the case may be, any investigation made

by or on behalf of such Dealer or Dealers or ADB or any of their respective officers, directors or controlling persons and delivery of and payment for the Notes.

9. Payment of Expenses. ADB agrees, whether or not any sale of Notes is consummated, to pay all reasonable expenses incident to the performance of its obligations under these Standard Provisions and the consummation of the transactions contemplated hereby, including without limitation:

(a) the initial preparation and printing of the Prospectus, and initial delivery of copies of the Prospectus to the Dealers;

(b) the preparation, printing, issuance and delivery of the Notes;

(c) the fees and expenses of ADB's legal counsel and auditors;

(d) the fees and expenses (including legal fees, if any) of the Global Agent, the Fiscal Agent and any other agents of ADB under the Program;

(e) the duplication and delivery to the Dealers of copies of the Global Agency Agreement, the Uniform Fiscal Agency Agreement, any relevant Calculation Agent Agreement or Exchange Rate Agency Agreement and any amendments or supplements thereto;

(f) any fees charged by rating agencies for any rating of the Notes carried out at the request of ADB;

(g) the cost of preparing definitive notes, if any;

(h) the external costs and expenses of ADB; and

(i) the fees and disbursements, if any, of the U.S. and English counsel to the Dealers in connection with the revisions to and continuation of the Program contemplated hereby.

Except as otherwise specifically provided above, each Dealer shall bear its own expenses incident to the performance of its obligations under these Standard Provisions and the consummation of the transactions contemplated hereby including without limitation:

(a) the fees and expenses of the U.S. and English counsel to the Dealers in respect of specific issuances of Notes;

(b) any fees and expenses incurred or payable in connection with the listing of the Notes on any stock exchange;

(c) the costs and expenses incurred in connection with the printing, distribution and production of all documents (including the Prospectus and the Pricing Supplement) in connection with a specific issuance of a series of Notes; and

(d) the external costs and expenses of the Dealers in connection with the preparation and management of a specific issuance of a series of Notes.

Notwithstanding the provisions of this Section 9, expenses may be allocated pursuant to a separate agreement between ADB and any Dealer.

10. Notices. All communications shall be by fax, electronic mail, in writing delivered by hand or by telephone (promptly confirmed by fax). Each communication will be made to the relevant person at the fax number, electronic mailing address, address or telephone number, in the case of communication by fax, electronic mail or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial telephone number, fax number, electronic mailing address, address and person so designated by ADB are set out below:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing Address: TDFD_Documentation@adb.org

The telephone number, fax number, electronic mailing address, address and person so designated by any Dealer shall be set out in the applicable Terms Agreement or Appointment Agreement, as the case may be.

A communication will be deemed received (if by fax) when a transmission report shows that the fax has been sent, (if by telephone and confirmed by fax) when made and (if by mail or electronic mail) when delivered, in each case in the manner required by this Section 10; provided, however, that any communication that is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

11. Calculation Agent. If any issue of Notes requires a calculation agent, ADB may request the Global Agent to act as such calculation agent, appoint another calculation agent or appoint any Dealer or a person nominated by any Dealers (and not the Global Agent or Fiscal Agent) to be the calculation agent in respect of such issue of Notes. If a Dealer is to be the calculation agent, it shall be named as calculation agent in the relevant Pricing Supplement and its appointment shall be on the terms or substantially in the form of the calculation agent agreement set forth as Exhibit F (which such Dealer shall be deemed to have entered into). If the person nominated as calculation agent is not a Dealer, such person shall execute (if it has not already done so) an agreement substantially in the form of the calculation agent agreement set forth as Exhibit K to the Global Agency Agreement, and the appointment of that person shall be on the terms of that agreement.

12. Successors and Assigns. Each Terms Agreement or Appointment Agreement, as the case may be, shall be binding upon, and inure solely to the benefit of, each Dealer and ADB, and to the extent provided in Section 7 and Section 8 hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of any such Terms Agreement or Appointment Agreement, as the case may be. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

13. Amendment; Termination. These Standard Provisions and the Exhibits hereto may be amended by ADB, and these Standard Provisions may be terminated by ADB; provided, however, that no amendment or termination shall be binding or effective in respect of any Terms Agreement or Appointment Agreement with respect to any Dealer that has not received written notice from ADB of such amendment or termination prior to entering into such Terms Agreement or an Appointment Agreement with ADB.

14. Governing Law. These Standard Provisions and each Terms Agreement or Appointment Agreement, as the case may be, shall be governed by, and construed in accordance with, the laws of jurisdiction specified in such Terms Agreement or Appointment Agreement.

15. Counterparts. Each Terms Agreement or Appointment Agreement, as the case may be, may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

EXHIBIT A

[Initial Documentation List]

Copies of the following documents will be provided to each Dealer on or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or its initial solicitation of offers to purchase Notes to be issued on such Settlement Date under these Standard Provisions as agent for ADB pursuant to an Appointment Agreement:

(i) A certificate of an officer authorized by ADB to deliver such certificate, dated the first Settlement Date that follows the date of these Standard Provisions (such date, the "Initial Settlement Date"), to the effect that (A) the representations and warranties of ADB contained in these Standard Provisions are true and correct at the Initial Settlement Date as though made at and as of such date, (B) ADB has performed all of its obligations under these Standard Provisions required to be performed or satisfied on or prior to the Initial Settlement Date, and (C) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated:

(ii) An opinion of in-house counsel to ADB authorized by ADB to deliver such opinion, dated the Initial Settlement Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that:

(A) ADB is duly established and existing under the Charter, which has been duly signed and accepted or ratified by all of the members of ADB;

(B) the Notes to be issued pursuant to the Program, when duly authorized, and when duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and, in either case, paid for, will constitute valid, binding and enforceable obligations of ADB in accordance with their terms;

(C) each of the Global Agency Agreement and the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by ADB and constitutes a valid, binding and enforceable obligation of ADB; and

(D) ADB's immunity from legal process does not extend to actions arising out of or in connection with any Terms Agreement or Appointment Agreement, as the case may be, or the issuance and sale of the Notes, and any action by a Dealer based on a Terms Agreement or Appointment Agreement (as applicable) may be brought against ADB in a court of competent jurisdiction of the United States or of England, as the case may be, and any action by a holder (other than a member of ADB or a person acting for or deriving claims from a member) based on the Notes may be brought against ADB in a court of competent jurisdiction of the United

States or of England, as the case may be, except, in each case, that pursuant to Article 50, paragraph 3 of the Charter, property and assets of ADB shall, wheresoever located and by whomever held, be immune from all forms of seizure, attachment or execution before delivery of final judgment against ADB;

In rendering its opinion, such counsel may state that its opinion is limited to matters of public international law, including without limitation the Charter and By-laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB; to the extent that any opinion is expressed as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law may be given upon assumption of the validity and binding effect of such agreement or instrument under such national law;

(iii) A letter of such in-house counsel to ADB, dated the Initial Settlement Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that such counsel has no reason to believe that the Prospectus, as of its date and as of the Initial Settlement Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Prospectus;

(iv) A certificate of the Secretary of ADB, dated the Initial Settlement Date, certifying as to (A) the Charter, (B) the By-laws of ADB, (C) the resolution adopted by the Board of Directors of ADB authorizing the borrowings of ADB relevant to the issuance of Notes settling on the Initial Settlement Date, (D) the full force and effectiveness of each of the Global Agency Agreement, the Uniform Fiscal Agency Agreement and these Standard Provisions, (E) ADB having taken no action inconsistent with the proceedings evidenced by certain specified documents, and (F) the incumbency and authenticity of signatures of specified officers of ADB; provided, however, that if the resolution referred to in (C) above is superseded by a new resolution, the Secretary of ADB shall prepare a new certificate, (i) dated as of the Settlement Date next following adoption of such new resolution, (ii) certifying as to items (A) through (F) above, and (iii) superseding the previous certificate for all purposes under these Standard Provisions; and

(v) An opinion or opinions of the U.S. and English counsel to the Dealers, dated the Initial Settlement Date and addressed to the Dealers under the Program, with respect to the issue and sale of Notes from time to time and other related matters as the Dealers under the Program may reasonably require, ADB having furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to opine on such matters;

(vi) If the issue of Notes to such Dealer involves an offering in the United States, a letter from the U.S. counsel to the Dealers, dated the Initial Settlement Date and addressed to the Dealers under the Program, to the effect that, based on such counsel's participation in certain

conferences and telephone conversations in connection with the preparation of the Prospectus, such counsel's review of certain documents and such counsel's understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, while such counsel assume no responsibility for the accuracy or fairness of the statements contained in the Prospectus, nothing that came to such counsel's attention in the course of such review has caused them to believe that the Prospectus (except the financial statements and the other financial and statistical data included therein as to which such counsel need express no view) as of its date contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT B

[Documents to be Provided Following Amendment of or Supplement to the Prospectus]

If so specified in the applicable Terms Agreement or Appointment Agreement, copies of the following documents will be provided to each Dealer on or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or its initial solicitation of offers under these Standard Provisions to purchase Notes to be issued on such Settlement Date as agent for ADB pursuant to an Appointment Agreement, in either case occurring after an amendment of or supplement to the Prospectus (including any supplement resulting from the incorporation by reference of ADB's annual Information Statement containing ADB's audited financial statements, but excluding any amendment or supplement (i) by publication of a Pricing Supplement, (ii) resulting solely from incorporation by reference of ADB's separately published quarterly financial statements or Annual Report, or (iii) constituting an amendment pursuant to Condition 10 of the Terms and Conditions of the Notes contained in the Prospectus):

(i) A certificate of an officer authorized by ADB to deliver such certificate, dated the first Settlement Date that follows the date of such amendment or supplement (such date, the "Delivery Date"), to the effect that (A) the representations and warranties of ADB contained in these Standard Provisions are true and correct at the Delivery Date as though made at and as of such date, (B) ADB has performed all of its obligations under these Standard Provisions required to be performed or satisfied on or prior to the Delivery Date, and (C) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated; and

(ii) A letter of in-house counsel to ADB, dated the Delivery Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that such counsel has no reason to believe that the Prospectus, as of its date and as of the Delivery Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Prospectus.

EXHIBIT C

[Form of Pricing Supplement]

PRICING SUPPLEMENT

[LOGO]

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: [ ]

[*insert title of issue of Notes*]

Issue price: [ ]

[*insert names of Dealers*]

The date of this Pricing Supplement is [ ].

This pricing supplement (this "Pricing Supplement") is issued to give details of an issue of [*title of Notes*] (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated [*date*].

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

[The Notes comprise bearer notes that are subject to U.S. tax law requirements and, subject to certain exceptions, may not be offered, sold or delivered within the United States.]

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

[Include whichever of the following apply or specify as "Not applicable." Note that the numbering should remain as set out below, even if "Not applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

General Provisions

1.	Issuer:	[ ]
2.	[(i)] Series Number:	[ ]
	[(ii) Tranche Number: *(if fungible with an existing Series, provide details of that Series, including the date on which the Notes become fungible)*]	[ ]
3.	(i) Specified Currency (Condition 1(c)):	[ ]
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	[ ]
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	[ ]
	(iv) Alternative Currency (Condition 7(i)) (if applicable):	[*if applicable, specify Market Exchange Rate*]
4.	Aggregate Nominal Amount:	[ ]
	[(i) Series:]	[ ]
	[(ii) Tranche:]	[ ]

5.	[(i)] Issue Price:	[ ] % of the Aggregate Nominal Amount [plus accrued interest from *[insert date] (in the case of fungible issues only, if applicable)*]
	[(ii) Net proceeds:	[ ] [*(required only for listed issues)*]
6.	Specified Denominations (Condition 1(a)):	[ ]
7.	(i) Issue Date (Condition 5(d)):	[ ]
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	[ ]
8.	Maturity Date or Redemption Month (Condition 6(a)):	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in the Redemption Month*]
9.	Interest Basis (Condition 5)):	[Fixed Rate (Condition 5(a))] [Floating Rate (Condition 5(b))] [Zero Coupon (Condition 5(c))] [Deep Discount (Condition 5(c))] [Index-Linked Interest] [*specify if other interest basis*] (further particulars specified below)
10.	Redemption/Payment Basis (Condition 6(a)):	[Redemption at par] [Index-Linked Redemption (*specify*)] [Dual Currency (*specify*)] [Partly Paid (*specify*)] [Installment (*specify*)] [*specify if other redemption/payment basis*]
11.	Change of Interest or Redemption/Payment Basis:	[*specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12.	Put/Call Options (Conditions 6(e) and (f)):	[Noteholder put] [ADB call] [(further particulars specified below)]

13.	Status of the Notes (Condition 3):	[Senior] [*specify status if different from Condition 3*]
14.	Listing:	[Luxembourg] [*if other, specify*] [None]
15.	Method of distribution:	[Syndicated] [Non-syndicated]

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate(s) of Interest:	[ ] % per annum, payable [annually/semi-annually/ quarterly/monthly] in arrears
(ii)	Interest Payment Date(s):	[ ] and [ ] of each year
(iii)	Fixed Coupon Amount(s):	[ ] per lowest Specified Denomination
(iv)	Broken Amount(s):	[*insert particulars of any initial or final broken interest amounts*]
(v)	Relevant Financial Center:	[ ]
(vi)	Additional Business Center(s) (Condition 5(d)):	[ ]
(vii)	Day Count Fraction (Condition 5(d)):	[ ] *(Day Count Fraction should be Actual/Actual - ISMA for all fixed rate issues other than those denominated in U.S. dollars unless Dealer/ADB decide otherwise)*
(viii)	Determination Date(s):	[*insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative) in each year (only to be completed where day count fraction is Actual/Actual - ISMA)*]
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not applicable] [*provide details*]

17.	Floating Rate Note Provisions (Condition 5(b)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph — also consider whether LIBOR, EURIBOR or EUR-LIBOR is the appropriate reference rate for euro-denominated issues*)
(i)	Specified Period(s)/ Interest Payment Dates:	[ ]
(ii)	Business Day Convention (Condition 5(d)):	[Floating Rate Business Day Convention] [Modified Following Business Day Convention] [Following Business Day Convention] [Preceding Business Day Convention] [*specify if other Business Day Convention*]
(iii)	Relevant Financial Center:	[ ]
(iv)	Additional Business Center(s) (Condition 5(d)):	[ ]
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Benchmark Rate determination] [ISDA Determination] [*if other, specify*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[ ]
(vii)	Benchmark Rate determination (Condition 5(b)):	[Applicable] [Not applicable]
	Interest Determination Date(s) (Condition 5(d)):	[[ ] day(s) prior to the first day of the Interest Period]
	Primary Source for Floating Rate:	[*specify relevant screen page*] [Reference Banks]
	Reference Banks (if Primary Source for Floating Rate is "Reference Banks"):	[*specify four*]

	Relevant Banking Center:	[*specify*]
	Benchmark Rate(s) and Reference Rate(s):	[specify *LIBOR, EURIBOR, EUR-LIBOR or other benchmark and whether bid, offer or mean]*
(viii)	ISDA Determination (Condition 5(b)):	[Applicable] [Not applicable]
	Floating Rate Option:	[ ]
	Designated Maturity:	[ ]
	Reset Date:	[ ]
	ISDA Definitions (if different from those set out in the Conditions):	[ ]
(ix)	Margin(s):	[+/-] [ ] % per annum
(x)	Minimum Rate of Interest:	[ ] % per annum
(xi)	Maximum Rate of Interest:	[ ] % per annum
(xii)	Day Count Fraction (Condition 5(d)):	[ ]
(xiii)	Rate Multiplier (Condition 5(d)):	[ ]
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	[ ]
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortization Yield:	[ ] % per annum
	(ii) Reference Price:	[ ]

(iii)	Basis:	[Straightline/Compounded at [*specify*] interval]
(iv)	Day Count Fraction (Condition 5(d)):	[ ]
(v)	Any other formula/basis of determining amount payable:	[ ]

19. Index-Linked Interest Note Provisions: [Applicable] [Not applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph* ***- if applicable, complete terms MUST be set out in this Pricing Supplement***)

(i)	Index/Formula:	[*Provide or annex details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv)	Specified Period(s)/ Interest Payment Dates:	[ ]
(v)	Business Day Convention (Condition 5(d)):	[Floating Rate Business Day Convention] [Modified Following Business Day Convention] [Following Business Day Convention] [Preceding Business Day Convention] [*specify if other Business Day Convention*]
(vi)	Relevant Financial Center:	[ ]
(vii)	Additional Business Center(s) (Condition 5(d)):	[ ]
(viii)	Minimum Rate of Interest:	[ ] % per annum
(ix)	Maximum Rate of Interest:	[ ] % per annum
(x)	Day Count Fraction (Condition	[ ]

5(d)):

20. Dual Currency Note Provisions: [Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph* ***- if applicable, complete terms MUST be set out in this Pricing Supplement***)

(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*provide details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v)	Day Count Fraction (Condition 5(d)):	[ ]

Provisions Relating to Redemption

21. Call Option (Condition 6(e)): [Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amounts(s) and method, if any, of calculation of such amount(s):	[ ]
(iii)	If redeemable in part:	
	• Minimum nominal amount to be redeemed:	[ ]
	• Maximum nominal amount to be redeemed:	[ ]

	(iv)	Notice period (if other than as set out in the Conditions):	[ ]
22.	Put Option (Condition 6(f)):		[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii)	Description of any other Noteholders' option:	[ ]
	(iv)	Deposit period (if other than as set out in the Conditions):	[ ]
	(v)	Notice period (in respect of deposit period):	[ ]
23.	Final Redemption Amount:		[Nominal amount] [*if other specify*] [See Appendix]
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	[ ]
	(ii)	Long Maturity Note (Condition 7(f)):	[Applicable] [Not applicable]
	(iii)	Variable Redemption Amount (Condition 6(d))	[Not applicable] [*provide details*]
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ][As set out in the Conditions]
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	[Yes] [No] [Not applicable]

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	[Bearer Notes] [Registered Notes] [Book-Entry Notes] [*delete as appropriate*]
		Bearer Notes
	(i) Temporary or Permanent Global Note:	[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date] [Temporary Global Note exchangeable for Individual Definitive Bearer Notes on the Exchange Date]
	(ii) Exchange Date in respect of Temporary Global Note:	[Not applicable] [*specify date*]
	(iii) Applicable TEFRA exemption:	[D Rules]
		Registered Notes
	Definitive Registered Notes:	[Global Registered Note available on Issue Date] [Individual Definitive Registered Notes available on Issue Date]
		Book-Entry Notes
	Book-Entry Notes:	[Book-Entry Notes available on Issue Date]
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable] [*If yes, provide details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	[Not applicable] [*provide details*] ***(if applicable, complete terms MUST be set out in this Pricing Supplement)***
28.	Details relating to Installment Notes:	[Not applicable] [*provide details (including the Installment Amount(s) and*

	the Installment Date(s) (Condition 6(h))] ***(if applicable, complete terms MUST be set out in this Pricing Supplement)***
29. Redenomination, renominalization and reconventioning provisions:	[Not applicable] [The provisions annexed to this Pricing Supplement apply]
30. Consolidation provisions:	[Not applicable] [The provisions annexed to this Pricing Supplement apply]
31. Other terms or special conditions:	[Not applicable] [*provide details*]

Distribution

32.	(i)	If syndicated, names of Managers:	[Not applicable] [*provide names*]
	(ii)	Stabilizing Manager (if any):	[Not applicable] [*provide name*]
	(iii)	Commissions and Concessions:	[ ]
33.	If non-syndicated, name of Dealer:		[Not applicable] [*provide name*]
34.	Additional selling restrictions:		[Not applicable] [*provide details*]

Operational Information

35.	(i)	ISIN:	[ ]
	(ii)	CUSIP:	[ ]
	(iii)	CINS:	[ ]
	(iv)	Other:	[ ]
36.	Common Code:		[ ]
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):		[Not applicable] [Euroclear and Clearstream, Luxembourg only] [DTC only][CMU] [*provide name(s) and number(s)*]
38.	Delivery:		Delivery [against/free of] payment
39.	Additional Paying Agent(s) (if any):		[ ]
40.	Governing Law:		[English] [New York] [*specify other governing law*]

[Additional Information [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Taxation] [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Risk Warning [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.]

[Stabilizing

In connection with this issue, [*insert name of Stabilizing Manager*] may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.]

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on [ ].

[Recent Developments

Insert text]

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:___________________________
Name:
Title:

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald - Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States and English law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

EXHIBIT D

[Form of Terms Agreement (to be used if Dealer is to purchase Notes as principal for resale to others pursuant to Section 4(a))]

TERMS AGREEMENT NO. [•]

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

[Aggregate Principal Amount of Notes]
[Title of Notes]

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

[[*Name of Dealer* (the "Dealer")] [The undersigned manager[s] [(the "Manager")][(collectively, the "Managers")]] agree[s] to purchase from the Asian Development Bank ("ADB") its [Title of Notes] (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated [•], 2011 (the "Prospectus") at _____a.m./p.m., _____ time on __________________ (the "Settlement Date") at an aggregate purchase price of [•] on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference[, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus referred to herein.][INCLUDE BRACKETED TEXT IF A NEW PROSPECTUS IS ISSUED AFTER THE DATE OF THE STANDARD PROVISIONS.] In so purchasing the Notes, [the Dealer][[each of] the Manager[s]] understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, [the Dealer][[each of] the Manager[s]] that the representations and warranties of ADB set forth in Section 2(a) of the

Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

[The Dealer/Manager] [Each of the Managers] warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. [The Dealer/Manager] [Each of the Managers] warrants and covenants to ADB that the warranties of [the/such] [Dealer/Manager] set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of [the Dealer][each of] the Manager[s]] to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of [each of] the undersigned to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by [the Dealer][each of] the Manager[s]] of the document[s] referred to in Section[s] [6(a)] [6(b)] [and] 6(c)(i) [, (ii), (iii), (iv) and (v)] of the Standard Provisions.] [FOR THE INITIAL ISSUE OF NOTES TO A PARTICULAR DEALER UNDER THE STANDARD PROVISIONS, INCLUDE REFERENCES TO SECTION 6(a) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR THE INITIAL ISSUE OF NOTES TO A PARTICULAR DEALER FOLLOWING AN AMENDMENT OF OR SUPPLEMENT TO THE PROSPECTUS, INCLUDE REFERENCES TO SECTION 6(b) (IF THE DEALER REQUESTS SUCH DOCUMENTS) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR OTHER ISSUANCES OF NOTES, INCLUDE REFERENCES ONLY TO THE APPLICABLE CLAUSE(S) OF SECTION 6(c).]

ADB certifies to the [Dealer/Manager[s]] that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

[ADDITIONAL TERMS – The following paragraphs may be used (in whole or in part) for syndicated offerings:

1. ADB agrees that it will issue the Notes and the Managers named below [If syndicate includes one or more U.S. broker-dealers, insert OPTION 1-- severally and not jointly] [OPTION 2-- jointly and severally] agree to purchase the Notes at the aggregate purchase price specified above,

calculated as follows: the issue price of [•] per cent. less a management and underwriting fee of [•] per cent. of the principal amount.

[IF OPTION 1, INSERT--

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
[Name of Manager]	[Currency][Amount]
[Name of Manager]	[Amount]
[Name of Manager]	[Amount]
Total	[Currency][Amount]

2. [Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.] [Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to [an account specified in writing by the Managers at least two business days prior to the Settlement Date]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's [Account A, ABA No. 021080245] with the [Federal Reserve Bank of New York].

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed [Name of Manager], [or any person acting for [Name of Manager]], as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the [Global Agency Agreement] [Uniform Fiscal Agency Agreement], duly executed by the parties thereto.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

[7]. [FOR NOTES IN REGISTERED FORM THAT ARE NOT TO BE SOLD IN THE UNITED STATES, INCLUDE THE FOLLOWING: The [Dealer][Manager] represents, warrants and agrees that the Notes have not been and will not be offered in the United States or to U.S. persons.]

[8]. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing Address: TDFD_Documentation@adb.org

For the Managers:

[Name of Manager]
[Address]
Attention: [ ]
Telephone: [ ]
Facsimile: [ ]
Electronic Mailing Address: [ ]

[IF OPTION 1, INSERT--

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.]]

[ADDITIONAL TERMS -- The following paragraphs may be used (in whole or part) for non-syndicated offerings:

1. ADB agrees that it will issue the Notes and the [Dealer][Manager] agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of [•] per cent. less a management and underwriting fee of [•] per cent. of the principal amount.

2. [Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the [Dealer][Manager].]

   [Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to [an account specified in writing by the [Dealer][Manager] at least two business days prior to the Settlement Date]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's [Account A, ABA No. 021080245] with the [Federal Reserve Bank of New York].

   [Other provisions for payment and delivery of Notes.]

3. ADB hereby appoints the [Dealer][Manager] as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which

this Terms Agreement pertains. The [Dealer][Manager] shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The [Dealer][Manager] acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the [Global Agency Agreement] [Uniform Fiscal Agency Agreement], duly executed by the parties thereto.

4. In consideration of ADB appointing the [Dealer][Manager] as a Dealer solely with respect to this issue of Notes, the [Dealer][Manager] hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The [Dealer][Manager] acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the [Dealer][Manager] that have arisen prior to such termination.

[6]. [WHERE THE NOTES ARE OFFERED OR SOLD PURSUANT TO A SECONDARY OFFERING UNDER AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE RELEVANT LAWS AND REGULATIONS OF JAPAN, INCLUDE THE FOLLOWING: The obligation of ADB to issue and sell the Notes to [Dealer][Manager] is subject to the receipt by ADB of a translation certificate from the Japanese counsel to the [Dealer][Manager] and a copy of the distribution material to be used in connection with the secondary distribution of the Notes, in each case, in form and substance satisfactory to ADB.] [FOR NOTES IN REGISTERED FORM THAT ARE NOT TO BE SOLD IN THE UNITED STATES, INCLUDE THE FOLLOWING: The [Dealer][Manager] represents, warrants and agrees that the Notes have not been and will not be offered in the United States or to U.S. persons.]

[7].. For purposes hereof, the notice details of each of ADB and the [Dealer][Manager] are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:	Funding Division, Treasury Department
Telephone:	(632) 632-4713
Facsimile:	(632) 632-4120 or 636-2625
Electronic Mailing Address:	TDFD_Documentation@adb.org

For the [Dealer][Manager]:

[Name of [Dealer][Manager]]
[Address]

Attention:	[ ]
Telephone:	[ ]
Facsimile:	[ ]
Electronic Mailing Address:	[ ]

[8.] All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

[FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and [the Dealer/Manager(s)] but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and [the Dealer/Manager(s)] in relation to the subject matter thereof and supersede and extinguish, and each of ADB and [the Dealer/Manager(s)] in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or [the Dealer/Manager(s)] liability under Section 7 of the Standard Provisions.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW

YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of [•].]

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the [Dealer/Manager(s)] of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[INSERT NAME(S) OF
DEALER/MANAGER(S)]

By:__________________________
Name:
Title:

[OR]

____

By:__________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: ____

Name: [ ]
Title: [ ]

EXHIBIT E

[Form of Appointment Agreement
(to be used if Dealer is to act as an agent for the
purpose of soliciting offers to purchase
Notes pursuant to Section 4(b))]

[Address]

[Date]

Re: [Title of Notes to be issued]

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreement to solicit offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the "Program") of the Asian Development Bank ("ADB"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Program. The Standard Provisions dated as of 28 April 2011 relating to the Program (the "Standard Provisions"), a copy of which has been delivered to you, are incorporated herein by reference. You will be entitled to all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received a copy of the Prospectus and the [Uniform Fiscal Agency Agreement] [Global Agency Agreement], duly executed by the parties thereto.

You recognize that, in connection with this issue, you are acting as ADB's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon this issue of Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

ADB hereby represents and warrants to, and agrees with, you that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and correct as though made at and as of the Settlement Date.

You warrant and covenant that this Appointment Agreement has been duly authorized, executed and delivered by you, and that such execution and delivery does not, and the performance by you of your obligations hereunder will not, contravene any provision of applicable law or your articles of association or equivalent constitutive documents or any

judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over you. You warrant and covenant to ADB that your warranties set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained therein. Your obligation to solicit offers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by you of the document[s] referred to in Section[s] [6(a)] [6(b)] [and] 6(c)(i) [, (ii), (iii), (iv) and (v)] of the Standard Provisions.] [FOR A PARTICULAR DEALER'S INITIAL SOLICITATION OF OFFERS TO PURCHASE NOTES AS AGENT FOR ADB UNDER THE STANDARD PROVISIONS, INCLUDE REFERENCES TO SECTION 6(a) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR A PARTICULAR DEALER'S INITIAL SOLICITATION OF OFFERS TO PURCHASE NOTES AS AGENT FOR ADB FOLLOWING AN AMENDMENT OF OR SUPPLEMENT TO THE PROSPECTUS, INCLUDE REFERENCES TO SECTION 6(b) (IF THE DEALER REQUESTS SUCH DOCUMENTS) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR OTHER SOLICITATIONS OF OFFERS TO PURCHASE NOTES, INCLUDE REFERENCES ONLY TO THE APPLICABLE CLAUSE(S) OF SECTION 6(c).]

For purposes hereof, the notice details of each of ADB and you are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the [Dealer]:

[Name of [Dealer]]
[Address]
Attention: [ ]
Telephone: [ ]
Facsimile: [ ]
Electronic Mailing
Address: [ ]

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

[FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Appointment Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Appointment Agreement. Any date or period specified in the Standard Provisions or this Appointment Agreement may be postponed or extended by mutual agreement among ADB and you but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Appointment Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and you in relation to the subject matter thereof and supersede and extinguish, and each of ADB and you in entering into this Appointment Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Appointment Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Appointment Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or your liability under Section 7 of the Standard Provisions.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement shall be governed by and construed in accordance with the laws of [•].]

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Appointment Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK

By:__________________________
Name:
Title:

Confirmed on behalf of ___________________________________

By: _____________________________________

cc: [Citibank, N.A.,
as Global Agent]

[Federal Reserve Bank of New York,
as Fiscal Agent]

EXHIBIT F

[Form of Calculation Agent Agreement]

CALCULATION AGENT AGREEMENT dated as of ___________ , ___ (this "Agreement") between the ASIAN DEVELOPMENT BANK ("ADB") and [DEALER] (and its successors and assigns, the "Calculation Agent").

WHEREAS, ADB proposes to issue [TITLE OF NOTES] (the "Notes") pursuant to the terms of the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to ADB's Global Medium-Term Note Program; and

WHEREAS, ADB wishes to appoint the Calculation Agent as calculation agent for the purpose of making any determination which it is required to make pursuant to the Terms and Conditions (the "Terms and Conditions") of the Notes identified in the Pricing Supplement dated as of ____________ , in respect of which it is appointed as Calculation Agent.

IT IS HEREBY AGREED as follows:

1. Definitions. Capitalized Terms used and not defined in this Agreement shall, unless the context otherwise requires, have the meanings given to them in the Terms and Conditions and the Standard Provisions.

2. Appointment. The Calculation Agent agrees to act as such in relation to the issue of the Notes, and ADB appoints the Calculation Agent as its agent, for the purposes of making such calculations and/or determinations in respect of the Notes, as agreed between ADB and the Calculation Agent (and set forth in the Terms and Conditions) on the following terms and conditions.

3. (a) Duties. The Calculation Agent will perform, with respect to the Notes, the duties expressed to be performed by it in the Terms and Conditions. In respect of such appointment, as soon as practicable after the relevant time on such date as the Terms and Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be (and any determination of the amount of interest payable under the Notes shall be consistent with the corresponding amount receivable by ADB under the related swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of _____ Reference No.:_____), and (ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to redemption of the Notes, to be provided to the Global Agent or the Fiscal Agent, as the case may be, the Paying Agent and ADB as soon as possible after their determination but in no event later than the second Relevant Business Day thereafter. In performing its duties under this Section 3, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information

from such other sources as are specified in the Terms and Conditions or, in the event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

(b) Changes to Terms and Conditions. The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Terms and Conditions against the Calculation Agent. If the Terms and Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way that affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Terms and Conditions.

(c) Notification of Failure to Make Determination. If the Calculation Agent at any relevant time does not determine the relevant interest rate(s), amount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation which it is required to make pursuant to the Terms and Conditions, it shall forthwith notify ADB and, as the case may be, the Global Agent or the Fiscal Agent.

4. Indemnity. (a) ADB shall, upon presentation of duly documented evidence, indemnify the Calculation Agent, its directors, officers, employees and agents against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it (excluding consequential damages) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own negligence, bad faith or willful misconduct or that of its directors, officers, employees or agents.

(b) The Calculation Agent shall indemnify and hold harmless ADB, its directors, officers, employees and agents when by reason of the negligence, bad faith, or willful misconduct of the Calculation Agent, its directors, officers, employees and agents, ADB, its directors, officers, employees and/or agents suffer or incur in any damages, losses, costs, expenses or, in general, any liabilities (excluding consequential damages).

5. (a) Calculations Binding. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on ADB, the Dealers and the holders of the Notes and Coupons, if any.

(b) No Agency or Trust. In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations towards or relationship of agency or trust with any of the holders of the Notes and Coupons, if any.

(c) Taking of Advice. The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to ADB, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such

matter in good faith and in accordance with the opinion of such legal adviser.

(d) Information Believed to be Genuine. The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found not to be genuine or to be incorrect.

6. (a) Resignation. The Calculation Agent may resign its appointment hereunder at any time by giving to ADB not less than 60 days' written notice to that effect. In the event that the Calculation Agent is unable or unwilling or otherwise fails to act, ADB may terminate the appointment of the Calculation Agent and will immediately appoint a leading bank or investment banking firm qualified to act as its successor. No resignation by the Calculation Agent shall take effect, nor may the Calculation Agent be removed (except as set forth in this Agreement), until a replacement Calculation Agent has been appointed by ADB. ADB agrees with the Calculation Agent that if, by the 10th day before the expiration of any notice under this Section 6, ADB has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of ADB, to appoint as Calculation Agent in its place a leading bank or investment banking firm subject to the consent of ADB, which consent shall not be unreasonably withheld.

(b) Termination of Appointment in Certain Events. ADB may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding-up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation, or (ii) it fails to make any calculation or determination required to be made by it under this Agreement and ADB gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

(c) Notice. ADB shall give the holders of Notes, in accordance with the Terms and Conditions, and the Global Agent or the Fiscal Agent, as the case may be, not less than 20 days' written notice of any proposed resignation or termination pursuant to this Section 6 or, where there is a termination under Section 6(b), shall give notice thereof as soon as possible after such termination.

(d) Successor Corporations. Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which

the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to ADB as soon as practicable.

7. Notices. All communications shall be by fax, electronic mail, in writing delivered by hand or by telephone (promptly confirmed by fax). Each communication will be made to the relevant person at the fax number, electronic mailing address, address or telephone number, in the case of communication by fax, electronic address or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for such purpose.

8. [FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- This Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- This Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England. A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. Any date or period specified in this Agreement may be postponed or extended by mutual agreement among ADB and the Calculation Agent but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. This Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Calculation Agent in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Calculation Agent in entering into this Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in this Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Calculation Agent's liability under Section 4 of this Agreement.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- This Agreement shall be governed by and construed in accordance with the laws of [•].] With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB. ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet

Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Calculation Agent of such appointment in accordance with Section 7 of this Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Any party may enter into this Agreement by signing any such counterpart.

This Agreement has been entered into on the date first above written.

ASIAN DEVELOPMENT BANK

By:
Name:
Title:

[DEALER/DEALER'S NOMINEE]

By:
Name:
Title:

EXHIBIT G

SELLING RESTRICTIONS

(a) General. No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Pricing Supplement, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Pricing Supplement or such other information relating to ADB and/or the Notes which ADB has authorized to be used.

(b) United States of America. Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

ADB and each of the Dealers agree to the following language with respect to Bearer Notes with a maturity of more than one year:

(1) except to the extent permitted under United States Treasury Regulations Section 1.163-5(c)(2)(i)(D) (the "D Rules"), (a) we have not offered or sold, and during the restricted period will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) we have not delivered and will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

(2) we represent and agree that we have and throughout the restricted period will have in effect procedures reasonably designed to ensure that our employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(3) if we are a United States person, we represent that we are acquiring the Notes in bearer form for purposes of resale in connection with their original issuance and if we retain Notes in bearer form for our own account, we will only

do so in accordance with the requirements of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6); and

(4) with respect to each affiliate that acquires from us Notes in bearer form for the purpose of offering or selling such Notes during the restricted period, we either (a) repeat and confirm the representations and agreements contained in clauses (1), (2) and (3) on its behalf or (b) agree that we will obtain from such affiliate for your benefit the representations and agreements contained in clauses (1), (2) and (3).

Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

In addition, we have not entered and will not enter into any contractual arrangement with any distributor (as that term is defined for purposes of Regulation S and the D Rules) with respect to the distribution of the Notes, except with our affiliates or with the prior written consent of the Issuer.

Each of the Dealers further agrees that, if it sells a Bearer Note that is represented by an interest in a Temporary Global Note from its primary allotment to a person within the United States or its possessions, as defined for purposes of Treasury Regulations Section 1.163-5(c)(2)(i)(D), or to a United States person, as such term is defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, it will promptly (i) inform the Global Agent and (as the case may be) Euroclear or Clearstream, Luxembourg of such sale and request that the Global Agent exchange the appropriate interests in the relevant Temporary Global Note for Registered Notes in accordance with the Global Agency Agreement and (ii) arrange for delivery of Registered Notes to the purchaser thereof as soon as practicable.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of ADB and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

(c) United Kingdom. Each Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to Notes in, from or otherwise involving the United Kingdom.

(d) Japan. Each Dealer understands that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("FIEA"), and represents and agrees that it has not, directly or indirectly, offered, sold, delivered or transferred and will not, directly or indirectly, offer, sell, deliver or transfer any Notes in Japan or to, or for the benefit of, a resident of Japan or to others for, directly or indirectly, re-offering, resale, delivery or transfer of any Notes in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and other relevant laws and regulations of Japan. As used in this paragraph (d), "resident of

Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

(e) Hong Kong. Each Dealer represents, warrants and agrees that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and (b) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules thereunder.

(f) Singapore. Each Dealer understands that the Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore ("MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

(g) People's Republic of China. Each Dealer represents, warrants and agrees that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except as permitted by the securities laws of the People's Republic of China.

(h) Other Jurisdictions. For each placement of Notes in a jurisdiction other than the United States of America, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by ADB and the relevant Dealer(s), will be provided in the Pricing Supplement issued in respect of each issue of Notes. Each Dealer severally agrees that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions.

4 May 2011

HSBC Bank plc
8 Canada Square
London E14 5HQ
England

Re: Asian Development Bank
Series 617-00-2
U.S.$436,000,000 10.00 per cent. High Coupon / High Premium
Notes due 9 May 2016
Issued under its Global Medium-Term Note Program

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreement to solicit (through HSBC Bank USA N.A., pursuant to the exemption provided by Section 3(a)(4)(B)(vi) of the Securities Exchange Act of 1934, as amended) offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the "Program") of the Asian Development Bank ("ADB"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Program. The Standard Provisions dated as of 28 April 2011 relating to the Program (the "Standard Provisions"), a copy of which has been delivered to you, are incorporated herein by reference. You will be entitled to all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

You recognize that, in connection with this issue, you are acting as ADB's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon this issue of Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

ADB hereby represents and warrants to, and agrees with, you that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and correct as though made at and as of 9 May 2011 (the "Settlement Date").

You warrant and covenant that this Appointment Agreement has been duly authorized, executed and delivered by you, and that such execution and delivery does not, and the performance by you of your obligations hereunder will not, contravene any provision of applicable law or your articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over you. You warrant and covenant to ADB that your warranties set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained therein. Your obligation to solicit offers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by you of the documents referred to in Sections 6(a) and 6(c)(i) of the Standard Provisions.

For purposes hereof, the notice details of each of ADB and you are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For HSBC Bank plc:

HSBC Bank plc
8 Canada Square
London E14 5HQ
England
Attention: Transaction Management Group
Telephone: +44 20 7991 8888
Facsimile: +44 20 7992 4973

Electronic Mailing
Address: transaction.management@hsbcib.com

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Appointment Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Appointment Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Appointment Agreement. Any date or period specified in the Standard Provisions or this Appointment Agreement may be postponed or extended by mutual agreement among ADB and you but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Appointment Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and you in relation to the subject matter thereof and supersede and extinguish, and each of ADB and you in entering into this Appointment Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Appointment Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Appointment Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or your liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Appointment Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however,* that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint

a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK



By: ______________________
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

Confirmed on behalf of
HSBC BANK PLC

By______________________
Name:
Title:

cc: Citibank, N.A.,
as Global Agent

a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK

By:________________________

Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

Confirmed on behalf of
HSBC BANK PLC

By 

Name: KARL L ALLEN
Title: DIRECTOR, TMG

cc: Citibank, N.A.,
as Global Agent


SEC MAIL
PROCESSING
RECEIVED
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$436,000,000
10.00 per cent. High Coupon / High Premium Notes due 9 May 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: 4 May 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$436,000,000 principal amount of 10.00 per cent. High Coupon / High Premium Notes due 9 May 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), and in the Pricing Supplement relating to the Notes dated 4 May 2011 (the "Pricing Supplement"), each of which are filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2011, was filed under a report of the ADB dated April 28, 2011.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Center, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 4 May 2011, the ADB entered into a Appointment Agreement, filed herewith, with HSBC Bank plc (the "Dealer"), pursuant to which the ADB has agreed to issue, and the Dealer has agreed to solicit (through HSBC Bank USA N.A., pursuant to the exemption provided by Section 3(a)(4)(B)(vi) of the Securities Exchange Act of 1934, as amended) offers to purchase, a principal

amount of the Notes aggregating U.S.$436,000,000 for an issue price of 137.57734% less a commission of 0.0625%. The Notes will be offered for sale subject to issuance and acceptance by the purchaser and subject to prior sale. It is expected that the delivery of the Notes will be made on or about May 9, 2011. ADB has agreed to pay the Dealer a commission equal to 0.0625%.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Appointment Agreement.

	Price to the Public	Commission	Proceeds to ADB
Per Unit	137.57734%	0.0625%	137.51484%
Total	U.S.$599,837,202.40	U.S.$272,500.00	U.S.$599,564,702.40

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*
Listing Fees (Luxembourg)	$5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011.

(ii) Pricing Supplement dated 4 May 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011.

(ii) Appointment Agreement dated 4 May 2011.

(d) (i) Information Statement dated April 28, 2011, previously filed under a report of the ADB dated April 28, 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).

PROSPECTUS

Asian Development Bank
Global Medium-Term Note Program
for issues of Notes with final maturities exceeding one year

The Asian Development Bank ("*ADB*") may issue from time to time under its Global Medium-Term Note Program (the "*Program*") notes with final maturities exceeding one year from the date of original issue ("*Notes*"). The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by ADB in any calendar year will not exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year. Notes may be denominated in such currencies or currency units as may be designated by ADB at the time of issue. A pricing supplement (each, a "*Pricing Supplement*") will contain the terms and pricing details of each particular issue of Notes. Each Pricing Supplement shall constitute the "final terms" of such issue of Notes for purposes of the Luxembourg law of 10 July 2005 on prospectuses for securities. Notes may be sold through one or more dealers appointed by ADB ("*Dealers*") or directly by ADB itself.

Notes may be either interest bearing at fixed or floating rates or non-interest bearing and may be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the applicable Pricing Supplement. Notes may be index-linked, equity-linked or commodity-linked as to principal or interest, as specified in the applicable Pricing Supplement. Notes may be issued with specified or variable maturities exceeding one year and may be subject to early redemption in whole or in part, as specified in the applicable Pricing Supplement. This Prospectus has been filed with the Luxembourg Stock Exchange, on whose regulated market Notes issued under the Program may be listed. Notes issued under the Program may alternatively be listed on one or more other stock exchanges, or may be unlisted, as specified in the applicable Pricing Supplement.

Certain types of Notes may be complex financial instruments and may not be suitable for all investors. Investors should have sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and in the applicable Pricing Supplement and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Investors also should have the financial capacity to bear the risks associated with an investment in Notes. Investors should not purchase Notes unless they understand and are able to bear risks due to interest or exchange rate fluctuations or market, liquidity, early redemption or other risks associated with Notes. See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in certain types of Notes.

Notes of any particular issue will be in book-entry form, registered form or bearer form, as specified in the applicable Pricing Supplement. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Pricing Supplement. The Federal Reserve Bank of New York will act as fiscal agent (the "*Fiscal Agent*") for Notes denominated and payable in U.S. dollars that are initially distributed in the United States and originally issued in book-entry form. Citibank, N.A. will act as global agent (the "*Global Agent*") for all other Notes. ADB may appoint additional agents for specific issues of Notes.

Depending on their form and specified currency, Notes will be accepted for clearing through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems may include those operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System ("*Euroclear*"), Clearstream Banking, société anonyme ("*Clearstream, Luxembourg*"), The Depository Trust Company ("*DTC*"), the Hong Kong Monetary Authority, as operator of the Hong Kong Central Moneymarkets Unit ("*CMU*") Service, and, for U.S. dollar-denominated book-entry Notes, the book-entry system operated by the Federal Reserve Banks (the "*Federal Reserve*").

Notes will not be the obligations of any government.

The date of this Prospectus is 28 April 2011.

Notes issued under the Program are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "*Commission*"). The Notes have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the United States.

ADB, having made all reasonable inquiries, confirms that all information in this Prospectus is true and accurate in all material respects and is not misleading in any material respect, and that there are no other facts the omission of which, in the context of the issue of Notes, make this Prospectus or any information in it misleading in any material respect. In addition, ADB confirms that each Pricing Supplement, when read together with the Prospectus, will as of its date be true and accurate in all material respects and not misleading in any material respect, and that there will be no other facts the omission of which make any Pricing Supplement, when read together with this Prospectus, or any information therein misleading in any material respect.

Investors in Notes should rely only on information contained or incorporated by reference in this Prospectus or contained in the applicable Pricing Supplement. ADB has not authorized anyone to provide information different from that contained or incorporated by reference herein or contained in the applicable Pricing Supplement. The delivery of this Prospectus or the applicable Pricing Supplement at any time does not imply that the information contained in this Prospectus or the applicable Pricing Supplement, as the case may be, is correct at any time subsequent to its date, or, if later, to the date of the documents incorporated by reference in this Prospectus.

To the fullest extent permitted by law, none of the Dealers accepts any responsibility for the contents of this Prospectus, any Pricing Supplement or any statement made by ADB in respect of itself or an offering of the Notes. Each Dealer accordingly disclaims all and any liability, whether arising in tort or contract, which it might otherwise have in respect of this Prospectus, any Pricing Supplement or any such statement by ADB.

Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of, ADB or any Dealer to subscribe or purchase any Notes. Neither this Prospectus nor any Pricing Supplement constitutes, or may be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of Notes or the distribution of this Prospectus or any Pricing Supplement in any jurisdiction where such action is required.

The distribution of this Prospectus and any Pricing Supplement and the offer and sale of any Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by ADB and any relevant Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus or any Pricing Supplement, see "Plan of Distribution."

The issuance and distribution of this Prospectus and any Pricing Supplement and any offering and sale of Notes are not a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank (the "*Charter*") or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

This Prospectus does not describe all of the risks and investment considerations (including those relating to each investor's particular circumstances) of an investment in Notes of a particular issue. Investors should refer to and consider carefully the relevant Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. The risks and investment considerations identified in this Prospectus and the applicable Pricing Supplement are provided as general information only. Investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in their particular circumstances.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) disclosed as the stabilizing manager(s) (or persons acting on behalf of the stabilizing manager(s)) in the applicable Pricing Supplement may over-allot Notes (provided that, in the case of any Tranche of Notes to be listed on the regulated market of the Luxembourg Stock Exchange, the aggregate principal amount of the Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail. However, there is no assurance that the stabilizing manager(s) (or persons acting on behalf of a stabilizing manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

	Page
Availability of Information and Incorporation by Reference	3
Pricing Supplements	5
Amount	5
Use of Proceeds	5
Summary	6
Risk Factors	11
Form of Notes	15
Terms and Conditions of the Notes	20
Clearance and Settlement	45
Tax Considerations	50
Currency Conversions	57
Plan of Distribution	59
General Information	63

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

ADB prepares an annual information statement (the "*Information Statement*"), which describes ADB, including its capital, operations, administration, Charter, legal status and its principal financial policies. Each Information Statement also contains ADB's most recent audited financial statements. ADB's latest Information Statement has been filed with the Commission. ADB also prepares an annual report to its Board of Governors and unaudited quarterly financial statements.

ADB is subject to certain informational requirements of Regulation AD, promulgated by the Commission under Section 11(a) of the Asian Development Bank Act, and in accordance therewith files with the Commission its annual report to its Board of Governors and its regular quarterly and annual financial statements (collectively, together with the Information Statement, the "*ADB Information*").

ADB will file the latest ADB Information with the Commission and, for so long as ADB lists Notes on any stock exchange and the rules of such exchange so require, with such exchange. The ADB Information may be inspected and copies may be obtained (without charge other than for ADB Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address as may be specified in the applicable Pricing Supplement:

Securities and Exchange Commission
Public Reference Room
100 F Street, NE
Washington, DC 20549

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

Copies of the Charter and the Global Agency Agreement may be inspected at the above offices of Citibank, N.A., as Global Agent.

ADB will provide, without charge, copies of the ADB Information, the Charter, the Fiscal Agency Agreement and the Global Agency Agreement upon written or telephonic request at the following offices of ADB:

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Attention: Funding Division,
Treasury Department
Telephone: (632) 632-4444
Facsimile: (632) 636-2444 or 2625

8th Floor Kasumigaseki Bldg.
Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Telephone: (813) 3504-3160
Facsimile: (813) 3504-3165

Rahmhofstrasse 2
60313 Frankfurt am Main, Germany
Telephone: (4969) 2193-6400
Facsimile: (4969) 2193-6444

900 17th Street NW, Suite 900
Washington, DC 20007, United States
Telephone: (202) 728-1500
Facsimile: (202) 728-1505

Incorporation by Reference

ADB's latest Information Statement, any quarterly or annual financial statements filed with the Commission subsequent to the date of such Information Statement, the most recent global borrowing authorization of the Board of Directors of ADB and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by ADB from time to time shall be deemed to be incorporated in and to form part of this Prospectus, and references to this "*Prospectus*" shall mean this document and any documents incorporated by reference in and forming part of this Prospectus, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in and forming part of this Prospectus. Documents incorporated by reference in and forming part of this Prospectus may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

ADB will, in the event of any material change in the financial position of ADB that is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and listing of Notes by ADB.

If the terms of the Program are modified or amended in a manner that would make this Prospectus inaccurate or misleading in any material respect, ADB will prepare an amendment or supplement to this Prospectus or prepare a new Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained without charge from the offices of ADB as set out under "–Availability of Information." In addition to the addresses set out above, ADB's latest Information Statement, any annual financial statements subsequent to the date of such Information Statement and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by ADB from time to time may be found on ADB's website (www.adb.org).

PRICING SUPPLEMENTS

ADB will prepare in respect of each particular issue of Notes a Pricing Supplement that will contain the terms of and pricing details for such issue of Notes and such other information or disclosures as ADB considers necessary. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue of Notes if ADB and the relevant Dealer(s) consider it necessary or appropriate.

AMOUNT

The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued in any calendar year will not exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Notes will be included in the ordinary capital resources of ADB and used in its ordinary operations.

SUMMARY

The following summary does not purport to be complete and is derived from, and is qualified in its entirety by, the information in the remainder of this Prospectus and, in relation to the terms and conditions of any particular issue of Notes, the applicable Pricing Supplement. Certain capitalized terms relating to Notes that are used in this Summary and not defined have the meanings given to them under "Terms and Conditions of the Notes."

Issuer	Asian Development Bank.
Dealers	The Dealers will consist of any one or more dealers becoming a party to the Standard Provisions (as defined under "Plan of Distribution") from time to time for a particular issue of Notes.
Fiscal Agent	Federal Reserve Bank of New York.
Global Agent..........................	Citibank, N.A., London branch.
Amount	In any calendar year, up to the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.
Specified Currencies	Notes may be denominated in such currencies or currency units as may be agreed among ADB, the relevant Dealer(s) and the Global Agent at the time of issue (each, a "*Specified Currency*").
Maturities	Notes may be issued with specified or variable maturities exceeding one year, except that the final maturities of any Notes denominated in certain Specified Currencies shall not be less than any minimum or more than any maximum maturity as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to such Specified Currencies. The Pricing Supplement issued in respect of each issue of Notes having variable maturities will state the applicable terms, including any circumstances or factors relating to the performance of relevant indices that affect the maturity of the Notes.
Issue Price	Notes may be issued at par or at a discount to or premium over par and on a fully paid or partly paid basis.
Method of Issue......................	Notes may be issued through Dealers acting as principal, whether individually or in a syndicate, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. ADB may itself directly issue and sell Notes to the extent permitted by applicable law.
Description of Notes	Notes may be either interest bearing at fixed or floating rates or non-interest bearing, with principal repayable at a fixed amount or by reference to a formula, as specified in the applicable Pricing Supplement.
Fixed Rate........................	Notes for which the interest basis is fixed will bear interest at the rate or rates specified in the applicable Pricing Supplement.

Floating Rate	Notes for which the interest basis is floating will have the basis for calculating the amount of interest payable determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Zero Coupon	Notes for which the interest basis is zero coupon will not bear interest and will be issued at a discount to their redemption amount.
Fixed Redemption Amount	Notes that have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.
Variable Redemption Amount	Notes that have a variable redemption amount will have the basis for calculating the redemption amount determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Other Notes	Notes may be any other type of security that ADB and any Dealer(s) agree to be issued under the Program, and the terms applicable to any such Notes will be specified in the applicable Pricing Supplement.
Status of Notes	Notes will constitute direct, unsecured obligations of ADB ranking *pari passu,* without any preference among themselves, with all other unsecured and unsubordinated obligations of ADB. Notes will not be the obligations of any government.
Negative Pledge	Notes will have the benefit of a negative pledge, as described and subject to the exceptions set forth under "Terms and Conditions of the Notes — Negative Pledge."
Default	Notes will have the benefit of a default (including cross-default) provision, as described under "Terms and Conditions of the Notes — Events of Default."
Tax Status	Notes and interest thereon generally will be subject to taxation. The Charter provides that Notes and the interest thereon are not subject to any tax by a member of ADB (a) which tax discriminates against the Notes solely because they are issued by ADB, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by ADB. Also, under the Charter, ADB is exempt from any obligation imposed by a member of ADB for the payment, withholding or collection of any tax or duty on Notes. Accordingly, payments on Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of such tax or duty.

	However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as ADB's Fiscal Agent or Global Agent.
Optional Redemption	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity in whole or in part at the option of ADB and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement.
Form of Notes	Each particular issue of Notes will be in book-entry form, registered form or bearer form. Restrictions on forms of Notes may apply in certain jurisdictions. See "Form of Notes."
Book-Entry Notes	Book-Entry Notes, which are Notes denominated and payable in U.S. dollars cleared through the book-entry system of the Federal Reserve, will be in book-entry form. Notes in book-entry form may not be exchanged for Notes in bearer form or for Notes in definitive form.
Registered Notes	Registered Notes will be represented by one or more Notes in global registered form or will be issued in definitive registered form. Notes in global registered form will be exchangeable for Notes in definitive registered form if and to the extent specified in the applicable Pricing Supplement. Notes in registered form, whether in global or definitive form, may not be exchanged for Notes in bearer form.
Bearer Notes	Except as may be specified in the applicable Pricing Supplement, Bearer Notes (other than Notes in certain Specified Currencies that will be issued in permanent global bearer form) will be issued in temporary global bearer form exchangeable for Notes in permanent global bearer form or, if and to the extent specified in the applicable Pricing Supplement, in definitive bearer form, global registered form or definitive registered form, upon certification as to non-U.S. beneficial ownership through the relevant clearing system. Notes in permanent global bearer form (other than Notes in certain Specified Currencies) will be exchangeable for Notes in definitive bearer form only in the circumstances described herein and in the applicable Pricing Supplement. Notes in bearer form may be exchanged for Notes in registered form if and to the extent specified in the applicable Pricing Supplement.
Denominations	Notes will be in such denominations as may be agreed between ADB and the relevant Dealer(s) and specified in the applicable Pricing Supplement, except that the minimum denominations for Notes denominated in certain Specified Currencies will be as required by applicable law or the relevant regulatory authority (and will be specified in the applicable Pricing Supplement).

Listing	Notes issued under the Program may be listed on the regulated market of the Luxembourg Stock Exchange or on other or additional stock exchanges, but ADB will not be required to maintain any such listing. Unlisted Notes may also be issued under the Program. The applicable Pricing Supplement will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.
Rating	The Program has been rated Aaa/P-1 by Moody's Investors Service Inc., AAA by Standard & Poor's and AAA by Fitch Ratings. Notes issued under the Program may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Program. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.
Governing Law	Notes will be governed by the laws of the State of New York, English law or such other law as may be specified in the applicable Pricing Supplement, with such consequential amendments to the form of the Notes as may be specified in the applicable Pricing Supplement, and subject to the receipt of such legal opinions as may be specified in the applicable Terms Agreement or Appointment Agreement (as defined under "Plan of Distribution") between ADB and the relevant Dealer(s). Each Terms Agreement and Appointment Agreement will incorporate by reference the Standard Provisions. Each Terms Agreement and Appointment Agreement, and the Standard Provisions incorporated by reference therein, will be governed by the laws of the State of New York, English law or such other law as may be specified in such Terms Agreement or Appointment Agreement. The Global Agency Agreement is governed by English law. The Uniform Fiscal Agency Agreement is governed by the laws of the State of New York.
Selling Restrictions	United States, United Kingdom, Japan, Hong Kong, Singapore and the People's Republic of China. See "Plan of Distribution." There are restrictions on the sale of Notes and the distribution of offering material relating to the Notes. In particular, Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. See "Plan of Distribution." In connection with the offering and sale of a particular Tranche of Notes, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement. See "Plan of Distribution."

Clearance and Settlement.......	Notes will be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems may include those operated by Euroclear and Clearstream, Luxembourg, those operated by DTC and, for Book-Entry Notes, the book-entry system operated by the Federal Reserve.
Risk Factors	See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in certain types of Notes.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each investor's particular circumstances) of an investment in Notes. Investors should refer to and consider carefully the relevant Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in their particular circumstances. Certain capitalized terms relating to Notes that are used in this section and not defined have the meanings given to them under "Terms and Conditions of the Notes."

Structured Note Risks

An investment in a Structured Note issued by ADB entails risks (which may be significant) not associated with an investment in a conventional debt security issued by ADB. A "*Structured Note*" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each, an "*Applicable Index*") (other than a single conventional interest rate index or formula or commodity price or index, such as LIBOR) or features such as embedded options, caps or floors.

Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by ADB at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail below under "—Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by ADB.

Such risks generally depend on a number of factors, including financial, economic and political events over which ADB has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a Rate Multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("*cap*") or minimum ("*floor*") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by ADB at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different.

In recent years, certain interest rates, currencies, currency units, exchange rates, equity or commodity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity or

commodity index or other index that have occurred in the past are, however, not necessarily indicative of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of ADB, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by ADB, and this also may be true prior to any such period. ADB may be expected to redeem such Notes in circumstances where ADB's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate that is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyze quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency, commodity price or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a material adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of ADB and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Floating Rate Notes with caps or floors generally are more volatile than those of Floating Rate Notes linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches or passes the cap or floor. Similarly, the prices of Floating Rate Notes with an Applicable Index containing a Rate Multiplier or any other leverage factor greater than one generally are more volatile than those for Floating Rate Notes linked to the same Applicable Index without such a Rate Multiplier or other leverage factor.

In the case of Floating Rate Notes with an interest rate equal to a fixed rate less a rate based upon an index, the interest rate will vary in the opposite direction of changes in such index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by ADB based on the same index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that ADB may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate, the ability of ADB to convert the interest rate will affect the secondary market and the value of such Notes since ADB may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to ADB. If ADB elects to convert from a fixed rate to a floating rate, the spread may be lower (if being added to the index) or higher (if being subtracted from the index) than prevailing spreads at the time of such conversion on other floating rate securities issued by ADB with comparable maturities using the same index, and the interest rate at any time may be lower than that payable on other securities of ADB.

Conversely, if ADB elects to convert from a floating rate to a fixed rate, the fixed rate may be lower than prevailing interest rates on other securities of ADB.

The prices at which zero coupon instruments, such as Notes the interest basis for which is specified as being Zero Coupon, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the principal amount payable on such instruments, such as Notes issued with significantly below-market or above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared with that for conventional interest-bearing securities with comparable maturities.

Exchange Rate Risks and Exchange Controls

Notes may be denominated or payable in any Specified Currency designated by ADB at the time of issuance. For investors whose financial activities are denominated principally in a currency (the "*Investor's Currency*") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's

Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which ADB has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are, however, not necessarily indicative of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if ADB considers it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls that could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Changes in Creditworthiness of ADB's Borrowers May Affect the Financial Condition of ADB

ADB extends loans to and guarantees obligations of its developing member countries and other public sector borrowers (with a member country guarantee) and also extends loans and guarantees to and makes investments in private sector companies that support economic development in ADB's developing member countries. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of borrowers and their ability to repay their obligations and may also affect the value of ADB's equity investments. ADB policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio to the total amount of ADB's unimpaired subscribed capital, reserves and surplus.

FORM OF NOTES

Capitalized terms relating to Notes that are used in this section and not defined have the meanings given to them under "Terms and Conditions of the Notes."

ADB and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either book-entry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve), registered or bearer and will be specified in the applicable Pricing Supplement. Notes denominated in certain Specified Currencies may only be issued in global form.

Book-Entry Notes

Unless otherwise specified in the applicable Pricing Supplement, all Notes denominated and payable in U.S. dollars that are initially distributed in the United States will be cleared and settled through the Federal Reserve and will be issued in uncertificated book-entry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s).

Registered Notes

Notes in registered form that are not designated as Book-Entry Notes will, unless otherwise specified in the applicable Pricing Supplement, initially be represented by either:

- one or more Notes in registered global form (each, a "*Registered Global Note*") deposited on its Issue Date with Citibank, N.A. (the "*Custodian*") as custodian for, and registered in the name of a nominee of, DTC (such Registered Global Note or Notes being collectively referred to herein as a "*DTC Global Note*"); or

- one or more Registered Global Notes deposited on its or their Issue Date with, and registered in the name of, a common depositary for, Euroclear and Clearstream, Luxembourg, or with such other clearing system(s) as are agreed upon between ADB and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form ("*Definitive Registered Notes*"). Otherwise, Definitive Registered Notes will only be available:

- in the case of Notes initially issued as Bearer Notes, as described under "—Bearer Notes," or

- in the case of Registered Notes initially issued as Registered Global Notes (other than Notes in certain Specified Currencies), in certain circumstances described below.

Definitive Registered Notes to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Pricing Supplement, interests in a Registered Global Note will be exchangeable for Definitive Registered Notes only if such exchange is permitted by applicable law and:

- in the case of a DTC Global Note, DTC notifies ADB that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Note, or

ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), or is at any time no longer eligible to act as such and ADB is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC,

- in the case of any other Registered Global Note, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so,

- ADB, upon the request of a holder, elects to issue Definitive Registered Notes, or

- a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes.

In such circumstances, ADB will cause sufficient Definitive Registered Notes to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholders. A person having an interest in a Registered Global Note must provide the Registrar with a written order containing instructions and such other information as ADB and the Registrar may require to complete, execute and deliver such Definitive Registered Notes.

ADB understands that DTC will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Notes are credited and only in respect of such portion of the aggregate principal amount of the relevant DTC Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described above, ADB understands that DTC will surrender the relevant DTC Global Notes for exchange for Definitive Registered Notes.

While a DTC Global Note is deposited with DTC or its custodian, Definitive Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Bearer Notes

Except as provided below or as specified in the applicable Pricing Supplement, Notes in bearer form comprising an issue of Notes will initially be represented by a Note in temporary global bearer form (a "*Temporary Global Note*"), without Coupons, which will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Note in permanent global bearer form (a "*Permanent Global Note*"), without Coupons, representing Bearer Notes of the relevant issue or, if and to the extent specified in the applicable Pricing Supplement, for definitive Bearer Notes ("*Definitive Bearer Notes*"), for interests in a Registered Global Note or for Definitive Registered Notes. Bearer Notes may be exchanged for Definitive Registered Notes if and to the extent specified in the applicable Pricing Supplement. Unless otherwise agreed between ADB and the relevant Dealer, Definitive Bearer Notes to be issued at the request of a holder in respect of such holder's holding of Notes will be issued at the expense of such holder.

Each Temporary Global Note and each Permanent Global Note will contain provisions that apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set forth under "Terms and Conditions of the Notes." The following is a summary of certain of those provisions:

Exchange

A Temporary Global Note, unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole or in part (free of charge to the holder):

- for interests in a Permanent Global Note representing Bearer Notes or, if and to the extent specified in the applicable Pricing Supplement, for Definitive Bearer Notes, for interests in a Registered Global Note or for Definitive Registered Notes, in each case not earlier than 40 days after the closing date of the relevant issue upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement, and

- in certain circumstances, for interests in a Registered Global Note or for Definitive Registered Notes during such 40-day period.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies), unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Global Agent.

A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Registered Global Note or for Definitive Registered Notes on or after the Exchange Date (as defined below), if and to the extent specified in the applicable Pricing Supplement.

On or after any Exchange Date, the holder of a Permanent Global Note may surrender for exchange in whole (free of charge to the holder) the Permanent Global Note to or to the order of the Global Agent, except that no such exchanges will be made by the Global Agent, and no Noteholder may require such an exchange, during the period of 15 days ending on the due date for any payment of principal on that Note. In exchange for the Permanent Global Note, ADB will deliver, or cause the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest that has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Registered Global Note(s) or Definitive Registered Note(s), as the case may be, each substantially in the form attached to the Global Agency Agreement. Upon exchange in full of the Permanent Global Note, ADB will, if the holder so requests, ensure that it is canceled and returned to the holder (except in the case where Definitive Bearer Notes have been delivered to the holder in exchange for the Permanent Global Note).

"*Exchange Date,*" unless otherwise specified in the applicable Pricing Supplement, means a day falling, in the case of exchange of a Permanent Global Note for Definitive Bearer Notes, not less than 40 days, and, in the case of exchange for Definitive Registered Notes or interests in a Registered Global Note, not less than five days, after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

Payments

Prior to exchange, unless otherwise specified in the applicable Pricing Supplement, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the time for exchange, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Pricing Supplement, for Definitive Bearer Notes, interests in a Registered Global Note or Definitive Registered Notes) is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by a Permanent Global Note will be made against presentation for endorsement and, if no further payment is to be made in respect of the Bearer Notes, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bearer Notes.

Notices

So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, unless otherwise specified in the applicable Pricing Supplement, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. In addition, if and so long as the Bearer Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that Exchange so require, notices shall also be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Prescription

Other than for Notes governed by the laws of the State of New York, unless otherwise specified in the applicable Pricing Supplement, claims against ADB for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8 under "Terms and Conditions of the Notes") as specified in the applicable Pricing Supplement.

Purchase and Cancellation

Cancellation of any Bearer Note that ADB elects to be canceled following its purchase will, unless otherwise specified in the applicable Pricing Supplement, be effected by reduction in the principal amount of the Permanent Global Note.

Default

The holder of a Permanent Global Note, unless otherwise specified in the applicable Pricing Supplement, may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 under "Terms and Conditions of the Notes" by stating in the notice to ADB the principal amount of Notes that is being declared due and repayable.

Following the giving of notice of an event of default, the holder of a Permanent Global Note that is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against ADB under further provisions of the Permanent Global Note. No such election may however be made on or before an Exchange Date fixed in

accordance with the Permanent Global Note with respect to Notes to which that Exchange Date relates unless the holder elects in such notice that the exchange in question shall no longer take place.

No provision of the Permanent Global Note shall alter or impair the obligation of ADB to pay the principal of and interest on Notes when due in accordance with the conditions set forth under "Terms and Conditions of the Notes."

Redemption at the Option of ADB

Unless otherwise specified in the applicable Pricing Supplement, no drawing of Notes will be required under Condition 6(e) under "Terms and Conditions of the Notes" in the event that ADB exercises its call option set forth in that condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate principal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the Option of a Noteholder

Unless otherwise specified in the applicable Pricing Supplement, any Noteholders' option set out in Condition 6(f) under "Terms and Conditions of the Notes" to require ADB to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the principal amount of Bearer Notes in respect of which the option is exercised and presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(f).

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Pricing Supplement, will apply to the Notes referred to in such Pricing Supplement. If Notes are to be printed in definitive form either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on such Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below). Capitalized terms used herein and not otherwise defined have the meanings given to them in the applicable Pricing Supplement.

Notes (except the Book-Entry Notes, as defined in Condition 1(a)) issued after the date of this Prospectus are issued pursuant to an amended and restated Global Agency Agreement dated as of 28 April 2011 (as amended or supplemented from time to time, the "*Global Agency Agreement*") between ADB and Citibank, N.A., as global agent.

The global agent, the paying agents, the registrar, the transfer agents, the exchange rate agent(s), the calculation agent(s) and the Luxembourg listing agent are referred to below respectively as the "*Global Agent*" (which expression shall also include Citibank, N.A., in the capacity as paying agent, registrar and transfer agent), the "*Paying Agents*" (which expression shall also include the Global Agent and such additional paying agents as ADB may appoint from time to time or in connection with particular issues of Notes), the "*Registrar,*" the "*Transfer Agents,*" the "*Exchange Rate Agent(s),*" the "*Calculation Agent(s)*" and the "*Luxembourg Listing Agent*" (which expressions shall include their respective successors and any additional agents appointed as such by ADB from time to time) and, are together referred to, with the Federal Reserve Bank of New York, as the "*Agents.*" Unless otherwise specified in the applicable Pricing Supplement, the Calculation Agent will be Citibank, N.A.

Noteholders (as defined below), holders of interest coupons ("*Coupons*") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons ("*Talons*"), and holders of receipts for the payment of installments of principal ("*Receipts*") relating to Notes in bearer form of which the principal is payable in installments are bound by and are deemed to have notice of all of the provisions of the Global Agency Agreement and the Pricing Supplement applicable to such Notes. Copies of the Global Agency Agreement are available for inspection at the specified offices of each of the Global Agent, the Registrar and the Transfer Agents.

Book-Entry Notes are issued in accordance with a Uniform Fiscal Agency Agreement dated as of July 20, 2006, the letter of agreement dated July 20, 2006 from ADB to the Federal Reserve Bank of New York, as fiscal agent (the "*Fiscal Agent*") and the letter of acknowledgment dated August 8, 2006 from the Fiscal Agent to ADB (collectively, and as amended and supplemented from time to time, the "*Uniform Fiscal Agency Agreement*"). Copies of the Uniform Fiscal Agency Agreement are available for inspection at the specified offices of each of the Fiscal Agent and the Global Agent.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Pricing Supplement.

In these Conditions, "*Noteholder*" and, in relation to a Note, Receipt, Coupon or Talon, "*holder,*" means (i) the person in whose name a Registered Note is registered, (ii) the Federal Reserve Bank of New York for Book-Entry Notes, and (iii) the bearer of any Bearer Note, Receipt, Coupon or Talon, as the case may be.

References in these Conditions to terms specified on a Note shall, for Notes that are not definitive Bearer Notes or definitive Certificates, be deemed to include references to terms specified in the applicable Pricing Supplement and which will be attached to such Note. References in these Conditions to terms specified on a Book-Entry Note shall be deemed to be references to the security description in the possession of the Federal Reserve Bank of New York together with the Pricing Supplement applicable to such Book-Entry Note.

Notes are not the obligations of any government.

1. Form, Denomination, Title and Specified Currency

(a) *Form and Denomination:* Each issue of Notes of which this Note forms a part (the "*Notes*") is issued as:

(i) registered notes ("*Registered Notes,*" other than those issued in exchange for Book-Entry Notes (as defined in Condition 1(a)(ii))) in the nominal amount specified on such Notes (the "*Nominal Amount*") of a Specified Denomination (as defined below);

(ii) uncertificated book-entry notes ("*Book-Entry Notes*") in the Nominal Amount of a Specified Denomination; and/or

(iii) bearer notes ("*Bearer Notes*") in the Nominal Amount of a Specified Denomination, as specified on such Note,

and these Conditions must be read accordingly. An issue of Notes may comprise either Registered Notes only, Registered Notes and Bearer Notes only, Book-Entry Notes only or Bearer Notes only.

Registered Notes are represented by registered certificates ("*Certificates*") in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the "*Register*") kept by the Registrar.

Bearer Notes may be issued in global form ("*Global Notes*") and/or definitive form. Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, Talons) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the nominal amount of which is redeemable in installments is issued with one or more Receipts attached.

Registered Notes, Book-Entry Notes and Bearer Notes will have such denominations as are set forth in the applicable Pricing Supplement ("*Specified Denominations*"). Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination (if any).

(b) *Title:*

(i) Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement or otherwise in accordance with applicable law.

(ii) ADB may deem and treat the Federal Reserve Bank of New York as the absolute owner of all Book-Entry Notes for all purposes whatsoever notwithstanding any notice to the contrary, and all payments to or on the order of the Federal Reserve Bank of New York shall be valid and effective to discharge the liability of ADB with respect to such Book-Entry Notes to the extent of the sum or sums so paid. As custodian of Book-Entry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Book-Entry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of ADB with respect to such Book-Entry Notes to the extent of the sum or sums so paid. A *"Holding Institution"* is a depositary or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch.

(iii) Title to Bearer Notes, Receipts, Coupons and, where applicable, Talons shall pass by delivery.

The holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Receipt, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Receipt, Coupon or Talon shall be overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note, Receipt or Coupon to such holder shall be valid and effectual to discharge the liability of ADB in respect of such Note, Receipt or Coupon to the extent of the sum or sums so paid.

(c) *Specified Currency:* The Specified Currency of any Note and, if different, any Specified Principal Payment Currency and/or Specified Interest Payment Currency, are as specified in the applicable Pricing Supplement. Subject to Condition 7(i), all payments of principal in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Principal Payment Currency, and all payments of interest in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Interest Payment Currency.

2. Exchanges and Transfers

(a) *Transfers of Registered Notes:* Subject as provided in Condition 2(g), Registered Notes may be transferred in whole or in part in a Specified Denomination upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed. In the case of a transfer of part only of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the interest in the Notes not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the transferee's aggregate interest in the Notes shall only be issued against surrender of the Certificate representing its existing interest in the Notes.

(b) *Transfer of Book-Entry Notes:* Book-Entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures.

(c) *Exercise of Options or Partial Redemption in Respect of Registered Notes:* In the case of a partial redemption (in respect of an exercise of ADB's or the Noteholder's option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(d) *Exchange of Bearer Notes:* Subject as provided in Condition 2(g), and if so provided in the applicable Pricing Supplement, Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes of the same Series at the request in writing of the relevant Noteholder and upon surrender of each Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; *provided, however*, that where such Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(c)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes.

(e) *Delivery of New Certificates:* New Certificates issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent or Registrar, as the case may be, or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent or the Registrar, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

(f) *Exchanges and Transfers Free of Charge:* Exchanges of Bearer Notes for Registered Notes and registrations of transfers of Certificates shall be effected without charge by or on behalf of ADB or the relevant Agent, *provided* that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(g) *Closed Periods:* No transfer of a Registered Note or exchange of a Bearer Note for one or more Registered Notes will be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, during the period of 15 days ending on the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by ADB at its option pursuant to Condition 6(e), (iii) after any such Note has been called for redemption, or (iv) during the period of seven days ending on (and including) any Record Date (as defined in Condition 7(c)). If the applicable Pricing Supplement provides that Bearer Notes may be exchanged for Registered Notes, then any such Bearer Note called for redemption may be exchanged for one or more Registered Notes not later than the relevant Record Date, *provided* that the Certificate in respect of such Registered Notes is simultaneously surrendered.

(h) *Provisions Concerning Transfers:* All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available by the Registrar to any holder of a Registered Note upon request.

3. Status of Notes

The Notes constitute direct, unsecured obligations of ADB ranking *pari passu,* without any preference among themselves, with all other unsecured and unsubordinated obligations of ADB.

4. Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, ADB will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by ADB for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by ADB as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other notes, bonds or evidences of indebtedness.

5. Interest

The interest basis for any Notes shall be determined in accordance with one or more of the following provisions or otherwise as specified in the applicable Pricing Supplement. Certain capitalized terms used in this Condition 5, unless otherwise defined in the applicable Pricing Supplement, have the meanings set forth in Condition 5(d).

(a) *Fixed Rate:* The following provisions in this Condition 5(a) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as "Fixed Rate" (a *"Fixed Rate Note"*).

Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest as specified in the applicable Pricing Supplement, payable in arrears on the Interest Payment Date(s) in each year and on the Maturity Date specified in such Pricing Supplement, if such date does not fall on an Interest Payment Date. The amount(s) of interest payable in respect of such Fixed Rate Note may be specified in the applicable Pricing Supplement as the Fixed Coupon Amount(s) or, if so specified, the Broken Amount.

The first payment of interest on a Fixed Rate Note will be made on the Interest Payment Date next following the relevant Interest Commencement Date. If the period between the Interest Commencement Date and the first Interest Payment Date is different from the period between Interest Payment Dates, the first payment of interest on a Fixed Rate Note will be the amount specified on the relevant Fixed Rate Note as being the initial Broken Amount. If the Maturity Date is not an Interest Payment Date, interest from and including the preceding Interest Payment Date (or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the relevant Fixed Rate Note as being the final Broken Amount.

If any Interest Payment Date for a Fixed Rate Note falls on a day that is not a Relevant Business Day, ADB shall make the relevant payment on the next day that is a Relevant Business Day, and no additional interest will accrue as a result of such delay.

Interest in respect of a period that is different from the period between Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Interest Payment Date) will be calculated using the applicable Day Count Fraction (as defined in Condition 5(d)).

Interest will cease to accrue on each Fixed Rate Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest and in the manner provided in this Condition 5(a) to the Applicable Date.

ADB

Asian Development Bank


SEC MAIL
RECEIVED
PROCESSING
MAY 04 2011
WASH, D.C.
211
SECTION

May 4, 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$436,000,000 10.00 per cent. High Coupon / High Premium Notes due 9 May 2016 under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MICHAEL T. JORDAN
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

(b) *Floating Rate:* The following provisions in this Condition 5(b) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as being "Floating Rate" (a *"Floating Rate Note"*).

(i) *Interest Payment Dates*:

Each Floating Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date specified in the applicable Pricing Supplement at the rate per annum equal to the Rate of Interest calculated in accordance with this Condition 5(b) and such interest will be payable in arrears on each Interest Payment Date specified in such Pricing Supplement.

Interest will cease to accrue on each Floating Rate Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Rate of Interest and in the manner provided in this Condition 5(b) to the Applicable Date.

(ii) *Rate of Interest – Benchmark Rate Determination*:

In the case of a Floating Rate Note which specifies in the applicable Pricing Supplement that the manner in which the Rate of Interest is to be determined shall be Benchmark Rate Determination, the Rate of Interest for each Interest Period shall be a floating rate or rates of interest equal to (x) the Benchmark Rate (as defined below) adjusted, if necessary, by any Margin and/or any Rate Multiplier in accordance with Condition 5(b)(vi) or (y) such other rate or rates calculated as specified in the applicable Pricing Supplement. The Rate of Interest in respect of a Floating Rate Note may be calculated by reference to LIBOR, EURIBOR or EUR-LIBOR or one or more other interest rates, exchange rates, equity or commodity indices (each, a "*Benchmark Rate*"). The dates on which interest shall be payable on a Floating Rate Note, the basis for calculation of each amount of interest payable in respect of such Floating Rate Note on each such date and on any other date on which interest becomes payable in respect of such Floating Rate Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Rate of Interest and Interest Amount (as defined in Condition 5(b)(vi)) payable on the Floating Rate Note on each Interest Payment Date shall be determined by the Calculation Agent at or about the Relevant Time on the relevant Interest Determination Date in respect of each Interest Period on the basis of the following provisions.

(A) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be a specified page, section or other part of a particular information service, then the Benchmark Rate for such Interest Period, subject as provided below, shall be (x) the Reference Rate so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation of interest rates per annum or is customarily supplied by one entity) or (y) if no composite quotation so appears, the arithmetic mean of the individual Reference Rates at that time appearing in or on that page, section or other part of such information service, in any such case in respect of deposits

in the relevant Specified Currency for a period equal to the duration of such Interest Period.

(B) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be the Reference Banks identified in such Pricing Supplement, or in the case of a Floating Rate Note in respect of which paragraph (A) above is applicable but (x) no Reference Rate appears at or about such Relevant Time or (y) fewer than two Reference Rates appear at or about such Relevant Time, then the Calculation Agent shall request the principal offices in the Relevant Banking Center of each of the Reference Banks specified in the applicable Pricing Supplement (or, as the case may be, any Reference Bank appointed from time to time pursuant to Condition 5(b)(viii)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of the relevant Interest Period. Where this Condition 5(b)(ii)(B) shall apply, the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

(C) If, at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate in respect of a Floating Rate Note is to be determined pursuant to Condition 5(b)(ii)(B), only two or three of such Reference Banks provide such relevant quotations, then the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of the Reference Rates quoted by such Reference Banks as calculated by the Calculation Agent.

(D) If at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate is to be determined pursuant to Condition 5(b)(ii)(B), fewer than two of such Reference Banks provide such Reference Rates, then the Calculation Agent shall, after consultation with ADB, select four or more banks carrying on business in the Relevant Financial Center for such Specified Currency (the "*Alternative Banks*"), and the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

(1) the Benchmark Rate in effect for the last preceding Interest Period to which Condition 5(b)(ii)(A), (B) or (C) shall have applied; and

(2) the rate per annum which the Calculation Agent determines to be the arithmetic mean of the Reference Rate quoted by such Reference Bank (if any) and the Reference Rates in respect of the relevant Specified Currency which such Alternative Banks are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to the duration of such Interest Period to other leading banks carrying on business in that Relevant Financial Center; *provided, however*, that if the Calculation Agent is unable to select the requisite number of Alternative Banks or if the Alternative Banks so selected by the Calculation Agent are not quoting as aforesaid, then the

Benchmark Rate shall be the Benchmark Rate determined in accordance with paragraph (1) of this Condition 5(b)(ii)(D).

(iii) *Rate of Interest – ISDA Determination*:

In the case of a Floating Rate Note which specifies in the applicable Pricing Supplement that the manner in which the Rate of Interest is to be determined shall be ISDA Determination, the Rate of Interest for each Interest Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as specified in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "*ISDA Rate*" for an Interest Period means a rate equal to the Floating Rate that would be determined under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement;

(C) the relevant Reset Date is the first day of that Interest Period unless otherwise specified; and

(D) the Calculation Agent for purposes of the ISDA Definitions is the Calculation Agent hereunder.

For the purposes of this sub-paragraph (iii), "Floating Rate," "Floating Rate Option," "Designated Maturity," "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(iv) *Minimum/Maximum Rates*:

If the applicable Pricing Supplement specifies a Minimum Rate of Interest, then the Rate of Interest shall in no event be less than such Minimum Rate of Interest, and if the applicable Pricing Supplement specifies a Maximum Rate of Interest, then the Rate of Interest shall in no event exceed such Maximum Rate of Interest.

(v) *Rounding:*

The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

(vi) *Determination of Rate of Interest and Calculation of Interest Amounts*:

As soon as practicable after the Relevant Time on each Interest Determination Date or such other relevant time, the Calculation Agent will obtain any quote or rate or make any determination or calculation, determine the Rate of Interest and calculate the amount of interest payable (the "*Interest Amount*") in respect of each Specified Denomination (in the case of Bearer Notes) or the minimum Specified Denomination (in the case of Registered Notes and Book-Entry Notes) of the relevant Floating Rate Notes for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Rate of Interest to each Specified Denomination

(in the case of Bearer Notes) or the minimum Specified Denomination (in the case of Registered Notes and Book-Entry Notes), and multiplying such product by the applicable Day Count Fraction(s) and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of Japanese yen, downwards). The determination of the Rate of Interest and the Interest Amounts, the obtaining of any quote or rate, and the making of any determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(vii) *Notification of Rate of Interest and Interest Amounts*:

The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be provided to ADB, each of the Agents and, if the relevant Floating Rate Notes are at such time listed on any stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 13 as soon as possible after its determination but, unless otherwise provided in the applicable Pricing Supplement, in no event later than the seventh calendar day thereafter. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(viii) *Calculation Agent and Reference Banks*:

ADB will ensure that, as long as any Floating Rate Note remains outstanding, there shall always be a Calculation Agent for such Floating Rate Note and so long as the Primary Source for Floating Rate for such Floating Rate Note is Reference Banks, and unless otherwise provided in the applicable Pricing Supplement, there shall at all times be at least four Reference Banks for such Floating Rate Note with offices in the Relevant Banking Center. In the case of any Floating Rate Note in respect of which Condition 5(b)(ii)(A) applies but no Reference Rate appears at or about the Relevant Time, or fewer than two Reference Rates appear at or about the Relevant Time and ADB has not appointed at least five Reference Banks, ADB will, after consulting with the Calculation Agent, identify at least four Reference Banks for such Floating Rate Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then ADB will use reasonable endeavours to appoint another Reference Bank with an office in the Relevant Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, then ADB will appoint the New York or London office of a leading bank engaged in the international interbank markets to act as Calculation Agent in its place. With respect to any Floating Rate Note at any time outstanding, the Calculation Agent thereof may not resign its duties unless a successor has been appointed and the appointment has been made effective.

(c) *Zero Coupon and Deep Discount Notes:* In the case of a Note the interest basis for which is specified in the applicable Pricing Supplement as "Zero Coupon" (a "*Zero Coupon Note*"), references

to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of a Zero Coupon Note, or of a Note that is specified in the applicable Pricing Supplement as "Deep Discount" (a "*Deep Discount Note*") on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 5(a)) on such Note from the Maturity Date to the Applicable Date at a rate per annum equal to (i) the Amortization Yield specified in the applicable Pricing Supplement, in the case of a Zero Coupon Note, or (ii) the Amortization Yield plus the Rate of Interest, both as specified in the applicable Pricing Supplement, in the case of a Deep Discount Note.

(d) *Definitions:* As used in these Conditions, and unless otherwise specified in the applicable Pricing Supplement:

"*Applicable Date*" means, in respect of any Note, Receipt or Coupon for which payment of principal or interest thereon is improperly withheld or refused upon due presentation thereof, the earlier of (i) the date on which actual payment in respect of such Note, Receipt or Coupon is made or (ii) the 14th calendar day following the receipt of such payment in respect of such Note, Receipt or Coupon by the appointed Paying Agent therefor.

"*Business Day Convention*" means, in the case of Book-Entry Notes, the "*Following Business Day Convention*" referred to in paragraph (iii) below, and in the case of all other Notes, either:

(i) the "*Floating Rate Business Day Convention,*" in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that:

(A) if there is no such numerically corresponding day in the calendar month in which a Maturity Date, Installment Date or Interest Payment Date should occur, then the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the last day which is a Relevant Business Day in that calendar month;

(B) if a Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

(C) if such Interest Commencement Date or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Interest Payment Dates (and any Installment Dates or Maturity Date, if such dates are intended to correspond to Interest Payment Dates) in respect of such Note will be the last day which is a Relevant Business Day in the calendar month which is the Specified Period specified in the applicable Pricing Supplement after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Interest Payment Date occurred; or

(ii) the "*Modified Following Business Day Convention,*" in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be

specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, such Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case the relevant Maturity Date, Installment Date or Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(iii) the *"Following Business Day Convention,"* in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first following day which is a Relevant Business Day; or

(iv) the "*Preceding Business Day Convention*," in which case principal of and interest on a Note shall be payable on such Maturity Date or Installment Dates (in the case of principal) or Interest Payment Dates (in the case of interest) as may be specified in the applicable Pricing Supplement, *provided* that, if any Maturity Date, Installment Date or Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Maturity Date, Installment Date or Interest Payment Date, as the case may be, will be the first preceding day which is a Relevant Business Day; or

(v) such other Business Day Convention as may be specified in the applicable Pricing Supplement.

"*Day Count Fraction*" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last day of such period, whether or not constituting an Interest Period, the "*Calculation Period*" or "*Compounding Period*," as the case may be):

(i) if "1/1" is specified in the applicable Pricing Supplement, 1;

(ii) if "Actual/Actual," "Actual/Actual (ISDA)," "Act/Act" or "Act/Act (ISDA)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 365 (or, if any portion of that Calculation Period or Compounding Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period or Compounding Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period or Compounding Period falling in a non-leap year divided by 365);

(iii) if "Actual/Actual (ICMA)" or "Act/Act (ICMA)" is specified in the applicable Pricing Supplement, a fraction equal to "number of days accrued/number of days in year", as such terms are used in Rule 251 of the statutes, by-laws, rules and recommendations of the International Capital Markets Association (the "ICMA Rule Book"), calculated in accordance with Rule 251 of the ICMA Rule Book as applied to non US dollar denominated straight and convertible bonds issued after December 31, 1998, as though the interest coupon on a bond were being calculated

for a coupon period corresponding to the Calculation Period or Compounding Period in respect of which payment is being made;

(iv) if "Actual/365 (Fixed)" or "Act/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 365;

(v) if "Actual/360" or "Act/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360;

(vi) if "30/360," "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless such number would be 31 and D1 is greater than 29, in which case D_2 will be 30;

(vii) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless such number would be 31, in which case D_2 will be 30;

(viii) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period or Compounding Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period or Compounding Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period or Compounding Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period or Compounding Period, unless (i) that day is the last day of February but not the Termination Date or (ii) such number would be 31, in which case D_2 will be 30;

(ix) if "Actual/Actual - ISMA" is specified in the applicable Pricing Supplement, (a) if the Calculation Period or Compounding Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period or Compounding Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and (b) if the Calculation Period or Compounding Period is longer than one Determination Period, the sum of: (x) the number of days in such Calculation Period or Compounding Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and (y) the number of days in such Calculation Period or Compounding Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; it being understood that, for the purposes of this definition of Day Count Fraction, "*Determination Period*" means the period from and including a Determination Date (as defined in the applicable Pricing Supplement) in any year to but excluding the next Determination Date; or

(x) such other calculation basis as is specified in the applicable Pricing Supplement.

"*Installment Date*" means, with respect to any Note, a date on which an installment of principal in respect of such Note is payable, as specified in the applicable Pricing Supplement, subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Interest Commencement Date*" means, in the case of the first issue of a Tranche of Notes, the Issue Date of such Notes or such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement and, in the case of a further issue of a Tranche of Notes on substantially identical terms, the Interest Payment Date in relation to such first issue immediately preceding the date on which such Tranche of Notes are issued or if there is no such date, the Interest Commencement Date in respect of such first issue, or in any case such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement.

"*Interest Determination Date*" means, in respect of any Interest Period, the date that is that number of days (if any) specified in the applicable Pricing Supplement prior to the first day of such Interest Period on which banks and foreign exchange markets settle payments in the Relevant Banking Center or, in the case of Notes the Rate of Interest of which is determined by reference to one or more interest rate or exchange rate indices (and if so provided in the applicable Pricing Supplement), the date that is that number of days (if any) specified in the applicable Pricing Supplement prior to the first day on such Interest Period on which the relevant index or indices can be determined.

"*Interest Payment Date*" means either:

(i) with respect to any Fixed Rate Note, a date on which interest in respect of such Note is payable, as specified in the applicable Pricing Supplement, and

(ii) with respect to any Floating Rate Note, each date falling such number of days or months equal to the Specified Period, as specified in the applicable Pricing Supplement, after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date, or such other date or dates as are specified as such in the applicable Pricing Supplement, in each case subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Interest Period*" means, unless otherwise specified in the applicable Pricing Supplement, the period beginning on and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date.

"*ISDA Definitions*" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

"*Issue Date*" means, in respect of any Tranche of Notes, the date of issue of such Notes.

"*Margin*" means the rate per annum (expressed as a percentage) specified as such in the applicable Pricing Supplement.

"*Maturity Date*" means, with respect to any Note, the maturity date of such Note as specified in the applicable Pricing Supplement, subject to adjustment by the Business Day Convention (if any) specified in such Pricing Supplement.

"*Rate of Interest*" means, with respect to any Note, the interest rate per annum (expressed as a percentage) payable from time to time in respect of such Note.

"*Rate Multiplier*" means the percentage rate or number applied to the relevant Benchmark Rate, as specified in the applicable Pricing Supplement.

"*Reference Rate*" means, for any Floating Rate Note, the bid, offered or mean of bid and offered rate, as specified in the applicable Pricing Supplement, for the Rate of Interest specified in such Pricing Supplement.

"*Relevant Banking Center*" means, for any Specified Currency specified in the applicable Pricing Supplement, the Relevant Banking Center specified in such Pricing Supplement.

"*Relevant Business Day*" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the Relevant Financial Center and any Additional Business Center(s) specified in the applicable Pricing Supplement; and

(ii) in the case of euro, a TARGET Business Day and any Additional Business Center(s) specified in the applicable Pricing Supplement.

"*Relevant Financial Center*" means:

(i) in the case of a currency other than euro, the principal financial center for such currency; and

(ii) in the case of euro, Europe.

"*Relevant Time*" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center, and for this purpose "local time" means, with respect to Europe as a Relevant Banking Center, Central European Time.

"*Series*" means a series of Notes issued in one or more Tranches on one or more Issue Dates.

"*TARGET Business Day*" means a day on which the TARGET System is operating.

"*TARGET System*" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET2) System or any successor thereto.

"*Tranche*" means a tranche of Notes having identical terms and issued on the same Issue Date.

6. Redemption, Purchase and Options

(a) *Final Redemption and Redemption by Installments:*

(i) Unless previously redeemed or purchased and cancelled as provided in this Condition 6, each Note shall be redeemed in full on the Maturity Date or the Interest Payment Date falling in the Redemption Month specified in the applicable Pricing Supplement at its redemption amount (which, unless otherwise provided in this Condition 6 or in the applicable Pricing Supplement, shall be its nominal amount) ("*Final Redemption Amount*") or, in the case of a Note in respect of which subparagraph (ii) below applies, its final Installment Amount.

(ii) Unless previously redeemed or purchased and cancelled as provided in this Condition 6, each Note that provides for Installment Dates and Installment Amounts shall be partially redeemed on each Installment Date at the related Installment Amount specified in the applicable Pricing Supplement or, if so provided in the applicable Pricing Supplement, determined by the Calculation Agent. Upon payment in full of any Installment Amount, the outstanding nominal amount of each such Note shall be reduced by such Installment Amount (or, if such Installment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Installment Date, unless payment of the Installment Amount is improperly withheld or refused on presentation of the related Receipt, in which case such amount shall remain outstanding until the Applicable Date relating to such Installment Amount.

(b) *Purchases:* ADB may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Receipts and Talons relating to them) in the open market or otherwise.

(c) *Early Redemption of Zero Coupon Notes and Deep Discount Notes:*

(i) The redemption amount payable in respect of any Zero Coupon Note or Deep Discount Note, at any time prior to its stated Maturity Date or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortized Face Amount of any Zero Coupon Note, or of any Deep Discount Note, shall be the sum of (A) the Reference Price specified in the applicable Pricing Supplement and (B) the aggregate amortization of the difference between the Reference Price and the nominal amount of the Note from the Issue Date to the date on which the Note becomes due and payable, calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield applied to the Reference Price in the manner specified in such Pricing Supplement. Where the specified calculation is to be made for a period of less than a full year it shall be made using the applicable Day Count Fraction.

(iii) If the redemption amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the redemption amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Applicable Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (before and, to the extent permitted by applicable law, after judgment) until the Applicable Date, unless the Applicable Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled redemption amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

(d) *Redemption of Notes with Variable Redemption Amount:* The basis for calculation of the amount payable upon redemption of a Note with a redemption amount that is variable ("*Variable Redemption Amount*") shall be specified in the applicable Pricing Supplement and determined in accordance with Condition 6(h).

(e) *Redemption at the Option of ADB (Call Option):* If so provided in the applicable Pricing Supplement, ADB may at its option, subject to compliance with all relevant laws, regulations and directives, on giving to the holder of such Note irrevocable notice in accordance with Condition 13 of not less than 30 nor more than 45 days (or such other notice period as specified in the applicable Pricing Supplement) redeem all or, if so specified in the applicable Pricing Supplement, some of the Series of Notes of which such Note forms part, on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Floating Rate Note, be an Interest Payment Date) at the amount specified on such date as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date(s) specified in such notice in accordance with this Condition 6(e).

In the case of a partial redemption of Notes (other than in the case of Book-Entry Notes), the notice to Noteholders shall also contain the certificate or serial numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as may be agreed between ADB and the Global Agent, taking account of prevailing market practice, and subject

to compliance with any applicable laws and stock exchange requirements. In the case of a partial redemption of Book-Entry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(f) *Redemption at the Option of Noteholders (Put Option):* If so provided in the applicable Pricing Supplement, ADB shall, subject to compliance with all relevant laws, regulations and directives, at the option of the holder of such Note, redeem such Note on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Note that has a Floating Rate interest basis be an Interest Payment Date) at the amount specified in the applicable Pricing Supplement as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption.

In the case of a Note that is not a Book-Entry Note, to exercise such options or any other Noteholders' option that may be specified in the applicable Pricing Supplement, the holder must deposit, (i) in the case of Bearer Notes, such Note (and, in the case of a Bearer Note in definitive form, together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent; or (ii) in the case of Registered Notes, the Certificate representing such Note(s) with the Registrar or any Transfer Agent, at their respective specified offices, together, in each case, with a duly completed option exercise notice ("*Exercise Notice*") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) not more than 60 nor less than 46 days (or such other deposit period as may be specified in the applicable Pricing Supplement) prior to the relevant date for redemption. No Note, Certificate or Exercise Notice so deposited may be withdrawn without the prior consent of ADB and the Global Agent. In the case of a Book-Entry Note, if the holder wishes to exercise such option, the holder must give notice thereof to ADB through the relevant Holding Institution. In any such case, the Paying Agent, Registrar, Transfer Agent or relevant Holding Institution (as applicable) will notify the relevant clearing system at least 5 business days prior to the relevant date for redemption.

(g) *Cancellation:* ADB will be entitled to hold and deal with any Notes purchased or acquired by it which may be surrendered, for cancellation or not, at ADB's discretion. Any Notes so surrendered for cancellation may not be reissued or resold, and the obligations of ADB in respect of any such Notes shall be discharged.

(h) *Determination of Installment Amount or Variable Redemption Amount:* If the applicable Pricing Supplement provides that any Installment Amount, Variable Redemption Amount or premium are to be determined by the Calculation Agent (or another person), then on or prior to each date the Calculation Agent (or such other person) is required to determine each such Installment Amount, Variable Redemption Amount or premium, the Calculation Agent (or such other person) will obtain any quote or rate, or make any other determination or calculation as may be required, and will determine such Installment Amount, Variable Redemption Amount or premium in accordance with the applicable Pricing Supplement. The determination of such Installment Amount, Variable Redemption Amount or premium, and the obtaining of any quote or rate, by the Calculation Agent (or such other person) shall (in the absence of manifest error) be final and binding upon all parties. The Calculation Agent (or such other person) shall cause to be provided to ADB, each of the Agents, the relevant Noteholders (in accordance with Condition 13) and any stock exchange, if the relevant Notes are listed on such stock exchange and the rules of such exchange so require, the Installment Amounts, Variable Redemption Amounts or premium determined by it as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination.

7. Payments and Talons

(a) *Bearer Notes:*

(i) Payments of principal, premium (if any) and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes (in the case of all payments of principal (including final Installment Amounts) and premium (if any) and, in the case of interest, as specified in Condition 7(f)(vi)), Coupons (in the case of interest, except as specified in Condition 7(f)(vi)) and Receipts (in the case of payments of Installment Amounts other than final Installment Amounts on the due date for redemption and provided that the Receipt is presented for payment together with the related Bearer Note), as the case may be, at the specified office of any Paying Agent outside the United States (A) by a check payable in the currency in which such payment is due drawn on, or, at the option of the holder, by transfer to an account denominated in that currency maintained by the payee with, a bank in the Relevant Financial Center for that currency, provided that in the case of payments denominated in euro, the transfer will be to a euro account specified by the payee in a city in which banks have access to the TARGET System or (B) as may otherwise be specified in the applicable Pricing Supplement as an Alternative Payment Mechanism.

(ii) Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes is the U.S. dollar or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) ADB shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (iii) such payment is then permitted by United States law.

(iii) Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

(b) *Book-Entry Notes:*

(i) Payments of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Book-Entry Notes will be payable at a designated office or agency of ADB in New York City in U.S. dollars to the holder on the Book-Entry Record Date (as defined below), provided that, at ADB's option, principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Book-Entry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Book-Entry Notes. The Federal Reserve Bank of

New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Book-Entry Notes pursuant to the Fiscal Agency Agreement. The "*Book-Entry Record Date*" for the purpose of payment of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) on the Book-Entry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Book-Entry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii) Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(h), if the Fiscal Agent is not open for business on the due date for payment as set forth above.

(c) *Registered Notes:*

(i) Payments of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Registered Notes shall be made to the person shown on the Register at the close of business at the office of the Registrar on the 15th day before the due date for payment thereof (the "*Record Date*") and, in the case of payment of principal, against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in subparagraph (ii) and (iii) below.

(ii) Unless an Alternate Payment Mechanism is otherwise provided for in the applicable Pricing Supplement, payments of principal, premium (if any) and interest on each Registered Note shall be made in the currency in which such payments are due by transfer to an account in the relevant currency maintained by the payee with a bank in the Relevant Financial Center for such currency (which, in the case of euro, will be to a euro account specified by the payee in a city in which banks have access to the TARGET System), or, at the holder's option or, if the holder fails to nominate an account to which transfers may be made, by check drawn on a bank in the Relevant Financial Center for such currency and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register.

(iii) Registered Notes held through The Depository Trust Company ("*DTC*") will be represented by one or more Certificates registered in the name of, or the name of a nominee for, DTC and will be paid as follows:

(A) if the Specified Currency for payment is U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 7(c)(i) and (ii).

(B) if the Specified Currency for payment is a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency to the Exchange Rate Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the third day on which banks

are open for business in New York City (a "*DTC Business Day*") following the applicable Record Date in the case of interest and the 12th calendar day prior to the payment date for the payment of principal to receive that payment in such currency; provided, however, that Euroclear Bank S.A./N.V. as operator of the Euroclear System or any successor thereto ("*Euroclear*") and Clearstream Banking, société anonyme or any successor thereto ("*Clearstream, Luxembourg*") shall for this purpose be deemed to have made a standing election to receive all payments in such currency. In the case of DTC participants (other than Euroclear and Clearstream, Luxembourg) entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Exchange Rate Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement refers to the manner in which such conversions or such elections are to be made.

(iv) Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(h), if the Noteholder is late in surrendering its Certificate (if required to do so), or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(c) arrived after the due date for payment.

(d) *Payments Subject to Law:* All payments are subject to any applicable laws, regulations and directives. No commission or expenses shall be charged to the holders in respect of such payments.

(e) *Appointment of Agents:* The Global Agent, the Paying Agents, the Registrar, the Transfer Agents, the Calculation Agent and the Fiscal Agent initially appointed by ADB and their respective specified offices are listed below. ADB reserves the right at any time to vary or terminate the appointment of the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Calculation Agent or any other agent and to appoint a substitute Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Calculation Agents or any other Agent provided that ADB shall at all times maintain (i) a Global Agent, (ii) for Registered Notes, a Registrar, a Transfer Agent and an Exchange Rate Agent in New York City and a Transfer Agent having its specified office in a European city, (iii) for Book-Entry Notes, a Fiscal Agent, (iv) for Bearer Notes, a Paying Agent having its specified office in a European city, (v) one or more Calculation Agent(s) if specified in the applicable Pricing Supplement, (vi) a Paying Agent having a specified office in a Member State of the European Union, which Member State will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, and (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, ADB shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 7(a)(ii).

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13.

(f) *Unmatured Coupons and Receipts and Unexchanged Talons:*

(i) Bearer Notes issued in definitive form that are Fixed Rate Notes, other than Notes that are specified to be Long Maturity Notes (being Notes whose nominal amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(a)), should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the nominal amount due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) Unless otherwise specified in the applicable Pricing Supplement, upon the due date for redemption of any Bearer Note that is a Floating Rate Note or that is a Long Maturity Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in installments, all Receipts relating to such Note having an Installment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Unless otherwise provided in the applicable Pricing Supplement, where any Bearer Note that is a Floating Rate Note or that is a Long Maturity Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as ADB may require.

(vi) If the due date for redemption of any Note is not an Interest Payment Date, interest accrued from the immediately preceding Interest Payment Date or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) *Talons:* On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, any Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet, and if necessary another Talon for a further Coupon sheet (but excluding any Coupons that may have become void pursuant to Condition 8).

(h) *Non-Business Days:* Unless otherwise provided in the applicable Pricing Supplement, if any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other payment in respect of such postponed payment. In this paragraph, "*business day*" means: a day which is both (i) a Relevant Business Day for such Note and (ii) a day on which banks are open for business in the relevant place of presentation of such Note.

(i) *Unavailability of Specified Currency*: If the principal of, premium (if any) or interest on, any Note is payable in a Specified Currency other than U.S. dollars and at the time any such payment is due such Specified Currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions in such country or within the international banking community, or if such Specified Currency is otherwise not expected to be available to ADB as a result of circumstances beyond the control of ADB, then ADB shall be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate specified in the applicable Pricing Supplement on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date. Any payment made by ADB under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars shall constitute valid payment and shall not constitute a default in respect of the Notes.

8. Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against ADB for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, "*Relevant Date*" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due.

References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Installment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it and (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it.

9. Events of Default

With respect to a Series of Notes, if ADB shall default in the payment of the principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations which shall have been issued, assumed or guaranteed by ADB, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default the holder of any Note of such Series may deliver or cause to be delivered to ADB, at the office of the Global Agent or at the office of the Fiscal Agent, in the case of a Book-Entry Note, written notice that such holder elects to declare the principal and premium (if any) of and accrued interest on all Notes of such Series held by it (the aggregate nominal amount of such Notes to be specified in such notice) to be due and payable (with a copy of such written notice mailed or delivered to ADB at its principal office), and on the 30th day after such notice shall be so delivered to ADB, the principal and premium (if any) of and accrued interest on such Notes shall become due and payable, unless prior to that time all such defaults theretofore existing shall have been cured. Should ADB fail to redeem the Notes when due, interest shall not cease to accrue but shall continue to accrue until the actual redemption of the Notes but not beyond the 15th day after the necessary funds for

redemption have been provided to the Global Agent or to the Fiscal Agent, in the case of a Book-Entry Note.

10. Modifications

ADB and the Global Agent may agree, without the consent of the Noteholders or holders of Coupons, Receipts or Talons, to any modification of any of these Conditions or any of the provisions of the Global Agency Agreement which is (i) not, in the reasonable opinions of ADB and the Global Agent, materially prejudicial to the interests of the Noteholders or holders of Coupons, Receipts or Talons, (ii) of a formal, minor or technical nature or (iii) aimed at correcting a manifest error.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

11. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, by the Global Agent (in the case of Bearer Notes, Receipts, Coupons or Talons) and the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by ADB for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia,* that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to ADB on demand the amount payable by ADB in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as ADB may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Further Issues

ADB may from time to time without the consent of the Noteholders create and issue further securities having the same terms and conditions as outstanding Notes in all respects and so that such further issue shall be consolidated and form a single Series with such outstanding Notes. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

13. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices to holders of Registered Notes will also be published in accordance with clauses (ii) and (iii) of the requirements applicable to Bearer Notes set forth below, to the extent applicable, although such publication shall have no effect on when notice is deemed to have been given.

Unless otherwise specified in the applicable Pricing Supplement, notices to the holders of Bearer Notes shall be valid if published (i) in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*), (ii) in respect of Notes which are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange, and (iii) in respect of Notes which are listed on any other stock exchange, in such additional manner as shall be required by the rules of such exchange. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any

such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Other than in the case of Notes listed on the regulated market of the Luxembourg Stock Exchange where the rules of that stock exchange require publication of notices as provided above, until such time as any definitive Bearer Notes are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of holders by Euroclear and Clearstream, Luxembourg, be substituted for such publication in such newspaper the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the third day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg.

Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of Notes that are governed by English law under the Contracts (Rights of Third Parties) Act 1999.

15. Governing Law and Jurisdiction

(a) *Governing Law:* The Notes, the Receipts, the Coupons and the Talons, including, where English law is the governing law, any non-contractual obligations arising out of or in connection with them, are governed by, and shall be construed in accordance with, either the laws of the State of New York or English law or another system of law, in each case as specified in the applicable Pricing Supplement.

(b) *Jurisdiction:* With respect to any legal action or proceedings ("*Proceedings*") in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, ADB irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon ADB, *provided, however*, that, in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "*Charter*"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

(c) *Service of Process:* ADB irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the book-entry systems operated by the Federal Reserve, DTC, Euroclear and Clearstream, Luxembourg. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among these clearing systems and the Global Agent to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established among the Global Agent and the clearing systems concerned for this purpose.

The relationship between ADB and the holder of a Registered Note, a Book-Entry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Registered Note, other than a Definitive Registered Note, and the holder of a Bearer Note, other than a Definitive Bearer Note that is not deposited with a clearing system, will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in book-entry form in the relevant clearing system. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which ADB is not and will not be a party. ADB will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which Notes are held.

The Federal Reserve Bank of New York is the fiscal agent for U.S. dollar-denominated Notes issued in the United States and held through the book-entry system operated by the Federal Reserve. Citibank, N.A. is the Global Agent for Notes (other than Book-Entry Notes) that are held through DTC, Euroclear, Clearstream, Luxembourg, the CMU (as hereinafter defined) and such other clearing systems as may be specified in the applicable Pricing Supplement.

The Global Agent

Citibank, N.A., will act as the Global Agent for Notes issued under the Program (except for U.S. dollar-denominated Notes issued through the Federal Reserve Bank of New York). Citibank, N.A. or one of its affiliates has direct custodial and depositary linkages with DTC, Euroclear, Clearstream, Luxembourg and the CMU to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank, N.A. will act as Registrar, Transfer Agent, Exchange Rate Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Pricing Supplement.

The Clearing Systems

Federal Reserve Book-Entry System

The Federal Reserve operates the Federal book-entry system, which provides book-entry holding and settlement for all U.S. dollar-denominated securities issued by the U.S. Government, certain of its agencies and certain international organizations (including ADB) in which the United States is a member.

The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch ("*Holding Institutions*") to hold, make payments and transfer securities and funds through the Federal Reserve's Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

Euroclear

Euroclear is operated by Euroclear Bank S.A./N.V. and holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg's accountholders through electronic book-entry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic book-entry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system that ADB, the Global Agent and any Dealer agree shall be available for a particular issue of Notes will be described in the applicable Pricing Supplement, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures — Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Pricing Supplement. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Pricing Supplement.

Registered Notes and Book-Entry Notes

ADB and the relevant Dealer(s) shall agree that either global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Pricing Supplement. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Pricing Supplement.

Unless otherwise agreed between ADB and the Global Agent, Citibank Europe plc, acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

- *Global Clearance and Settlement — Specified Currencies*

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Pricing Supplement. The procedures are expected to follow those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Pricing Supplement.

- *Specific Clearance and Settlement — Federal Reserve Bank of New York*

The Federal Reserve Bank of New York will take delivery of and hold Book-Entry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-Entry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Book-Entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain book-entry accounts with the Federal Reserve. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-Entry Notes.

The Federal Reserve will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from ADB, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Book-Entry Notes, the Federal Reserve will act only on the instructions of Holding Institutions for which they maintain such Book-Entry Notes. The Federal Reserve will not record pledges of Book-Entry Notes.

- *Specific Clearance and Settlement — DTC*

Registered Notes that are to be cleared and settled through DTC will be represented by a DTC Global Note. DTC participants acting on behalf of investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to ADB on the relevant Issue Date.

- *Specific Clearance and Settlement — Euroclear and Clearstream, Luxembourg*

Registered Notes that are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Registered Global Notes registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg accountholders' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value the relevant Issue Date).

Bearer Notes

ADB will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective book-entry systems, in respect of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds in the Specified Currency will be followed, unless otherwise specified in the applicable Pricing Supplement.

Clearance and Settlement Procedures — Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Note in global form within or between the various clearing systems will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Therefore, interests in a DTC Global Note and a Registered Global Note are exchangeable for, or are transferable to transferees who wish to take delivery thereof in the form of, beneficial interests in the Registered Global Note and the DTC Global Note, respectively, of the relevant issue only in accordance with the rules and operating procedures of DTC, Euroclear and Clearstream, Luxembourg, and in compliance with the provisions of the Global Agency Agreement, provided that no such exchange or transfer may take place during the period of 15 days ending on the due date for any payment of principal in respect of the relevant Notes. Further details concerning such rules and procedures may be set forth in the applicable Pricing Supplement.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Book-Entry Notes

Transfers of Book-Entry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfers of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of ADB, the Global Agent or any other agent will have any responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Clearance and Settlement Procedures — Hong Kong Central Moneymarkets Unit ("*CMU*")

The CMU service (the "*CMU Service*") is a central depositary service operated by the Hong Kong Monetary Authority ("*HKMA*") for the safe custody and electronic trading between CMU members ("*CMU Members*") of capital markets instruments ("*CMU Instruments*") which are specified in the CMU Service Reference Manual as capable of being held within the CMU Service. CMU Instruments may be denominated in Renminbi, Hong Kong dollars or other currencies.

The CMU Service is only available for CMU Instruments issued by a CMU Member or by a person for whom a CMU Member acts as agent for the purposes of lodging instruments issued by such persons. Membership of the CMU Service is open to all members of the Hong Kong Capital Markets Association and "authorised institutions" under the Banking Ordinance (Cap. 155) of Hong Kong.

Compared to clearing services provided by Euroclear and Clearstream, Luxembourg, the standard custody and clearing service provided by the CMU Service is limited. In particular (and unlike the European clearing systems), the HKMA does not as part of this service provide any facilities for the dissemination to the relevant CMU Members of payments (of interest or principal) under, or notices pursuant to the notice provisions of, CMU Instruments. Instead, the HKMA advises the lodging CMU Member (or a designated paying agent) of the identities of the CMU Members to whose accounts payments in respect of the relevant CMU Instruments are credited, whereupon the lodging CMU Member (or the designated paying agent) will make the necessary payments of interest or principal or send notices directly to the relevant CMU Members. Similarly, the HKMA will not obtain certificates of non-U.S. beneficial ownership from CMU Members or provide any such certificates on behalf of CMU Members. The lodging CMU Member will collect such certificates from the relevant CMU Members identified from an instrument position report obtained by request from the HKMA for this purpose.

An investor holding an interest through an account with either Euroclear or Clearstream, Luxembourg in any Notes denominated in Renminbi will hold that interest through the respective accounts which Euroclear and Clearstream, Luxembourg each have with the CMU Service.

TAX CONSIDERATIONS

General

The Notes will not be exempt from taxation generally.

Under the Charter, no member country may impose any tax on the Notes (including interest thereon) (i) if such tax discriminates against the Notes solely because they are issued by ADB, or (ii) if the sole jurisdictional basis for such tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by ADB. Also, under the Charter, ADB is exempt from any obligation imposed by any member country for the payment, withholding or collection of any tax or duty on Notes. Accordingly, payments on the Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of any such tax or duty.

United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "**IRS**") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN OR IN ANY RELEVANT PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN OR THEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with United States holders that will hold Notes as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar. Any special United States federal income tax considerations relevant to a particular issue of Notes, including any Indexed Notes, will be provided in the applicable Pricing Supplement.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Payments of Interest

Payments of "qualified stated interest" (as defined below under "—Original Issue Discount") on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). If

such payments of interest are made with respect to a Note that is denominated in, or provides for payments determined by reference to, a Specified Currency other than U.S. dollars (a "*Foreign Currency Note*"), the amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Specified Currency payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in the relevant foreign currency and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the "*IRS*"). A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Foreign Currency Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder, increased by any amounts includible in income by the holder as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest made on such Note. In the case of a Foreign Currency Note, the cost of such Note to a United States holder will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Foreign Currency Note that is traded on an established securities market, a cash basis United States holder (and, if it so elects, an accrual basis United States holder) will determine the U.S. dollar value of the cost of such Note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a Note in respect of original issue discount, market discount and premium denominated in a Specified Currency will be determined in the manner described under "—Original Issue Discount" and "—Premium and Market Discount" below. The conversion of U.S. dollars to a Specified Currency and the immediate use of the Specified Currency to purchase a Foreign Currency Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the United States holder's tax basis in such Note. If a United States holder receives a currency other than the U.S. dollar in respect of the sale, exchange or retirement of a Note, the amount realized will be the U.S. dollar value of the specified currency received calculated at the exchange rate in effect on the date the instrument is disposed of or retired. In the case of a Foreign Currency Note that is traded on an established securities market, a cash basis United States holder, and if it so elects, an accrual basis United States holder will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to accrual basis United States holders in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount and foreign currency gain or loss, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Original Issue Discount

A Note will be subject to the special U.S. tax rules applicable to original issue discount ("*OID*") if the Note's "stated redemption price at maturity" exceeds its "issue price" by more than a de minimis amount equal to 0.25% of the stated redemption price at maturity multiplied by the number of whole years to maturity. A Note's "stated redemption price at maturity" is the total of all payments on the Note other than qualified stated interest (as defined below). A Note's "*issue price*" generally is the first price at which a substantial number of Notes of the Series of which such Note is a part is sold to investors.

United States holders of Original Issue Discount Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder (the "*OID Regulations*"). United States holders of such Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of an Original Issue Discount Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the Note for all days during the taxable year that the United States holder owns the Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial holder, the amount of OID on an Original Issue Discount Note allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period.

The yield to maturity of a Note is the discount rate that causes the sum of the present values of all future payments on the Note (principal and interest, if any) as of its original issue date to equal the issue price of such Note. The "*adjusted issue price*" of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Note in all prior accrual periods. The term "*qualified stated interest*" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of an Original Issue Discount Note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. In the case of an Original Issue Discount Note that is a Floating Rate Note, both the "yield to maturity" and "qualified stated interest" will generally be determined for

these purposes as though the Original Issue Discount Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to the interest payments on the Note on its date of issue or, in the case of certain Floating Rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a Floating Rate Note is based on more than one interest index.)

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of an Original Issue Discount Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a Note (*i.e.*, the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount paid by such United States holder for such Note) under the constant-yield method described above. For Notes purchased at a premium or bearing market discount in the hands of the United States holder, the United States holder making such election will also be deemed to have made the election (discussed below in "—Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, a United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in the Specified Currency using the constant-yield method described above, and (b) translating the amount of the Specified Currency so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, at the United States holder's election (as described above under "—Payments of Interest"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. Because exchange rates may fluctuate, a United States holder of an Original Issue Discount Note that is also a Foreign Currency Note may recognize a different amount of OID income in each accrual period than would the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. All payments on an Original Issue Discount Note (other than payments of qualified stated interest) will generally be viewed first as payments of previously-accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

A subsequent United States holder of an Original Issue Discount Note that purchases the Note at a cost less than its remaining redemption amount (as defined below), or an initial United States holder that purchases an Original Issue Discount Note at a price other than the Note's issue price, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the United States holder acquires the Original Issue Discount Note at a price greater than its adjusted issue price, such holder is required to reduce its periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The "*remaining redemption amount*" for a Note is the sum of all future payments to be made on the Note other than payments of qualified stated interest.

Floating Rate Notes generally will be treated as "variable rate debt instruments" under the OID Regulations. Accordingly, the stated interest on a Floating Rate Note generally will be treated as

"qualified stated interest" and such a Note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a Floating Rate Note does not qualify as a "variable rate debt instrument," such Note will be subject to special rules (the "*Contingent Payment Regulations*") that govern the tax treatment of debt obligations that provide for contingent payments ("*Contingent Debt Obligations*"). A detailed description of the tax considerations relevant to United States holders of any such Notes will be provided in the applicable Pricing Supplement.

Certain of the Notes may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable Pricing Supplement. Notes containing such features, in particular Original Issue Discount Notes, may be subject to special rules that differ from the general rules discussed above. Purchasers of Notes with such features should carefully examine the applicable Pricing Supplement and should consult their own tax advisors with respect to such Notes since the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the purchased Notes.

Premium and Market Discount

A United States holder of a Note that purchases the Note at a cost greater than its remaining redemption amount (as defined in the third preceding paragraph) will be considered to have purchased the Note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States holder that elects to amortize such premium must reduce its tax basis in a Note by the amount of the premium amortized during its holding period. Original Issue Discount Notes purchased at a premium will not be subject to the OID rules described above. In the case of premium in respect of a Foreign Currency Note, a United States holder should calculate the amortization of such premium in the specified currency. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by the United States holder for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a Note based on the difference between the exchange rate on the date or dates such premium is recovered through interest payments on the Note and the exchange rate on the date on which the United States holder acquired the Note. With respect to a United States holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States holder's tax basis when the Note matures or is disposed of by the United States holder. Therefore, a United States holder that does not elect to amortize such premium and that holds the Note to maturity generally will be required to treat the premium as capital loss when the Note matures.

If a United States holder of a Note purchases the Note at a price that is lower than its remaining redemption amount, or in the case of an Original Issue Discount Note, its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the Note will be considered to have "market discount" in the hands of such United States holder. In such case, gain realized by the United States holder on the disposition of the Note generally will be treated as ordinary income to the extent of the market discount that accrued on the Note while held by such United States holder. In addition, the United States holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the Note. In general terms, market discount on a Note will be treated as accruing ratably over the term of such Note, or, at the election of the holder, under a constant-yield method. Market discount on a Foreign Currency Note will be accrued by a United States holder in the specified currency. The amount includible in income by a United States holder in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that the Note is disposed of by the United States holder.

A United States holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a Note as ordinary income. If a United States holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the United States holder's taxable year). Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Indexed Notes and Other Notes Providing for Contingent Payments

The Contingent Payment Regulations, which govern the tax treatment of Contingent Debt Obligations, generally require accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. A detailed description of the tax considerations relevant to United States holders of any Contingent Debt Obligations will be provided in the applicable Pricing Supplement.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes of a particular issue in the Specified Currency for such issue. To enable investors whose financial activities are denominated principally in a currency other than the Specified Currency to pay for Notes in the Specified Currency, the relevant Dealer(s) may, under certain terms and conditions, arrange for the conversion of any such other currency into the Specified Currency. Each such conversion will be made by such Dealer on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency, Specified Principal Payment Currency or Specified Interest Payment Currency (each, the "*Specified Payment Currency*") as specified in the applicable Pricing Supplement. Most banks in the United States do not currently offer non-U.S. dollar-denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Pricing Supplement, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to accounts outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars through DTC ("*DTC Noteholders*") will receive such payments in U.S. dollars, unless they elect to receive payments in the Specified Payment Currency. Except as provided below, in the event that a DTC Noteholder shall not have made such election, where the Specified Payment Currency is not U.S. dollars, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Rate Agent; *provided, however*, that depositaries for Euroclear and Clearstream, Luxembourg (in their capacity as DTC Noteholders and as participants in DTC) and any investors who hold beneficial interests in a DTC Global Note directly or indirectly through Euroclear or Clearstream, Luxembourg may not elect to receive payments in other than such Specified Payment Currency and shall receive all payments in such Specified Payment Currency. The U.S. dollar amount in respect of any payment received by a DTC Noteholder not electing (subject to the provision in the preceding sentence) payment in the Specified Payment Currency will be based on the Exchange Rate Agent's bid quotation, at or prior to 11:00 a.m., at the principal financial center for such Specified Payment Currency specified in the relevant Notes (in the case of a Specified Payment Currency other than euro) or in Frankfurt, Germany (in the case of euro), on the second business day preceding the applicable payment date, for the purchase of U.S. dollars with the Specified Payment Currency for settlement on such payment date of the aggregate amount of the Specified Payment Currency payable to all DTC Noteholders receiving U.S. dollar payments. If such bid quotation is not available, the Exchange Rate Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Rate Agent for such purchase. If no such bids are available, payment of the aggregate amount due to all DTC Noteholders on the payment date will be made in the Specified Payment Currency. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments.

A DTC Noteholder may elect to receive payment of the principal of, or interest with respect to, Notes in the Specified Payment Currency by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("*E.S.T.*") on or prior to the third day on which banks are open for business in New York City (a "*DTC Business Day*") following the applicable record date in the case of interest, and the 12th calendar day prior to the payment date for the payment of principal, of (i) such holder's election to receive all or a portion of such payment in the Specified Payment Currency for value the relevant interest payment date or final maturity date, as the case may be, and (ii) wire transfer instructions to an account denominated in

the Specified Payment Currency with respect to any payment to be made in the Specified Payment Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first DTC Business Day following the applicable record date. DTC will notify the Exchange Rate Agent of such election and wire transfer instructions and of the amount of the Specified Payment Currency to be converted into U.S. dollars, prior to 5:00 p.m. E.S.T. on or prior to the fifth DTC Business Day following the applicable record date in the case of interest and the 10th calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Exchange Rate Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Payment Currency outside DTC, otherwise only U.S. dollar payments will be made by the Exchange Rate Agent. Payments in the Specified Payment Currency outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes ("*Dealers*"). There are no sponsoring dealers with respect to the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by ADB to or through any one or more Dealers and by ADB itself. The arrangements under which Notes may from time to time be agreed to be sold by ADB to or through Dealers are set out in the Standard Provisions dated as of 28 April 2011 (as amended or supplemented from time to time, the "*Standard Provisions*"). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are subsequently appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, *inter alia*, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) that are payable or allowable by ADB in respect of such purchase. ADB and such Dealer may also enter into a separate agreement allocating expenses incident to the placement of Notes. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, change in currency exchange rates or exchange controls, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as, in the judgment of the relevant Dealer(s) or ADB, to materially adversely affect the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

General

No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any of the Notes, or to possess or distribute this Prospectus or any amendment or supplement hereto or any Pricing Supplement issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus or any amendment or supplement hereto or any Pricing Supplement or any other offering material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Pricing Supplement or such other information relating to ADB and/or the Notes as ADB has authorized to be used.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of ADB and the relevant Dealer(s) following a change in the relevant law, regulation or

directive. Any such modification or supplement will be set out in the applicable Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to this Prospectus.

United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale and that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it will have in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

As used herein, "*United States person*" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions, and "*United States*" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

Each Dealer will agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes will not be registered under the Financial Instruments and Exchange Act of Japan ("FIEA"), and each Dealer will represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

Each Dealer will represent, warrant and agree that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and (b) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules thereunder.

Singapore

Each Dealer will agree that it understands that this Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore ("MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

People's Republic of China

Each Dealer will represent, warrant and agree that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except as permitted by the securities laws of the People's Republic of China.

Other Jurisdictions

For each placement of Notes in a jurisdiction other than the United States, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by ADB and the relevant Dealer(s), may be provided in the applicable Pricing Supplement. Each Dealer will severally agree that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions and such other applicable laws and regulations of a given jurisdiction.

Related Derivatives Transactions

In connection with the issuance of Notes, ADB may enter into negotiated currency and/or interest rate swap or other financial derivative transactions. ADB's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a

Dealer. Payments to be made and received by ADB under any such derivative transaction may be calculated on the basis of the amounts payable by ADB under the Notes and the proceeds payable to ADB in connection with the sale of the Notes, either before or after deduction of the commissions described in the applicable Pricing Supplement. However, ADB's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which ADB may be entitled thereunder.

GENERAL INFORMATION

1. The Board of Directors of ADB has approved, at a meeting held on December 17, 2003, the establishment of the Program for an indefinite period under which ADB may issue in any calendar year Notes in an aggregate nominal amount not to exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year.

2. Notes will not be issued under an indenture, and no trustee is provided for in any Notes.

3. This Prospectus and any supplements hereto (including Pricing Supplements for Notes listed on the regulated market of the Luxembourg Stock Exchange) will be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

4. The Luxembourg Stock Exchange has allocated the number 12613 to the Program for listing purposes.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald - Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States and English law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 617-00-2

U.S.$436,000,000

10.00 per cent. High Coupon / High Premium Notes due 9 May 2016

Issue price: 137.57734 per cent.

HSBC

The date of this Pricing Supplement is 4 May 2011.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$436,000,000 10.00 per cent. High Coupon / High Premium Notes due 9 May 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2010.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		617-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$436,000,000.
5.	(i)	Issue Price:	137.57734 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$599,564,702.40.
6.	Specified Denominations (Condition 1(a)):		U.S.$100,000.
7.	(i)	Issue Date (Condition 5(d)):	9 May 2011.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		9 May 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	10.00 per cent. per annum, payable semi-annually in arrear.
	(ii)	Interest Payment Date(s):	9 May and 9 November of each year, commencing on 9 November 2011.
	(iii)	Fixed Coupon Amount(s):	U.S.$5,000.00 per Specified Denomination, payable on each Interest Payment Date.
	(iv)	Broken Amount(s):	Not applicable.
	(v)	Day Count Fraction (Condition 5(d)):	30/360.
	(vi)	Determination Date(s):	Not applicable.
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.
17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)): Not applicable.

19. Index-Linked Interest Note Provisions: Not applicable.

20. Dual Currency Note Provisions: Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)): Not applicable.

22. Put Option (Condition 6(f)): Not applicable.

23. Final Redemption Amount: Aggregate Nominal Amount.

    (i) Alternative Payment Mechanism (Conditions 7(a) and (c)): Not applicable.

    (ii) Long Maturity Note (Condition 7(f)): Not applicable.

    (iii) Variable Redemption Amount (Condition 6(d)): Not applicable.

24. Early Redemption Amount:

    (i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions): As set out in the Conditions.

    (ii) Unmatured Coupons to become void (Condition 7(f)): Not applicable.

Additional General Provisions Applicable to the Notes

25. Form of Notes: Registered Notes.

    Definitive Registered Notes: DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

26. Talons for future Coupons to be attached to definitive Bearer Notes

	(and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Additional Business Center:	London.
	(iii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York.

Distribution

32.	(i) If syndicated, names of Managers:	Not applicable.

	(ii) Stabilizing Manager (if any):	Not applicable.
	(iii) Commissions and Concessions:	0.0625 per cent.
33.	If non-syndicated, name of Dealer:	HSBC Bank plc.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i) ISIN:	US04517PAE25.
	(ii) CUSIP:	04517PAE2.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	062268646.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	DTC only.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	English.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 28 April 2011.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 

Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

STANDARD PROVISIONS

relating to the issuance of Notes

by the

ASIAN DEVELOPMENT BANK

under a

GLOBAL MEDIUM-TERM NOTE PROGRAM

Dated as of 28 April 2011

TABLE OF CONTENTS

		Page
1.	Appointment of Dealers	1
2.	Representations, Warranties and Agreements of ADB and the Dealers	2
3.	Settlement Date	3
4.	Distribution and Marketing of Notes	3
	(a) Purchases as Principal	3
	(b) Solicitations as Agent	4
	(c) Investor Suitability	5
	(d) Selling Restrictions	5
	(e) Stabilization	5
5.	Covenants of ADB	5
6.	Conditions to Dealer's Obligations	6
7.	Indemnification and Contribution	11
8.	Survival of Representations and Indemnities	13
9.	Payment of Expenses	14
10.	Notices	15
11.	Calculation Agent	15
12.	Successors and Assigns	16
13.	Amendment; Termination	16
14.	Governing Law	16
15.	Counterparts	16
EXHIBIT A	Initial Documentation List	A-1
EXHIBIT B	Documents to be Provided Following Amendment of or Supplement to the Prospectus	B-1
EXHIBIT C	Form of Pricing Supplement	C-1
EXHIBIT D	Form of Terms Agreement	D-1
EXHIBIT E	Form of Appointment Agreement	E-1
EXHIBIT F	Form of Calculation Agent Agreement	F-1
EXHIBIT G	Selling Restrictions	G-1

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

STANDARD PROVISIONS, dated as of 28 April 2011, relating to the issuance of Notes (as defined below) by the Asian Development Bank ("ADB").

ADB intends to issue and sell from time to time under its Global Medium-Term Note Program (the "Program") notes with final maturities exceeding one year from the date of original issuance thereof ("Notes"). The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by ADB in any calendar year will not exceed the amount authorized by the Board of Directors of ADB in its global borrowing authorization for such calendar year. Notes may be denominated in currencies or currency units specified by ADB at the time of issue.

The Notes will be issued from time to time in accordance with a Global Agency Agreement dated as of 28 April 2011 (as amended and supplemented from time to time, the "Global Agency Agreement"), between ADB and Citibank, N.A., as global agent (the "Global Agent"), or, for U.S. dollar-denominated Notes cleared and settled through the book-entry system of the Federal Reserve Banks, a Uniform Fiscal Agency Agreement dated as of July 20, 2006, the letter of agreement dated July 20, 2006 from ADB to the Federal Reserve Bank of New York, as fiscal agent (the "Fiscal Agent") and the letter of acknowledgement dated August 8, 2006 from the Fiscal Agent to ADB (collectively, and as amended and supplemented from time to time, the "Uniform Fiscal Agency Agreement").

The Notes are more fully described in the prospectus for the Program dated 28 April 2011 and any replacement prospectus published subsequent thereto, and may be further described either in amendments or supplements thereto or in separate pricing supplements. Such prospectus incorporates by reference the most recent Information Statement and global borrowing authorization of ADB and any quarterly or annual financial statements filed with the U.S. Securities and Exchange Commission subsequent to the date of such Information Statement. Except as the context shall otherwise require, such prospectus (including any version thereof translated into another language), as amended or supplemented from time to time, including information incorporated by reference in such prospectus, is hereinafter referred to as the "Prospectus." Any separate pricing supplement, substantially in the form of Exhibit C, that sets forth the specific terms of a particular issue of Notes (including any version thereof translated into another language) is hereinafter referred to as a "Pricing Supplement."

1. Appointment of Dealers. Subject to the terms and conditions stated herein, and subject to the reservation by ADB of the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive), ADB may appoint agents, dealers or underwriters (each firm a "Dealer" and together the "Dealers"), for the purpose of (i) purchasing Notes as principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Terms Agreement (as defined below) in accordance with the provisions of Section 4(a) or (ii) soliciting as an agent offers to purchase a particular issue of Notes pursuant to an Appointment Agreement (as defined below) in accordance with the provisions of Section 4(b).

Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement, as the case may be, these Standard Provisions shall not be construed as an obligation of ADB to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

2. Representations, Warranties and Agreements of ADB and the Dealers.

(a) ADB represents and warrants to, and agrees with, the Dealers that:

(i) The Prospectus does not, and any applicable Pricing Supplement (when read together with the Prospectus) will not, as of their respective dates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Prospectus based upon information concerning any Dealer furnished to ADB in writing by or on behalf of such Dealer expressly for use therein.

(ii) ADB is duly established and existing under the Agreement Establishing the Asian Development Bank (the "Charter").

(iii) Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by ADB.

(iv) The creation, issue, sale, execution and delivery of the Notes specified in the applicable Terms Agreement or Appointment Agreement have been duly authorized.

(v) When the Notes have been duly executed, authenticated, issued and delivered in accordance with the applicable Terms Agreement or Appointment Agreement, and paid for, such Notes will constitute valid, binding and unconditional, direct, general obligations of ADB, enforceable in accordance with their terms; the Notes will rank pari passu, without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise, with all other bonds, notes or other debt obligations or guarantees of ADB then outstanding and relating to its ordinary capital resources; the Notes will conform in all material respects to the description thereof contained in the Prospectus and the applicable Pricing Supplement; and neither the issuance or sale of such Notes nor the taking of any other action herein contemplated will result in a breach by ADB of any terms of, or constitute a default under, any agreement or undertaking of ADB.

(vi) Each of the Global Agency Agreement and the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by ADB and

constitutes a valid and binding obligation of ADB, enforceable in accordance with its terms.

(vii) There has not been any material adverse change in the condition, financial or otherwise, of ADB from that set forth in the Prospectus since the date of the most recent financial statements contained in the Prospectus.

(viii) ADB has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes specified in the applicable Terms Agreement or Appointment Agreement.

(ix) The aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of the Notes specified in the applicable Terms Agreement or Appointment Agreement, together with the aggregate nominal amount (or in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by the ADB in the same calendar year does not exceed the amount authorized by the Board of Directors of the ADB in its global borrowing authorization for such calendar year.

(b) Each Dealer warrants to, and agrees with, ADB that:

(i) It is duly incorporated under the laws of the jurisdiction of its incorporation and has full power and authority (corporate and other) to conduct any business relevant to the transactions contemplated under any applicable Terms Agreement or Appointment Agreement.

(ii) (A) It shall not sell, or accept offers to purchase, Notes, unless it is satisfied that the identity of the purchasers of the Notes has been sufficiently established, (B) in relation to the sale of Notes under the Program by it as principal, it has "know your customer" policies and procedures in place that satisfy the requirements of the laws applicable to it, and (C) in relation to the sale of Notes under the Program by it as principal, it shall comply with all laws applicable to it as a Dealer under the Program in relation to anti-money laundering and the financing of terrorism.

3. Settlement Date. The date of sale and purchase of a particular issue of Notes is referred to herein as a "Settlement Date."

4. Distribution and Marketing of Notes. Notes will be in such denominations as may be agreed between ADB and the relevant Dealers and specified in the applicable Pricing Supplement, subject to applicable law or other relevant regulatory authority.

(a) Purchases as Principal. Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate terms agreement satisfactory to ADB and such Dealer or Dealers that will provide for the sale of such Notes to and the purchase and re-offering thereof by such Dealer or Dealers.

Each such separate terms agreement between a Dealer or Dealers and ADB is herein referred to as a "Terms Agreement" and shall be substantially in the form of Exhibit D. ADB may from time to time issue Notes on a syndicated basis to two or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis as set forth in such Terms Agreement. A Dealer's commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations, warranties and agreements of ADB contained herein, and in any applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

(b) Solicitations as Agent. If acting as ADB's agent and not as principal, a dealer or underwriter is to be appointed by ADB as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, ADB will enter into an appointment agreement with such Dealer substantially in the form of Exhibit E (an "Appointment Agreement") and will deliver copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. ADB reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

Unless otherwise agreed or unless applicable law or directive in the relevant jurisdiction otherwise prescribes, each Dealer appointed as agent is authorized to solicit offers to purchase Notes only in the minimum principal amount of U.S.$1,000,000 (or, in the case of Notes not denominated in U.S. dollars, the approximate equivalent thereof in the currency or currency unit specified by ADB at the time of issue (the "Specified Currency")), or any amount in excess thereof that is an integral multiple of U.S.$1,000 (or, in the case of Notes not denominated in U.S. dollars, conventionally accepted integral multiples in the relevant Specified Currency). Each Dealer appointed as agent shall communicate to ADB, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer's reasonable judgment should be considered by ADB. ADB shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of ADB's agreements contained herein and in the applicable Appointment Agreement. Each Dealer shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer's agreements contained herein and in the applicable Appointment Agreement.

ADB reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from ADB, each Dealer shall forthwith suspend solicitations of offers to purchase Notes from ADB until such time as ADB has advised the Dealers that such solicitation may be resumed.

In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for ADB, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist ADB in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by ADB, but such Dealer shall not have any liability to ADB in the event any such purchase is not consummated for any reason. If ADB shall default in

its obligation to deliver Notes to a purchaser whose offer it has accepted, ADB shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

ADB and each Dealer may agree upon a commission to be paid by ADB to each Dealer as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer.

(c) Investor Suitability. Each Dealer agrees with ADB that it will give due regard to whether purchasers to whom it sells or from whom it solicits offers to purchase any Notes have the financial capacity to bear the risks associated with an investment in such Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in any Notes.

(d) Selling Restrictions. No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer, and ADB in connection with its sales of Notes directly to investors on its own behalf, agrees that in connection with offers or sales of Notes, it is familiar with and will observe the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit G and the applicable Pricing Supplement, or as otherwise agreed by ADB and the relevant Dealer or Dealers in respect of a particular issue of Notes.

(e) Stabilization. In connection with a particular issue of Notes, the relevant Dealer or Dealers reserve the right to appoint itself or any one of them to act as a stabilizing manager (the "Stabilizing Manager"), which will be disclosed in the applicable Pricing Supplement. The terms upon which any Stabilizing Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time among the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. If ADB agrees to issue Notes to more than one Dealer and no agreement shall be reached among the relevant Dealers, none of them may stabilize the relevant issue of Notes. The Stabilizing Manager, for its own account (subject to any agreement among the relevant Dealers) and in its discretion may, as principal and not as agent of ADB, in connection with the distribution of any particular issue of Notes, over-allot or effect transactions that stabilize or maintain the market price of such Notes at levels that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

5. Covenants of ADB. ADB covenants with the Dealers that:

(a) ADB shall provide, upon request, copies of (i) the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto as soon as available and in such quantities as each Dealer may reasonably request, and (ii) the Global Agency Agreement and the Uniform Fiscal Agency Agreement.

(b) If any event shall occur as a result of which, in the judgment of ADB, the Prospectus or any applicable Pricing Supplement (when read together with the Prospectus) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, ADB shall promptly notify those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued, and shall prepare an amendment or supplement to the Prospectus or such Pricing Supplement, as the case may be, that will correct such untrue statement or omission.

(c) Before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue of Notes, the Prospectus, ADB shall furnish those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel.

(d) ADB shall endeavor to qualify Notes for offer and sale under the securities or blue sky laws of such jurisdictions as the Dealers purchasing any particular issue of Notes shall reasonably request.

(e) If (i) there has been any downgrading of one or more of ADB's ratings by a credit rating agency that rates ADB's debt securities, or if ADB has received any notice from such an agency of (A) any intended or potential downgrading or (B) any review with possible negative implications in respect of one or more of ADB's ratings, (ii) the representations and warranties of ADB contained herein will not be true and correct at the time of a Settlement Date as though made at and as of such time, (iii) ADB will not have performed all of its obligations under the applicable Terms Agreement or Appointment Agreement, as the case may be, required to be performed or satisfied on or prior to such Settlement Date, or (iv) the Prospectus does not contain all material information relating to the assets and liabilities, financial position, and net income of ADB, or anything has happened or is expected to happen that would require the Prospectus to be supplemented or updated, then ADB shall promptly so notify each Dealer that has entered into any Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued.

6. Conditions to Dealer's Obligations. The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement or to solicit offers to purchase Notes as agent for ADB pursuant to any Appointment Agreement shall be subject to the condition that, at and as of (i) the date of agreement with ADB as to the sale and purchase of a particular issue of Notes, and (ii) the relevant Settlement Date, all representations, warranties and other statements of ADB herein are true and correct, to the condition that ADB shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement, as the case may be, and to the following additional conditions:

(a) On or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or for a purchase of Notes

pursuant to its initial solicitation of offers to purchase Notes under these Standard Provisions as agent for ADB pursuant to any Appointment Agreement, each Dealer party to such Terms Agreement or Appointment Agreement shall have received copies of the documents and confirmations with respect to ADB listed in Exhibit A hereto.

(b) On or before the Settlement Date for its initial purchase of Notes as principal pursuant to a Terms Agreement or for a purchase of Notes pursuant to its initial solicitation of offers to purchase Notes as agent for ADB pursuant to an Appointment Agreement, in either case occurring after an amendment of or supplement to the Prospectus (including any supplement resulting from the incorporation by reference of ADB's annual Information Statement containing ADB's audited financial statements, but excluding any amendment or supplement (i) by publication of a Pricing Supplement, (ii) resulting solely from incorporation by reference of ADB's separately published quarterly financial statements or Annual Report, or (iii) constituting an amendment pursuant to Condition 10 of the Terms and Conditions of the Notes contained in the Prospectus), each Dealer party to such Terms Agreement or Appointment Agreement shall have received, if so specified in the applicable Terms Agreement or Appointment Agreement, copies of the documents and confirmations with respect to ADB listed in Exhibit B hereto.

(c) On each Settlement Date for the purchase of Notes by a Dealer as principal pursuant to a Terms Agreement, or for a purchase of Notes pursuant to a solicitation of offers to purchase Notes by a Dealer as agent for ADB pursuant to an Appointment Agreement, each Dealer party to such Terms Agreement or Appointment Agreement shall have received:

(i) an opinion of in-house counsel to ADB authorized by ADB to deliver such opinion, dated such Settlement Date and addressed to such Dealer, to the effect that, subject to the limitations and assumptions referred to in Exhibit A, paragraph (ii):

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of such Notes;

(B) the creation, issue, sale and delivery of such Notes have been duly authorized; and when such Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for, such Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms; and

(C) the applicable Terms Agreement or Appointment Agreement, and Pricing Supplement, have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Dealer of the applicable Terms Agreement or Appointment Agreement) each constitutes a valid, binding and enforceable obligation of ADB;

(ii) if so specified in the applicable Terms Agreement or Appointment Agreement, a letter of ADB's independent accountants, dated such Settlement Date and addressed to each Dealer that is a party to the applicable Terms Agreement or Appointment Agreement, as the case may be, confirming that they are independent accountants with respect to ADB within the meaning of Rule 101 of the Code of Professional Ethics of the American Institute of Certified Public Accountants ("AICPA"), and:

(A) if such Dealer has requested an accountants' letter in the form prescribed by Statement on Auditing Standards ("SAS") No. 72 of the AICPA, and has satisfied the conditions for receipt of such an accountants' letter, such letter shall state in effect that on the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available financial statements of ADB, inquiries of officials of ADB responsible for financial and accounting matters regarding the specific items for which representations are requested below and other specified procedures through a specified date not more than five business days prior to the date of delivery of such letter, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that: (1) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus; or (2) there was any decrease in the subscribed capital stock or paid in capital stock of ADB from the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus to the specified date set forth in such letter, any new long-term debt issuances by ADB between the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus and the specified date set forth in such letter, or any decrease in total loans outstanding of ADB as at the specified date set forth in such letter as compared with the amounts shown in the latest unaudited or audited financial statements set forth or incorporated by reference in the Prospectus, except in all instances described in this clause (2) for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; or

(B) if such Dealer has requested an accountants' letter of the type contemplated by SAS No. 76 of the AICPA, and has satisfied the conditions for receipt of such an accountants' letter, such letter shall state in effect that they have (i) read the latest available resolutions adopted by the Board of Directors of ADB and minutes of all meetings of the Board of Directors of ADB through a specified date not more than five business days prior to the date of

delivery of such letter, (ii) read the latest available financial statements of ADB, and (iii) made inquiries of officials of ADB responsible for financial and accounting matters as to whether (1) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus, or (2) there was any decrease in the subscribed capital stock or paid in capital stock of ADB from the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus to the specified date set forth in such letter, any new long-term debt issuances by ADB between the date of the latest unaudited or audited balance sheet set forth or incorporated by reference in the Prospectus and the specified date set forth in such letter, or any decrease in total loans outstanding of ADB as at the specified date set forth in such letter as compared with the amounts shown in the latest unaudited or audited financial statements set forth or incorporated by reference in the Prospectus, except in all instances described in this clause (2) for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter;

in either case (A) or (B) as described above, the letter shall also state that they have read the U.S. dollar amounts, percentages, ratios and other financial or statistical information set forth under the caption "Selected Financial Data" (and other relevant captions) included in the Information Statement, which is incorporated by reference in the Prospectus, and have compared such U.S. dollar amounts, percentages, ratios and other financial or statistical information (to the extent that such U.S. dollar amounts, percentages, ratios and other financial or statistical information are derived from ADB's financial statements, accounting records or computations on schedules prepared therefrom) to corresponding amounts in ADB's financial statements, accounting records or computations on schedules prepared therefrom, and have found such U.S. dollar amounts, percentages, ratios and other financial or statistical information to be in agreement with amounts in the Prospectus; the letter shall also state they have read the number of subscribed shares, number of votes and percentages set forth in the Information Statement, which is incorporated by reference in the Prospectus, and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of ADB or the appropriate accounts in ADB's general ledgers or the computations made by ADB therefrom; the letter will state that the independent accountants make no

representations regarding the sufficiency of such letter's procedures for the Dealer's purposes.

In the alternative, if ADB's independent accountants have previously delivered a letter pursuant to this Section 6(c)(ii) with respect to the most recent audited and unaudited financial statements set forth or incorporated by reference in the Prospectus, ADB may procure the production of a letter of ADB's independent accountants, dated such Settlement Date and addressed to each Dealer that is a party to the applicable Terms Agreement or Appointment Agreement, as the case may be, to the effect that such Dealer may rely on the relevant existing letter described above to the same extent as if such existing letter were addressed to such Dealer;

(iii) if so specified in the applicable Terms Agreement or Appointment Agreement, an opinion of U.S. or English counsel to such Dealer, dated such Settlement Date and addressed to such Dealer, with respect to the issue and sale of the Notes and other related matters as such Dealer may reasonably require, in which case ADB shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to opine on such matters; or a letter from such U.S. or English counsel, dated such Settlement Date and addressed to such Dealer, to the effect that such Dealer may rely on existing opinions described above;

(iv) if such issue of Notes involves an offering in the United States and if so specified in the applicable Terms Agreement or Appointment Agreement, a letter from U.S. counsel to such Dealer, dated such Settlement Date and addressed to such Dealer, to the effect that, based on such counsel's participation in certain conferences and telephone conversations in connection with the preparation of the Prospectus, such counsel's review of certain documents and such counsel's understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, while such counsel assume no responsibility for the accuracy or fairness of the statements contained in the Prospectus, nothing that came to such counsel's attention in the course of such review has caused them to believe that the Prospectus (except the financial statements and the other financial and statistical data included therein as to which such counsel need express no view) as of its date contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or a letter from such U.S. counsel, dated such Settlement Date and addressed to such Dealer, to the effect that such Dealer may rely on an existing letter described above; and

(v) solely with respect to any Notes governed by law other than United States or English law, if requested by such Dealer no later than the date of the applicable Terms Agreement or Appointment Agreement, as the case may be, an opinion of legal counsel to such Dealer who is authorized to opine on matters under such law, dated such Settlement Date and addressed to such Dealer, with respect to the issue and sale of Notes on such Settlement Date and other related matters as such Dealer may reasonably require.

(d) The Global Agency Agreement and the Uniform Fiscal Agency Agreement shall be continuing in full force and effect.

(e) Prior to such solicitation or purchase of Notes, there shall not have occurred, (i) a general moratorium on commercial banking activities in London or New York declared by any of the appropriate government authorities, (ii) a closure or widespread disruption of commercial banking, foreign exchange trading, or securities settlement or clearing services in any jurisdiction or jurisdictions (each, a "Relevant Jurisdiction") relevant to the money or capital markets in which a material amount of the Notes are intended under the applicable Terms Agreement or Appointment Agreement to be sold, offered or delivered by the relevant Dealer, (iii) any calamity or development or crisis of a political or economic nature or natural disaster resulting in a declaration of a state of emergency (or analogous concept), in each case within or having a material effect upon the Relevant Jurisdiction, (iv) any change in currency exchange rates or exchange controls, or change in the money or capital markets in which the Notes are being offered, the effect of which shall, either individually or in the aggregate, be such as, in the judgment of ADB or the relevant Dealer (or in the case of a syndicated offering, in the judgment of whichever Dealer is acting as the bookrunner), to materially adversely affect the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market, or (v) any downgrading in the rating accorded to any of ADB's outstanding debt securities by either Moody's Investors Service, Inc., Standard & Poor's Rating Service or Fitch Ratings or public announcement by any such organization that it has under surveillance or review, with possible negative implications, its rating of ADB's debt securities; and, upon notice being given, the parties to the applicable Terms Agreement or Appointment Agreement, as the case may be, shall (except for any liability in relation to expenses already incurred as agreed pursuant to a separate agreement, if any, and except for any liability arising prior to or in relation to such termination) be released and discharged from their respective obligations thereunder.

7. Indemnification and Contribution.

(a) ADB agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the U.S. Securities Act of 1933, as amended (the "Securities Act"), or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus or any Pricing Supplement in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as

such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to ADB in writing by such Dealer expressly for use therein.

(b) Each Dealer agrees to indemnify and hold harmless ADB, its directors, its officers and each person, if any, who controls ADB within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from ADB to such Dealer, but only with reference to information relating to such Dealer furnished to ADB in writing by such Dealer expressly for use in the Prospectus or any Pricing Supplement.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person that may seek indemnification pursuant to either of the two preceding paragraphs, such person (hereinafter called the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "Indemnifying Party") in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Indemnified Parties (or a representative thereof) in the case of parties indemnified pursuant to subsection (a) above and by ADB in the case of parties indemnified pursuant to subsection (b) above. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in subsections (a) or (b) of this Section 7 is unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Party under such paragraph, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by ADB on the one hand and each

Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (a "Relevant Dealer") on the other hand from the offering of the Notes, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of ADB on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by ADB on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by ADB bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of ADB on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by ADB or by such Relevant Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer's obligation to contribute pursuant to this Section 7 shall be several and not joint, and shall be in the proportion that the principal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate principal amount of the Notes that are the subject of such proceeding.

ADB and each Dealer agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the second preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the second preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

8. Survival of Representations and Indemnities. The respective indemnity and contribution agreements, representations, warranties and other statements of ADB, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, as the case may be, any investigation made

by or on behalf of such Dealer or Dealers or ADB or any of their respective officers, directors or controlling persons and delivery of and payment for the Notes.

9. Payment of Expenses. ADB agrees, whether or not any sale of Notes is consummated, to pay all reasonable expenses incident to the performance of its obligations under these Standard Provisions and the consummation of the transactions contemplated hereby, including without limitation:

(a) the initial preparation and printing of the Prospectus, and initial delivery of copies of the Prospectus to the Dealers;

(b) the preparation, printing, issuance and delivery of the Notes;

(c) the fees and expenses of ADB's legal counsel and auditors;

(d) the fees and expenses (including legal fees, if any) of the Global Agent, the Fiscal Agent and any other agents of ADB under the Program;

(e) the duplication and delivery to the Dealers of copies of the Global Agency Agreement, the Uniform Fiscal Agency Agreement, any relevant Calculation Agent Agreement or Exchange Rate Agency Agreement and any amendments or supplements thereto;

(f) any fees charged by rating agencies for any rating of the Notes carried out at the request of ADB;

(g) the cost of preparing definitive notes, if any;

(h) the external costs and expenses of ADB; and

(i) the fees and disbursements, if any, of the U.S. and English counsel to the Dealers in connection with the revisions to and continuation of the Program contemplated hereby.

Except as otherwise specifically provided above, each Dealer shall bear its own expenses incident to the performance of its obligations under these Standard Provisions and the consummation of the transactions contemplated hereby including without limitation:

(a) the fees and expenses of the U.S. and English counsel to the Dealers in respect of specific issuances of Notes;

(b) any fees and expenses incurred or payable in connection with the listing of the Notes on any stock exchange;

(c) the costs and expenses incurred in connection with the printing, distribution and production of all documents (including the Prospectus and the Pricing Supplement) in connection with a specific issuance of a series of Notes; and

(d) the external costs and expenses of the Dealers in connection with the preparation and management of a specific issuance of a series of Notes.

Notwithstanding the provisions of this Section 9, expenses may be allocated pursuant to a separate agreement between ADB and any Dealer.

10. Notices. All communications shall be by fax, electronic mail, in writing delivered by hand or by telephone (promptly confirmed by fax). Each communication will be made to the relevant person at the fax number, electronic mailing address, address or telephone number, in the case of communication by fax, electronic mail or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial telephone number, fax number, electronic mailing address, address and person so designated by ADB are set out below:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing Address: TDFD_Documentation@adb.org

The telephone number, fax number, electronic mailing address, address and person so designated by any Dealer shall be set out in the applicable Terms Agreement or Appointment Agreement, as the case may be.

A communication will be deemed received (if by fax) when a transmission report shows that the fax has been sent, (if by telephone and confirmed by fax) when made and (if by mail or electronic mail) when delivered, in each case in the manner required by this Section 10; provided, however, that any communication that is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

11. Calculation Agent. If any issue of Notes requires a calculation agent, ADB may request the Global Agent to act as such calculation agent, appoint another calculation agent or appoint any Dealer or a person nominated by any Dealers (and not the Global Agent or Fiscal Agent) to be the calculation agent in respect of such issue of Notes. If a Dealer is to be the calculation agent, it shall be named as calculation agent in the relevant Pricing Supplement and its appointment shall be on the terms or substantially in the form of the calculation agent agreement set forth as Exhibit F (which such Dealer shall be deemed to have entered into). If the person nominated as calculation agent is not a Dealer, such person shall execute (if it has not already done so) an agreement substantially in the form of the calculation agent agreement set forth as Exhibit K to the Global Agency Agreement, and the appointment of that person shall be on the terms of that agreement.

12. Successors and Assigns. Each Terms Agreement or Appointment Agreement, as the case may be, shall be binding upon, and inure solely to the benefit of, each Dealer and ADB, and to the extent provided in Section 7 and Section 8 hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of any such Terms Agreement or Appointment Agreement, as the case may be. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

13. Amendment; Termination. These Standard Provisions and the Exhibits hereto may be amended by ADB, and these Standard Provisions may be terminated by ADB; provided, however, that no amendment or termination shall be binding or effective in respect of any Terms Agreement or Appointment Agreement with respect to any Dealer that has not received written notice from ADB of such amendment or termination prior to entering into such Terms Agreement or an Appointment Agreement with ADB.

14. Governing Law. These Standard Provisions and each Terms Agreement or Appointment Agreement, as the case may be, shall be governed by, and construed in accordance with, the laws of jurisdiction specified in such Terms Agreement or Appointment Agreement.

15. Counterparts. Each Terms Agreement or Appointment Agreement, as the case may be, may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

EXHIBIT A

[Initial Documentation List]

Copies of the following documents will be provided to each Dealer on or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or its initial solicitation of offers to purchase Notes to be issued on such Settlement Date under these Standard Provisions as agent for ADB pursuant to an Appointment Agreement:

(i) A certificate of an officer authorized by ADB to deliver such certificate, dated the first Settlement Date that follows the date of these Standard Provisions (such date, the "Initial Settlement Date"), to the effect that (A) the representations and warranties of ADB contained in these Standard Provisions are true and correct at the Initial Settlement Date as though made at and as of such date, (B) ADB has performed all of its obligations under these Standard Provisions required to be performed or satisfied on or prior to the Initial Settlement Date, and (C) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated:

(ii) An opinion of in-house counsel to ADB authorized by ADB to deliver such opinion, dated the Initial Settlement Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that:

(A) ADB is duly established and existing under the Charter, which has been duly signed and accepted or ratified by all of the members of ADB;

(B) the Notes to be issued pursuant to the Program, when duly authorized, and when duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and, in either case, paid for, will constitute valid, binding and enforceable obligations of ADB in accordance with their terms;

(C) each of the Global Agency Agreement and the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by ADB and constitutes a valid, binding and enforceable obligation of ADB; and

(D) ADB's immunity from legal process does not extend to actions arising out of or in connection with any Terms Agreement or Appointment Agreement, as the case may be, or the issuance and sale of the Notes, and any action by a Dealer based on a Terms Agreement or Appointment Agreement (as applicable) may be brought against ADB in a court of competent jurisdiction of the United States or of England, as the case may be, and any action by a holder (other than a member of ADB or a person acting for or deriving claims from a member) based on the Notes may be brought against ADB in a court of competent jurisdiction of the United

States or of England, as the case may be, except, in each case, that pursuant to Article 50, paragraph 3 of the Charter, property and assets of ADB shall, wheresoever located and by whomever held, be immune from all forms of seizure, attachment or execution before delivery of final judgment against ADB;

In rendering its opinion, such counsel may state that its opinion is limited to matters of public international law, including without limitation the Charter and By-laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB; to the extent that any opinion is expressed as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law may be given upon assumption of the validity and binding effect of such agreement or instrument under such national law;

(iii) A letter of such in-house counsel to ADB, dated the Initial Settlement Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that such counsel has no reason to believe that the Prospectus, as of its date and as of the Initial Settlement Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Prospectus;

(iv) A certificate of the Secretary of ADB, dated the Initial Settlement Date, certifying as to (A) the Charter, (B) the By-laws of ADB, (C) the resolution adopted by the Board of Directors of ADB authorizing the borrowings of ADB relevant to the issuance of Notes settling on the Initial Settlement Date, (D) the full force and effectiveness of each of the Global Agency Agreement, the Uniform Fiscal Agency Agreement and these Standard Provisions, (E) ADB having taken no action inconsistent with the proceedings evidenced by certain specified documents, and (F) the incumbency and authenticity of signatures of specified officers of ADB; provided, however, that if the resolution referred to in (C) above is superseded by a new resolution, the Secretary of ADB shall prepare a new certificate, (i) dated as of the Settlement Date next following adoption of such new resolution, (ii) certifying as to items (A) through (F) above, and (iii) superseding the previous certificate for all purposes under these Standard Provisions; and

(v) An opinion or opinions of the U.S. and English counsel to the Dealers, dated the Initial Settlement Date and addressed to the Dealers under the Program, with respect to the issue and sale of Notes from time to time and other related matters as the Dealers under the Program may reasonably require, ADB having furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to opine on such matters;

(vi) If the issue of Notes to such Dealer involves an offering in the United States, a letter from the U.S. counsel to the Dealers, dated the Initial Settlement Date and addressed to the Dealers under the Program, to the effect that, based on such counsel's participation in certain

conferences and telephone conversations in connection with the preparation of the Prospectus, such counsel's review of certain documents and such counsel's understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, while such counsel assume no responsibility for the accuracy or fairness of the statements contained in the Prospectus, nothing that came to such counsel's attention in the course of such review has caused them to believe that the Prospectus (except the financial statements and the other financial and statistical data included therein as to which such counsel need express no view) as of its date contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT B

[Documents to be Provided Following Amendment of or Supplement to the Prospectus]

If so specified in the applicable Terms Agreement or Appointment Agreement, copies of the following documents will be provided to each Dealer on or before the Settlement Date for its initial purchase of Notes under these Standard Provisions as principal pursuant to a Terms Agreement or its initial solicitation of offers under these Standard Provisions to purchase Notes to be issued on such Settlement Date as agent for ADB pursuant to an Appointment Agreement, in either case occurring after an amendment of or supplement to the Prospectus (including any supplement resulting from the incorporation by reference of ADB's annual Information Statement containing ADB's audited financial statements, but excluding any amendment or supplement (i) by publication of a Pricing Supplement, (ii) resulting solely from incorporation by reference of ADB's separately published quarterly financial statements or Annual Report, or (iii) constituting an amendment pursuant to Condition 10 of the Terms and Conditions of the Notes contained in the Prospectus):

(i) A certificate of an officer authorized by ADB to deliver such certificate, dated the first Settlement Date that follows the date of such amendment or supplement (such date, the "Delivery Date"), to the effect that (A) the representations and warranties of ADB contained in these Standard Provisions are true and correct at the Delivery Date as though made at and as of such date, (B) ADB has performed all of its obligations under these Standard Provisions required to be performed or satisfied on or prior to the Delivery Date, and (C) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated; and

(ii) A letter of in-house counsel to ADB, dated the Delivery Date and addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect that such counsel has no reason to believe that the Prospectus, as of its date and as of the Delivery Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Prospectus.

EXHIBIT C

[Form of Pricing Supplement]

PRICING SUPPLEMENT

[LOGO]

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: [ ]

[*insert title of issue of Notes*]

Issue price: [ ]

[*insert names of Dealers*]

The date of this Pricing Supplement is [ ].

This pricing supplement (this "Pricing Supplement") is issued to give details of an issue of [*title of Notes*] (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated [*date*].

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

[The Notes comprise bearer notes that are subject to U.S. tax law requirements and, subject to certain exceptions, may not be offered, sold or delivered within the United States.]

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

[Include whichever of the following apply or specify as "Not applicable." Note that the numbering should remain as set out below, even if "Not applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

General Provisions

1.	Issuer:		[ ]
2.	[(i)]	Series Number:	[ ]
	[(ii)	Tranche Number: *(if fungible with an existing Series, provide details of that Series, including the date on which the Notes become fungible)*]	[ ]
3.	(i)	Specified Currency (Condition 1(c)):	[ ]
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	[ ]
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	[ ]
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	[*if applicable, specify Market Exchange Rate*]
4.	Aggregate Nominal Amount:		[ ]
	[(i)	Series:]	[ ]
	[(ii)	Tranche:]	[ ]

5. [(i)] Issue Price:	[ ] % of the Aggregate Nominal Amount [plus accrued interest from *[insert date] (in the case of fungible issues only, if applicable)*]
[(ii) Net proceeds:	[ ] [*(required only for listed issues)*]
6. Specified Denominations (Condition 1(a)):	[ ]
7. (i) Issue Date (Condition 5(d)):	[ ]
(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	[ ]
8. Maturity Date or Redemption Month (Condition 6(a)):	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in the Redemption Month*]
9. Interest Basis (Condition 5)):	[Fixed Rate (Condition 5(a))] [Floating Rate (Condition 5(b))] [Zero Coupon (Condition 5(c))] [Deep Discount (Condition 5(c))] [Index-Linked Interest] [*specify if other interest basis*] (further particulars specified below)
10. Redemption/Payment Basis (Condition 6(a)):	[Redemption at par] [Index-Linked Redemption (*specify*)] [Dual Currency (*specify*)] [Partly Paid (*specify*)] [Installment (*specify*)] [*specify if other redemption/payment basis*]
11. Change of Interest or Redemption/Payment Basis:	[*specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12. Put/Call Options (Conditions 6(e) and (f)):	[Noteholder put] [ADB call] [(further particulars specified below)]

13.	Status of the Notes (Condition 3):	[Senior] [*specify status if different from Condition 3*]
14.	Listing:	[Luxembourg] [*if other, specify*] [None]
15.	Method of distribution:	[Syndicated] [Non-syndicated]

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate(s) of Interest:	[ ] % per annum, payable [annually/semi-annually/ quarterly/monthly] in arrears
(ii)	Interest Payment Date(s):	[ ] and [ ] of each year
(iii)	Fixed Coupon Amount(s):	[ ] per lowest Specified Denomination
(iv)	Broken Amount(s):	[*insert particulars of any initial or final broken interest amounts*]
(v)	Relevant Financial Center:	[ ]
(vi)	Additional Business Center(s) (Condition 5(d)):	[ ]
(vii)	Day Count Fraction (Condition 5(d)):	[ ] *(Day Count Fraction should be Actual/Actual - ISMA for all fixed rate issues other than those denominated in U.S. dollars unless Dealer/ADB decide otherwise)*
(viii)	Determination Date(s):	[*insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative) in each year (only to be completed where day count fraction is Actual/Actual - ISMA)*]
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not applicable] [*provide details*]

17.	Floating Rate Note Provisions (Condition 5(b)):	[Applicable] [Not applicable] *(if not applicable, delete the remaining sub-paragraphs of this paragraph — also consider whether LIBOR, EURIBOR or EUR-LIBOR is the appropriate reference rate for euro-denominated issues)*
(i)	Specified Period(s)/ Interest Payment Dates:	[ ]
(ii)	Business Day Convention (Condition 5(d)):	[Floating Rate Business Day Convention] [Modified Following Business Day Convention] [Following Business Day Convention] [Preceding Business Day Convention] [*specify if other Business Day Convention*]
(iii)	Relevant Financial Center:	[ ]
(iv)	Additional Business Center(s) (Condition 5(d)):	[ ]
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Benchmark Rate determination] [ISDA Determination] [*if other, specify*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[ ]
(vii)	Benchmark Rate determination (Condition 5(b)):	[Applicable] [Not applicable]
	Interest Determination Date(s) (Condition 5(d)):	[[ ] day(s) prior to the first day of the Interest Period]
	Primary Source for Floating Rate:	[*specify relevant screen page*] [Reference Banks]
	Reference Banks (if Primary Source for Floating Rate is "Reference Banks"):	[*specify four*]

	Relevant Banking Center:	[*specify*]
	Benchmark Rate(s) and Reference Rate(s):	[specify *LIBOR, EURIBOR, EUR-LIBOR or other benchmark and whether bid, offer or mean]*
(viii)	ISDA Determination (Condition 5(b)):	[Applicable] [Not applicable]
	Floating Rate Option:	[ ]
	Designated Maturity:	[ ]
	Reset Date:	[ ]
	ISDA Definitions (if different from those set out in the Conditions):	[ ]
(ix)	Margin(s):	[+/-] [ ] % per annum
(x)	Minimum Rate of Interest:	[ ] % per annum
(xi)	Maximum Rate of Interest:	[ ] % per annum
(xii)	Day Count Fraction (Condition 5(d)):	[ ]
(xiii)	Rate Multiplier (Condition 5(d)):	[ ]
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	[ ]

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Amortization Yield:	[ ] % per annum
(ii)	Reference Price:	[ ]

(iii)	Basis:	[Straightline/Compounded at [*specify*] interval]
(iv)	Day Count Fraction (Condition 5(d)):	[ ]
(v)	Any other formula/basis of determining amount payable:	[ ]

19.	Index-Linked Interest Note Provisions:	[Applicable] [Not applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph* ***- if applicable, complete terms MUST be set out in this Pricing Supplement***)

(i)	Index/Formula:	[*Provide or annex details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv)	Specified Period(s)/ Interest Payment Dates:	[ ]
(v)	Business Day Convention (Condition 5(d)):	[Floating Rate Business Day Convention] [Modified Following Business Day Convention] [Following Business Day Convention] [Preceding Business Day Convention] [*specify if other Business Day Convention*]
(vi)	Relevant Financial Center:	[ ]
(vii)	Additional Business Center(s) (Condition 5(d)):	[ ]
(viii)	Minimum Rate of Interest:	[ ] % per annum
(ix)	Maximum Rate of Interest:	[ ] % per annum
(x)	Day Count Fraction (Condition	[ ]

5(d)):

20.	Dual Currency Note Provisions:	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph - **if applicable, complete terms MUST be set out in this Pricing Supplement***)
	(i) Rate of Exchange/Method of calculating Rate of Exchange:	[*provide details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction (Condition 5(d)):	[ ]

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amounts(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii) If redeemable in part:	
	• Minimum nominal amount to be redeemed:	[ ]
	• Maximum nominal amount to be redeemed:	[ ]

	(iv)	Notice period (if other than as set out in the Conditions):	[ ]
22.	Put Option (Condition 6(f)):		[Applicable] [Not applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii)	Description of any other Noteholders' option:	[ ]
	(iv)	Deposit period (if other than as set out in the Conditions):	[ ]
	(v)	Notice period (in respect of deposit period):	[ ]
23.	Final Redemption Amount:		[Nominal amount] [*if other specify*] [See Appendix]
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	[ ]
	(ii)	Long Maturity Note (Condition 7(f)):	[Applicable] [Not applicable]
	(iii)	Variable Redemption Amount (Condition 6(d))	[Not applicable] [*provide details*]
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ][As set out in the Conditions]
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	[Yes] [No] [Not applicable]

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	[Bearer Notes] [Registered Notes] [Book-Entry Notes] [*delete as appropriate*]
		Bearer Notes
	(i) Temporary or Permanent Global Note:	[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date] [Temporary Global Note exchangeable for Individual Definitive Bearer Notes on the Exchange Date]
	(ii) Exchange Date in respect of Temporary Global Note:	[Not applicable] [*specify date*]
	(iii) Applicable TEFRA exemption:	[D Rules]
		Registered Notes
	Definitive Registered Notes:	[Global Registered Note available on Issue Date] [Individual Definitive Registered Notes available on Issue Date]
		Book-Entry Notes
	Book-Entry Notes:	[Book-Entry Notes available on Issue Date]
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable] [*If yes, provide details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	[Not applicable] [*provide details*] ***(if applicable, complete terms MUST be set out in this Pricing Supplement)***
28.	Details relating to Installment Notes:	[Not applicable] [*provide details (including the Installment Amount(s) and*

	the Installment Date(s) (Condition 6(h))] ***(if applicable, complete terms MUST be set out in this Pricing Supplement)***
29. Redenomination, renominalization and reconventioning provisions:	[Not applicable] [The provisions annexed to this Pricing Supplement apply]
30. Consolidation provisions:	[Not applicable] [The provisions annexed to this Pricing Supplement apply]
31. Other terms or special conditions:	[Not applicable] [*provide details*]

Distribution

32. (i)	If syndicated, names of Managers:	[Not applicable] [*provide names*]
(ii)	Stabilizing Manager (if any):	[Not applicable] [*provide name*]
(iii)	Commissions and Concessions:	[ ]

33. If non-syndicated, name of Dealer:	[Not applicable] [*provide name*]
34. Additional selling restrictions:	[Not applicable] [*provide details*]

Operational Information

35. (i)	ISIN:	[ ]
(ii)	CUSIP:	[ ]
(iii)	CINS:	[ ]
(iv)	Other:	[ ]

36. Common Code:	[ ]
37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	[Not applicable] [Euroclear and Clearstream, Luxembourg only] [DTC only][CMU] [*provide name(s) and number(s)*]
38. Delivery:	Delivery [against/free of] payment
39. Additional Paying Agent(s) (if any):	[ ]
40. Governing Law:	[English] [New York] [*specify other governing law*]

[Additional Information [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Taxation] [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Risk Warning [FOR NOTES IN THE CURRENCY OF AN ADB NON-MEMBER COUNTRY]]

[Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.]

[Stabilizing

In connection with this issue, [*insert name of Stabilizing Manager*] may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.]

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on [ ].

[Recent Developments

Insert text]

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:____________________________
Name:
Title:

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald - Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States and English law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

EXHIBIT D

[Form of Terms Agreement
(to be used if Dealer is to purchase Notes as principal for resale to others pursuant to Section 4(a))]

TERMS AGREEMENT NO. [•]

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

[Aggregate Principal Amount of Notes]
[Title of Notes]

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

[[*Name of Dealer* (the "Dealer")] [The undersigned manager[s] [(the "Manager")][(collectively, the "Managers")]] agree[s] to purchase from the Asian Development Bank ("ADB") its [Title of Notes] (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated [•], 2011 (the "Prospectus") at _____ a.m./p.m., _____ time on _________________ (the "Settlement Date") at an aggregate purchase price of [•] on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference[, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus referred to herein.][INCLUDE BRACKETED TEXT IF A NEW PROSPECTUS IS ISSUED AFTER THE DATE OF THE STANDARD PROVISIONS.] In so purchasing the Notes, [the Dealer][[each of] the Manager[s]] understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, [the Dealer][[each of] the Manager[s]] that the representations and warranties of ADB set forth in Section 2(a) of the

Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

[The Dealer/Manager] [Each of the Managers] warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. [The Dealer/Manager] [Each of the Managers] warrants and covenants to ADB that the warranties of [the/such] [Dealer/Manager] set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of [the Dealer][each of] the Manager[s]] to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of [each of] the undersigned to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by [the Dealer][each of] the Manager[s]] of the document[s] referred to in Section[s] [6(a)] [6(b)] [and] 6(c)(i) [, (ii), (iii), (iv) and (v)] of the Standard Provisions.] [FOR THE INITIAL ISSUE OF NOTES TO A PARTICULAR DEALER UNDER THE STANDARD PROVISIONS, INCLUDE REFERENCES TO SECTION 6(a) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR THE INITIAL ISSUE OF NOTES TO A PARTICULAR DEALER FOLLOWING AN AMENDMENT OF OR SUPPLEMENT TO THE PROSPECTUS, INCLUDE REFERENCES TO SECTION 6(b) (IF THE DEALER REQUESTS SUCH DOCUMENTS) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR OTHER ISSUANCES OF NOTES, INCLUDE REFERENCES ONLY TO THE APPLICABLE CLAUSE(S) OF SECTION 6(c).]

ADB certifies to the [Dealer/Manager[s]] that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

[ADDITIONAL TERMS -- The following paragraphs may be used (in whole or in part) for syndicated offerings:

1. ADB agrees that it will issue the Notes and the Managers named below [If syndicate includes one or more U.S. broker-dealers, insert OPTION 1-- severally and not jointly] [OPTION 2-- jointly and severally] agree to purchase the Notes at the aggregate purchase price specified above,

calculated as follows: the issue price of [•] per cent. less a management and underwriting fee of [•] per cent. of the principal amount.

[IF OPTION 1, INSERT--

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
[Name of Manager]	[Currency][Amount]
[Name of Manager]	[Amount]
[Name of Manager]	[Amount]
Total	[Currency][Amount]

2. [Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.] [Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to [an account specified in writing by the Managers at least two business days prior to the Settlement Date]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's [Account A, ABA No. 021080245] with the [Federal Reserve Bank of New York].

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed [Name of Manager], [or any person acting for [Name of Manager]], as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the [Global Agency Agreement] [Uniform Fiscal Agency Agreement], duly executed by the parties thereto.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

[7]. [FOR NOTES IN REGISTERED FORM THAT ARE NOT TO BE SOLD IN THE UNITED STATES, INCLUDE THE FOLLOWING: The [Dealer][Manager] represents, warrants and agrees that the Notes have not been and will not be offered in the United States or to U.S. persons.]

[8]. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:	Funding Division, Treasury Department
Telephone:	(632) 632-4713
Facsimile:	(632) 632-4120 or 636-2625
Electronic Mailing Address:	TDFD_Documentation@adb.org

For the Managers:

[Name of Manager]
[Address]

Attention:	[ ]
Telephone:	[ ]
Facsimile:	[ ]
Electronic Mailing Address:	[ ]

[IF OPTION 1, INSERT--

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.]]

[ADDITIONAL TERMS -- The following paragraphs may be used (in whole or part) for non-syndicated offerings:

1. ADB agrees that it will issue the Notes and the [Dealer][Manager] agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of [•] per cent. less a management and underwriting fee of [•] per cent. of the principal amount.

2. [Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the [Dealer][Manager].]

   [Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to [an account specified in writing by the [Dealer][Manager] at least two business days prior to the Settlement Date]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's [Account A, ABA No. 021080245] with the [Federal Reserve Bank of New York].

   [Other provisions for payment and delivery of Notes.]

3. ADB hereby appoints the [Dealer][Manager] as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which

this Terms Agreement pertains. The [Dealer][Manager] shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The [Dealer][Manager] acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the [Global Agency Agreement] [Uniform Fiscal Agency Agreement], duly executed by the parties thereto.

4. In consideration of ADB appointing the [Dealer][Manager] as a Dealer solely with respect to this issue of Notes, the [Dealer][Manager] hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The [Dealer][Manager] acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the [Dealer][Manager] that have arisen prior to such termination.

[6]. [WHERE THE NOTES ARE OFFERED OR SOLD PURSUANT TO A SECONDARY OFFERING UNDER AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE RELEVANT LAWS AND REGULATIONS OF JAPAN, INCLUDE THE FOLLOWING: The obligation of ADB to issue and sell the Notes to [Dealer][Manager] is subject to the receipt by ADB of a translation certificate from the Japanese counsel to the [Dealer][Manager] and a copy of the distribution material to be used in connection with the secondary distribution of the Notes, in each case, in form and substance satisfactory to ADB.] [FOR NOTES IN REGISTERED FORM THAT ARE NOT TO BE SOLD IN THE UNITED STATES, INCLUDE THE FOLLOWING: The [Dealer][Manager] represents, warrants and agrees that the Notes have not been and will not be offered in the United States or to U.S. persons.]

[7].. For purposes hereof, the notice details of each of ADB and the [Dealer][Manager] are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:	Funding Division, Treasury Department
Telephone:	(632) 632-4713
Facsimile:	(632) 632-4120 or 636-2625
Electronic Mailing Address:	TDFD_Documentation@adb.org

For the [Dealer][Manager]:

[Name of [Dealer][Manager]]
[Address]

Attention:	[ ]
Telephone:	[ ]
Facsimile:	[ ]
Electronic Mailing Address:	[ ]

[8.] All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

[FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and [the Dealer/Manager(s)] but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and [the Dealer/Manager(s)] in relation to the subject matter thereof and supersede and extinguish, and each of ADB and [the Dealer/Manager(s)] in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or [the Dealer/Manager(s)] liability under Section 7 of the Standard Provisions.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW

YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of [•].]

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the [Dealer/Manager(s)] of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[INSERT NAME(S) OF
DEALER/MANAGER(S)]

By:___________________________
Name:
Title:

[OR]

____

By:___________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: ____
Name: [ ]
Title: [ ]

EXHIBIT E

[Form of Appointment Agreement
(to be used if Dealer is to act as an agent for the
purpose of soliciting offers to purchase
Notes pursuant to Section 4(b))]

[Address]

[Date]

Re: [Title of Notes to be issued]

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreement to solicit offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the "Program") of the Asian Development Bank ("ADB"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Program. The Standard Provisions dated as of 28 April 2011 relating to the Program (the "Standard Provisions"), a copy of which has been delivered to you, are incorporated herein by reference. You will be entitled to all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received a copy of the Prospectus and the [Uniform Fiscal Agency Agreement] [Global Agency Agreement], duly executed by the parties thereto.

You recognize that, in connection with this issue, you are acting as ADB's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon this issue of Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

ADB hereby represents and warrants to, and agrees with, you that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and correct as though made at and as of the Settlement Date.

You warrant and covenant that this Appointment Agreement has been duly authorized, executed and delivered by you, and that such execution and delivery does not, and the performance by you of your obligations hereunder will not, contravene any provision of applicable law or your articles of association or equivalent constitutive documents or any

judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over you. You warrant and covenant to ADB that your warranties set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained therein. Your obligation to solicit offers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by you of the document[s] referred to in Section[s] [6(a)] [6(b)] [and] 6(c)(i) [, (ii), (iii), (iv) and (v)] of the Standard Provisions.] [FOR A PARTICULAR DEALER'S INITIAL SOLICITATION OF OFFERS TO PURCHASE NOTES AS AGENT FOR ADB UNDER THE STANDARD PROVISIONS, INCLUDE REFERENCES TO SECTION 6(a) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR A PARTICULAR DEALER'S INITIAL SOLICITATION OF OFFERS TO PURCHASE NOTES AS AGENT FOR ADB FOLLOWING AN AMENDMENT OF OR SUPPLEMENT TO THE PROSPECTUS, INCLUDE REFERENCES TO SECTION 6(b) (IF THE DEALER REQUESTS SUCH DOCUMENTS) AND THE APPLICABLE CLAUSE(S) OF SECTION 6(c). FOR OTHER SOLICITATIONS OF OFFERS TO PURCHASE NOTES, INCLUDE REFERENCES ONLY TO THE APPLICABLE CLAUSE(S) OF SECTION 6(c).]

For purposes hereof, the notice details of each of ADB and you are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the [Dealer]:

[Name of [Dealer]]
[Address]
Attention: [ ]
Telephone: [ ]
Facsimile: [ ]
Electronic Mailing
Address: [ ]

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

[FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Appointment Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Appointment Agreement. Any date or period specified in the Standard Provisions or this Appointment Agreement may be postponed or extended by mutual agreement among ADB and you but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Appointment Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and you in relation to the subject matter thereof and supersede and extinguish, and each of ADB and you in entering into this Appointment Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Appointment Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Appointment Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or your liability under Section 7 of the Standard Provisions.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- The Standard Provisions and this Appointment Agreement shall be governed by and construed in accordance with the laws of [•].]

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Appointment Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK

By:________________________
Name:
Title:

Confirmed on behalf of ______________________________

By: ______________________________

cc: [Citibank, N.A.,
as Global Agent]

[Federal Reserve Bank of New York,
as Fiscal Agent]

EXHIBIT F

[Form of Calculation Agent Agreement]

CALCULATION AGENT AGREEMENT dated as of ____________ , ___ (this "Agreement") between the ASIAN DEVELOPMENT BANK ("ADB") and [DEALER] (and its successors and assigns, the "Calculation Agent").

WHEREAS, ADB proposes to issue [TITLE OF NOTES] (the "Notes") pursuant to the terms of the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to ADB's Global Medium-Term Note Program; and

WHEREAS, ADB wishes to appoint the Calculation Agent as calculation agent for the purpose of making any determination which it is required to make pursuant to the Terms and Conditions (the "Terms and Conditions") of the Notes identified in the Pricing Supplement dated as of_____________ , in respect of which it is appointed as Calculation Agent.

IT IS HEREBY AGREED as follows:

1. Definitions. Capitalized Terms used and not defined in this Agreement shall, unless the context otherwise requires, have the meanings given to them in the Terms and Conditions and the Standard Provisions.

2. Appointment. The Calculation Agent agrees to act as such in relation to the issue of the Notes, and ADB appoints the Calculation Agent as its agent, for the purposes of making such calculations and/or determinations in respect of the Notes, as agreed between ADB and the Calculation Agent (and set forth in the Terms and Conditions) on the following terms and conditions.

3. (a) Duties. The Calculation Agent will perform, with respect to the Notes, the duties expressed to be performed by it in the Terms and Conditions. In respect of such appointment, as soon as practicable after the relevant time on such date as the Terms and Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be (and any determination of the amount of interest payable under the Notes shall be consistent with the corresponding amount receivable by ADB under the related swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of _____ Reference No.:_____), and (ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to redemption of the Notes, to be provided to the Global Agent or the Fiscal Agent, as the case may be, the Paying Agent and ADB as soon as possible after their determination but in no event later than the second Relevant Business Day thereafter. In performing its duties under this Section 3, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information

from such other sources as are specified in the Terms and Conditions or, in the event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

(b) Changes to Terms and Conditions. The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Terms and Conditions against the Calculation Agent. If the Terms and Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way that affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Terms and Conditions.

(c) Notification of Failure to Make Determination. If the Calculation Agent at any relevant time does not determine the relevant interest rate(s), amount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation which it is required to make pursuant to the Terms and Conditions, it shall forthwith notify ADB and, as the case may be, the Global Agent or the Fiscal Agent.

4. Indemnity. (a) ADB shall, upon presentation of duly documented evidence, indemnify the Calculation Agent, its directors, officers, employees and agents against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it (excluding consequential damages) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own negligence, bad faith or willful misconduct or that of its directors, officers, employees or agents.

(b) The Calculation Agent shall indemnify and hold harmless ADB, its directors, officers, employees and agents when by reason of the negligence, bad faith, or willful misconduct of the Calculation Agent, its directors, officers, employees and agents, ADB, its directors, officers, employees and/or agents suffer or incur in any damages, losses, costs, expenses or, in general, any liabilities (excluding consequential damages).

5. (a) Calculations Binding. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on ADB, the Dealers and the holders of the Notes and Coupons, if any.

(b) No Agency or Trust. In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations towards or relationship of agency or trust with any of the holders of the Notes and Coupons, if any.

(c) Taking of Advice. The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to ADB, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such

matter in good faith and in accordance with the opinion of such legal adviser.

(d) Information Believed to be Genuine. The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found not to be genuine or to be incorrect.

6. (a) Resignation. The Calculation Agent may resign its appointment hereunder at any time by giving to ADB not less than 60 days' written notice to that effect. In the event that the Calculation Agent is unable or unwilling or otherwise fails to act, ADB may terminate the appointment of the Calculation Agent and will immediately appoint a leading bank or investment banking firm qualified to act as its successor. No resignation by the Calculation Agent shall take effect, nor may the Calculation Agent be removed (except as set forth in this Agreement), until a replacement Calculation Agent has been appointed by ADB. ADB agrees with the Calculation Agent that if, by the 10th day before the expiration of any notice under this Section 6, ADB has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of ADB, to appoint as Calculation Agent in its place a leading bank or investment banking firm subject to the consent of ADB, which consent shall not be unreasonably withheld.

(b) Termination of Appointment in Certain Events. ADB may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding-up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation, or (ii) it fails to make any calculation or determination required to be made by it under this Agreement and ADB gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

(c) Notice. ADB shall give the holders of Notes, in accordance with the Terms and Conditions, and the Global Agent or the Fiscal Agent, as the case may be, not less than 20 days' written notice of any proposed resignation or termination pursuant to this Section 6 or, where there is a termination under Section 6(b), shall give notice thereof as soon as possible after such termination.

(d) Successor Corporations. Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which

the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to ADB as soon as practicable.

7. Notices. All communications shall be by fax, electronic mail, in writing delivered by hand or by telephone (promptly confirmed by fax). Each communication will be made to the relevant person at the fax number, electronic mailing address, address or telephone number, in the case of communication by fax, electronic address or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for such purpose.

8. [FOR AN ISSUE OF NOTES GOVERNED BY NEW YORK LAW, INCLUDE THE FOLLOWING: -- This Agreement shall be governed by and construed in accordance with the laws of the State of New York.][FOR AN ISSUE OF NOTES GOVERNED BY ENGLISH LAW, INCLUDE THE FOLLOWING: -- This Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England. A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. Any date or period specified in this Agreement may be postponed or extended by mutual agreement among ADB and the Calculation Agent but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. This Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Calculation Agent in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Calculation Agent in entering into this Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in this Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Calculation Agent's liability under Section 4 of this Agreement.] [FOR AN ISSUE OF NOTES GOVERNED BY A LAW OTHER THAN NEW YORK LAW OR ENGLISH LAW, INCLUDE THE FOLLOWING: -- This Agreement shall be governed by and construed in accordance with the laws of [•].] With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB. ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet

Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Calculation Agent of such appointment in accordance with Section 7 of this Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Any party may enter into this Agreement by signing any such counterpart.

This Agreement has been entered into on the date first above written.

ASIAN DEVELOPMENT BANK

By:
Name:
Title:

[DEALER/DEALER'S NOMINEE]

By:
Name:
Title:

EXHIBIT G

SELLING RESTRICTIONS

(a) General. No action has been or will be taken by ADB or by or on behalf of any Dealer in any jurisdiction to allow ADB or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Pricing Supplement, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Pricing Supplement or such other information relating to ADB and/or the Notes which ADB has authorized to be used.

(b) United States of America. Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

ADB and each of the Dealers agree to the following language with respect to Bearer Notes with a maturity of more than one year:

(1) except to the extent permitted under United States Treasury Regulations Section 1.163-5(c)(2)(i)(D) (the "D Rules"), (a) we have not offered or sold, and during the restricted period will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) we have not delivered and will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

(2) we represent and agree that we have and throughout the restricted period will have in effect procedures reasonably designed to ensure that our employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(3) if we are a United States person, we represent that we are acquiring the Notes in bearer form for purposes of resale in connection with their original issuance and if we retain Notes in bearer form for our own account, we will only

do so in accordance with the requirements of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6); and

(4) with respect to each affiliate that acquires from us Notes in bearer form for the purpose of offering or selling such Notes during the restricted period, we either (a) repeat and confirm the representations and agreements contained in clauses (1), (2) and (3) on its behalf or (b) agree that we will obtain from such affiliate for your benefit the representations and agreements contained in clauses (1), (2) and (3).

Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

In addition, we have not entered and will not enter into any contractual arrangement with any distributor (as that term is defined for purposes of Regulation S and the D Rules) with respect to the distribution of the Notes, except with our affiliates or with the prior written consent of the Issuer.

Each of the Dealers further agrees that, if it sells a Bearer Note that is represented by an interest in a Temporary Global Note from its primary allotment to a person within the United States or its possessions, as defined for purposes of Treasury Regulations Section 1.163-5(c)(2)(i)(D), or to a United States person, as such term is defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, it will promptly (i) inform the Global Agent and (as the case may be) Euroclear or Clearstream, Luxembourg of such sale and request that the Global Agent exchange the appropriate interests in the relevant Temporary Global Note for Registered Notes in accordance with the Global Agency Agreement and (ii) arrange for delivery of Registered Notes to the purchaser thereof as soon as practicable.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of ADB and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

(c) United Kingdom. Each Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to Notes in, from or otherwise involving the United Kingdom.

(d) Japan. Each Dealer understands that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("FIEA"), and represents and agrees that it has not, directly or indirectly, offered, sold, delivered or transferred and will not, directly or indirectly, offer, sell, deliver or transfer any Notes in Japan or to, or for the benefit of, a resident of Japan or to others for, directly or indirectly, re-offering, resale, delivery or transfer of any Notes in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and other relevant laws and regulations of Japan. As used in this paragraph (d), "resident of

Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

(e) Hong Kong. Each Dealer represents, warrants and agrees that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and (b) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules thereunder.

(f) Singapore. Each Dealer understands that the Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore ("MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

(g) People's Republic of China. Each Dealer represents, warrants and agrees that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except as permitted by the securities laws of the People's Republic of China.

(h) Other Jurisdictions. For each placement of Notes in a jurisdiction other than the United States of America, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by ADB and the relevant Dealer(s), will be provided in the Pricing Supplement issued in respect of each issue of Notes. Each Dealer severally agrees that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions.

4 May 2011

HSBC Bank plc
8 Canada Square
London E14 5HQ
England

Re: Asian Development Bank
Series 617-00-2
U.S.$436,000,000 10.00 per cent. High Coupon / High Premium
Notes due 9 May 2016
Issued under its Global Medium-Term Note Program

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreement to solicit (through HSBC Bank USA N.A., pursuant to the exemption provided by Section 3(a)(4)(B)(vi) of the Securities Exchange Act of 1934, as amended) offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the "Program") of the Asian Development Bank ("ADB"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Program. The Standard Provisions dated as of 28 April 2011 relating to the Program (the "Standard Provisions"), a copy of which has been delivered to you, are incorporated herein by reference. You will be entitled to all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

You recognize that, in connection with this issue, you are acting as ADB's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon this issue of Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

ADB hereby represents and warrants to, and agrees with, you that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and correct as though made at and as of 9 May 2011 (the "Settlement Date").

You warrant and covenant that this Appointment Agreement has been duly authorized, executed and delivered by you, and that such execution and delivery does not, and the performance by you of your obligations hereunder will not, contravene any provision of applicable law or your articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over you. You warrant and covenant to ADB that your warranties set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained therein. Your obligation to solicit offers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by you of the documents referred to in Sections 6(a) and 6(c)(i) of the Standard Provisions.

For purposes hereof, the notice details of each of ADB and you are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4713
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For HSBC Bank plc:

HSBC Bank plc
8 Canada Square
London E14 5HQ
England
Attention: Transaction Management Group
Telephone: +44 20 7991 8888
Facsimile: +44 20 7992 4973

Electronic Mailing
Address: transaction.management@hsbcib.com

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Appointment Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Appointment Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Appointment Agreement. Any date or period specified in the Standard Provisions or this Appointment Agreement may be postponed or extended by mutual agreement among ADB and you but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Appointment Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and you in relation to the subject matter thereof and supersede and extinguish, and each of ADB and you in entering into this Appointment Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Appointment Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Appointment Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or your liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Appointment Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however,* that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint

a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK



By: __________________________
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

Confirmed on behalf of
HSBC BANK PLC

By__________________________
Name:
Title:

cc: Citibank, N.A.,
as Global Agent

a substitute process agent and shall immediately notify you of such appointment in accordance with Section 10 of the Standard Provisions and this Appointment Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Please confirm your acceptance of the following by signing this letter and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK

By:________________________
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

Confirmed on behalf of
HSBC BANK PLC



By ________________________
Name: KARL L ALLEN
Title: DIRECTOR, TMGT

cc: Citibank, N.A.,
as Global Agent